SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 27, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Financial Statements as of December 31, 2024 together with the Audit Report issued by the Independent Auditor

BANCO MACRO SA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

CONTENT

Cover sheet

Consolidated Financial Statements
Consolidated statement of financial position
Consolidated statement of income
Consolidated statement of other comprehensive income
Consolidated statement of changes in shareholders’ equity
Consolidated statement of cash flows

Notes to the consolidated Financial Statements
Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these Financial Statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Derivative financial instruments
Note 6: Repurchase agreements
Note 7: Other financial assets
Note 8: Loans and other financing
Note 9: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 10: Financial assets delivered as guarantee
Note 11: Fair value quantitative and qualitative disclosures
Note 12: Business combinations
Note 13: Investments in associates and joint ventures
Note 14: Other non-financial assets
Note 15: Related parties
Note 16: Deposits
Note 17: Other financial liabilities
Note 18: Leases
Note 19: Provisions
Note 20: Other non-financial liabilities
Note 21: Employee benefits payable
Note 22: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 23: Disclosures by operating segment
Note 24: Income tax
Note 25: Commissions income
Note 26: Differences in quoted prices of gold and foreign currency
Note 27: Other operating income
Note 28: Employee benefits
Note 29: Administrative expenses

BANCO MACRO SA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

CONTENT (contd.)

Notes to the consolidated Financial Statements (contd.)
Note 30: Other operating expenses
Note 31: Additional disclosures in the statement of cash flows
Note 32: Capital stock
Note 33: Earnings per share – Dividends
Note 34: Deposit guarantee insurance
Note 35: Restricted assets
Note 36: Trust activities
Note 37: Compliance with CNV regulations
Note 38: Accounting items that identify the compliance with minimum cash requirements
Note 39: Penalties applied to the Bank and summary proceedings initiated by the BCRA
Note 40: Corporate bonds issuance
Note 41: Off balance sheet transactions
Note 42: Tax and other claims
Note 43: Restriction on dividends distribution
Note 44: Capital management, corporate governance transparency policy and risk management
Note 45: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 46: Events after reporting period
Note 47: Accounting principles – explanation added for translation into English

Consolidated exhibits
Exhibit A: Detail of government and private securities
Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by terms
Exhibit E: Detailed information on interest in other companies
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit N: Credit assistance to related parties
Exhibit P: Categories of financial assets and liabilities
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

BANCO MACRO SA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

CONTENT (contd.)

Separate Financial Statements
Separate Financial Statements
Notes to the separate Financial Statements
Separate exhibits

Earnings distribution proposal

Reports
Audit Report issued by the Independent Auditor on consolidated Financial Statements
Audit Report issued by the Independent Auditor on separate Financial Statements

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-laws expiry date: March 8, 2066

Registration with the IGJ (Argentine regulatory agency of business associations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to by-laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2024	12/31/2023 (1)
ASSETS
Cash and deposits in banks	11	P	2,690,638,558	2,619,925,301
Cash			416,058,887	865,299,956
Central Bank of Argentina			1,873,887,706	1,123,543,196
Other local and foreign entities			345,899,213	630,960,119
Other			54,792,752	122,030
Debt securities at fair value through profit or loss	11	A and P	842,993,411	3,815,466,650
Derivative financial instruments	5 and 11	P	19,283,771	28,621,262
Repo transactions	6 and 11	P		1,340,514,525
Other financial assets	7, 9 and 11	P and R	548,143,243	438,535,416
Loans and other financing	8, 9 and 11	B, C, D, P and R	5,801,679,510	3,993,042,059
Non-financial public sector			69,936,579	10,271,322
Other financial entities			63,132,416	21,700,303
Non-financial private sector and foreign residents			5,668,610,515	3,961,070,434
Other debt securities	9 and 11	A, P and R	3,126,471,903	940,288,771
Financial assets delivered as guarantee	10, 11 and 35	P	247,100,612	289,391,002
Current income tax assets	24		84,305,893	1,911,464
Equity instruments at fair value through profit or loss	11	A and P	8,721,010	6,998,576
Investments in associates and joint ventures	13	E	4,601,819	3,669,558
Property, plant and equipment		F	788,293,011	776,953,158
Intangible assets		G	147,475,912	163,694,286
Deferred income tax assets	24		2,251,924	2,167,935
Other non-financial assets	14		105,262,585	119,296,540
Non-current assets held for sale			75,828,353	91,218,653
TOTAL ASSETS			14,493,051,515	14,631,695,156

(1)	See Note 3.

Jorge Pablo Brito
1	Chairperson

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2024	12/31/2023 (1)
LIABILITIES
Deposits	11 and 16	H,I and P	8,422,705,887	7,339,158,200
Non-financial public sector			643,700,325	407,437,205
Financial sector			12,022,826	43,956,526
Non-financial private sector and foreign residents			7,766,982,736	6,887,764,469
Liabilities at fair value through profit or loss	11	I and P	7,183,451	30,106,856
Derivative financial instruments	5 and 11	I and P	1,321,602	6,179,869
Repo transactions	6 and 11	I and P	18,956,694	51,395,109
Other financial liabilities	11 and 17	I and P	1,031,875,594	815,507,243
Financing received from the BCRA and other financial institutions	11	I and P	43,472,692	43,115,043
Issued corporate bonds	11 and 40	I and P	14,789,758	128,184,411
Current income tax liabilities	24		18,982,974	465,761,461
Subordinated corporate bonds	11 and 40	I and P	417,675,451	714,760,748
Provisions	19	J and R	17,070,566	19,040,164
Deferred income tax liabilities	24		80,379,073	99,608,450
Other non-financial liabilities	20		367,490,697	477,937,714
TOTAL LIABILITIES			10,441,904,439	10,190,755,268

SHAREHOLDERS’ EQUITY
Capital stock	32		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Capital adjustments			1,250,693,939	1,250,693,939
Earnings reserved			2,481,383,467	1,819,736,221
Unappropriated retained earnings			(10,029,265)	1,327,925
Accumulated other comprehensive income			(9,742,839)	87,683,564
Net income for the fiscal year			324,143,056	1,267,414,513
Net shareholders’ equity attributable to controlling interests			4,049,517,552	4,439,925,356
Net shareholders’ equity attributable to non-controlling interests			1,629,524	1,014,532
TOTAL SHAREHOLDERS’ EQUITY			4,051,147,076	4,440,939,888
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			14,493,051,515	14,631,695,156

(1)	See Note 3.

Notes 1 to 47 to the consolidated Financial Statements and exhibits A to J, L, N and P to R are an integral part of these consolidated Financial Statements.

Jorge Pablo Brito
2	Chairperson

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2024	12/31/2023 (1)
Interest income		Q	3,525,146,083	5,336,619,299
Interest expense		Q	(1,907,019,702)	(3,530,599,858)
Net interest income			1,618,126,381	1,806,019,441
Commissions income	25	Q	565,100,914	535,072,561
Commissions expense		Q	(79,185,564)	(54,318,704)
Net commissions income			485,915,350	480,753,857
Subtotal (Net interest income plus Net commissions income)			2,104,041,731	2,286,773,298
Net gain from measurement of financial instruments at fair value through profit or loss		Q	2,221,135,106	2,112,846,503
Profit from sold or derecognized assets at amortized cost			992,190	745,473
Differences in quoted prices of gold and foreign currency	26		163,216,922	1,738,228,452
Other operating income	27		213,969,463	158,728,540
Credit loss expense on financial assets			(109,354,813)	(100,051,121)
Net operating income			4,594,000,599	6,197,271,145
Employee benefits	28		(703,460,074)	(606,491,603)
Administrative expenses	29		(366,350,173)	(357,624,468)
Depreciation and amortization of fixed assets		F and G	(138,140,500)	(126,517,980)
Other operating expenses	30		(669,781,261)	(699,683,394)
Operating income			2,716,268,591	4,406,953,700
Income from associates and joint ventures	13		1,583,938	326,891,645
Loss on net monetary position			(2,359,963,955)	(2,850,642,339)
Income before tax on continuing operations			357,888,574	1,883,203,006
Income tax on continuing operations	24.c)		(32,756,393)	(615,024,700)
Net income from continuing operations			325,132,181	1,268,178,306
Net income for the fiscal year			325,132,181	1,268,178,306
Net income for the fiscal year attributable to controlling interests			324,143,056	1,267,414,513
Net income for the fiscal year attributable to non-controlling interests			989,125	763,793

(1)	See Note 3.

Jorge Pablo Brito
3	Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

Items	12/31/2024	12/31/2023 (1)
Net profit attributable to parent’s shareholders	324,143,056	1,267,414,513
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	324,143,056	1,267,414,513
Weighted average of outstanding common shares of the fiscal year	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the fiscal year adjusted for dilution	639,413	639,413
Basic earnings per share (in pesos)	506.9385	1,982.1532

(1)	See Note 3.

4	Jorge Pablo Brito Chairperson

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2024	12/31/2023 (1)
Net income for the fiscal year			325,132,181	1,268,178,306
Items of Other Comprehensive Income that will be reclassified to profit or loss for the fiscal year
Foreign currency translation differences from Financial Statements conversion			(28,277,535)	21,251,236
Foreign currency translation differences for the fiscal year			(28,277,535)	21,251,236
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(69,148,868)	66,219,486
Profit or loss for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(99,074,735)	102,629,907
Reclassification for the fiscal year			(11,176,560)	(146,829)
Income tax	24.c)		41,102,427	(36,263,592)
Total other comprehensive (loss) / income that will be reclassified to profit or loss for the fiscal year			(97,426,403)	87,470,722
Total other comprehensive (loss) / income			(97,426,403)	87,470,722
Total comprehensive income for the fiscal year			227,705,778	1,355,649,028
Total comprehensive income attributable to controlling interests			226,716,653	1,354,885,235
Total comprehensive income attributable to non-controlling interests			989,125	763,793

(1)	See Note 3.

Notes 1 to 47 to the consolidated Financial Statements and exhibits A to J, L, N and P to R are an integral part of these consolidated Financial Statements.

5	Jorge Pablo Brito Chairperson

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,250,693,939	24,303,265	63,380,299	746,307,107	1,073,429,114	1,268,742,438	4,439,925,356	1,014,532	4,440,939,888
Total comprehensive income for the fiscal year
- Net income for the fiscal year									324,143,056	324,143,056	989,125	325,132,181
- Other comprehensive loss for the fiscal year					(28,277,535)	(69,148,868)				(97,426,403)		(97,426,403)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 12, 2024
- Legal reserve							255,786,944		(255,786,944)
- Reserve for dividends pending Central Bank of Argentina’s authorization	33							1,020,691,459	(1,020,691,459)
- Dividends	33							(614,831,157)		(614,831,157)		(614,831,157)
- Personal assets tax on shares and equity interests									(2,293,300)	(2,293,300)		(2,293,300)
Other changes											(374,133)	(374,133)
Amount at the end of the fiscal year		639,413	12,429,781	1,250,693,939	(3,974,270)	(5,768,569)	1,002,094,051	1,479,289,416	314,113,791	4,049,517,552	1,629,524	4,051,147,076

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity (1)
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,250,693,939	3,052,029	(2,839,187)	687,935,463	1,230,125,220	292,784,585	3,474,821,243	574,325	3,475,395,568
Total comprehensive income for the fiscal year
- Net income for the fiscal year									1,267,414,513	1,267,414,513	763,793	1,268,178,306
- Other comprehensive income for the fiscal year					21,251,236	66,219,486				87,470,722		87,470,722
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 25, 2023
- Legal reserve							58,371,644		(58,371,644)
- Reserve for dividends pending Central Bank of Argentina’s authorization	33							228,930,208	(228,930,208)
- Dividends	33							(385,626,314)		(385,626,314)		(385,626,314)
- Personal assets tax on shares and equity interests									(4,154,808)	(4,154,808)		(4,154,808)
Other changes											(323,586)	(323,586)
Amount at the end of the fiscal year		639,413	12,429,781	1,250,693,939	24,303,265	63,380,299	746,307,107	1,073,429,114	1,268,742,438	4,439,925,356	1,014,532	4,440,939,888

(1)	See Note 3.

Notes 1 to 47 to the consolidated Financial Statements and exhibits A to J, L, N and P to R are an integral part of these consolidated Financial Statements.

6	Jorge Pablo Brito Chairperson

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2024	12/31/2023 (1)
Cash flows from operating activities
Income for the fiscal year before income tax		357,888,574	1,883,203,006
Adjustment for the total monetary effect of the fiscal year		2,359,963,955	2,850,642,339
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		138,140,500	126,517,980
Credit loss expense on financial assets		109,354,813	100,051,121
Difference in quoted prices of foreign currency		(230,684,165)	(1,131,690,314)
Other adjustments		(1,366,953,755)	250,256,788
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		4,659,994,634	(1,981,404,743)
Derivative financial instruments		9,337,491	20,010,125
Repo transactions		1,340,514,525	(364,050,204)
Loans and other financing
Non-financial public sector		(59,665,257)	4,694,626
Other financial entities		(41,432,113)	(15,412,178)
Non-financial private sector and foreign residents		(1,820,535,307)	612,504,158
Other debt securities		(4,221,267,183)	524,980,930
Financial assets delivered as guarantee		42,290,390	6,896,620
Equity instruments at fair value through profit or loss		(1,722,434)	(891,398)
Other assets		(93,844,797)	35,951,928
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		236,263,120	(130,360,243)
Financial sector		(31,933,700)	32,743,962
Non-financial private sector and foreign residents		879,218,267	(2,804,977,204)
Liabilities at fair value through profit or loss		(22,923,405)	(17,767,674)
Derivative financial instruments		(4,858,267)	(12,517,212)
Repo transactions		(32,438,415)	51,395,109
Other liabilities		119,641,621	(168,571,427)
Income tax paid		(322,210,844)	(57,804,036)
Total cash from (used in) operating activities (A)		2,002,138,248	(185,597,941)

(1)	See Note 3.

7	Jorge Pablo Brito Chairperson

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2024	12/31/2023 (1)
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(124,516,286)	(124,284,578)
Obtaining control of subsidiaries or other businesses		(8,526,251)	(47,813,256)
Other payments related to investing activities		(647,263)	(1,356,167)
Collections:
Other collections related to investing activities			350,545,498
Total cash used in investing activities (B)		(133,689,800)	177,091,497
Cash flows from financing activities
Payments:
Dividends	33	(466,940,836)	(391,293)
Non-subordinated corporate bonds		(82,463,383)	(10,622,097)
Financing from local financial entities		(5,910,052)	(16,545,759)
Subordinated corporate bonds		(28,369,186)	(28,185,148)
Other payments related to financing activities		(8,343,738)	(8,570,173)
Collections / Incomes:
Non-subordinated corporate bonds			64,190,521
Total cash used in financing activities (C)		(592,027,195)	(123,949)
Effect of exchange rate fluctuations (D)		365,923,672	1,980,056,272
Monetary effect on cash and cash equivalents (E)		(1,793,712,775)	(4,042,040,273)
Net decrease in cash and cash equivalents (A+B+C+D+E)		(151,367,850)	(2,070,614,394)
Cash and cash equivalents at the beginning of the fiscal year	31	3,014,889,105	5,085,503,499
Cash and cash equivalents at the end of the fiscal year	31	2,863,521,255	3,014,889,105

(1)	See Note 3.

Notes 1 to 47 to the consolidated Financial Statements and exhibits A to J, L, N and P to R are an integral part of these consolidated Financial Statements.

8	Jorge Pablo Brito Chairperson

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payment services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE, for its acronym in Spanish).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU (formerly known as Comercio Interior SAU). The main purpose of this company is grain brokerage. For further information see also Note 12.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see also Note 12.

On February 26, 2025, the Board of Directors approved the issuance of these consolidated Financial Statements. Even when the Shareholders’ Meeting has the power to amend these consolidated Financial Statements after issuance, in Management’s opinion it will not happen.

2.	OPERATIONS OF THE BANK

2.1	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of December 31, 2024 and 2023, the deposits held by the Misiones Provincial Government with the Bank amounted to 97,153,149 and 99,795,879 (including 12,412,744 and 11,353,790 related to court deposits), respectively.

2.2	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of December 31, 2024 and 2023, the deposits held by the Salta Provincial Government with the Bank amounted to 57,640,040 and 143,571,838 (including 16,058,365 and 19,124,664, related to court deposits), respectively.

Additionally, the Bank granted loans to the Salta Provincial Government and the Municipality of Salta City as of December 31, 2024 and 2023 for an amount of 4,975 and 2,098, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

2.3	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005, July 8, 2014 and September 26, 2024, extensions to such agreement were agreed upon, making it currently effective through September 30, 2034.

As of December 31, 2024 and 2023, the deposits held by the Jujuy Provincial Government with the Bank amounted to 50,429,303 and 38,718,795 (including 12,300,513 and 11,971,266, related to court deposits), respectively.

Additionally, the Bank granted loans to the Jujuy Provincial Treasury as of December 31, 2024 and 2023 for an amount of 4,563 and 18,012, respectively.

2.4	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2028 and 2025, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.

As of December 31, 2024 and 2023, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 328,337,251 and 92,541,900 (including 42,211,421 and 49,135,031, related to court deposits), respectively.

Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of December 31, 2024 and 2023 for an amount of 58,717 and 4,962,620, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These consolidated Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the regulatory provisions established by the BCRA, which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

The transitory exceptions established by BCRA to the application of effective IFRS Accounting Standards as issued by the IASB that affect the preparation of these consolidated Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS Accounting Standards as issued by the IASB, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by Communiqué “A” 6847. As of the date of issuance of these consolidated Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Through Communiqué “A” 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Exhibit A to the consolidated Financial Statements).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

If IFRS 9 had been applied, and according an estimation calculated by the Bank, the Statement of income for the fiscal year ended December 31, 2024, would have recorded an increase in “Interest income” for an amount of 88,918 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 94,587 and, on the other hand, a decrease in “Loss on net monetary position” for an amount of 7,191, and as a counterpart an increase in “Other comprehensive income” for that fiscal year. In addition, it would have been recorded in the Statement of income for the fiscal year ended December 31, 2023 a decrease in “Interest income” for an amount of 9,396,363 and, on the other hand, an increase in “Loss on net monetary position” for an amount of 299,118 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 8,857,767, and as a counterpart an increase in “Other comprehensive income” for that fiscal year. These changes would not have resulted into modifications to the total shareholder equity as of those dates nor the total comprehensive income for the fiscal years ended December 31, 2024 and 2023.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS Accounting Standards as issued by the IASB as currently approved and are applicable to the preparation of these consolidated Financial Statements in accordance with the IFRS Accounting Standards as issued by the IASB and adopted by the BCRA through Communiqué “A” 8164. Generally, the BCRA does not allow the anticipated application of any IFRS Accounting Standards, unless otherwise expressly stated.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these consolidated Financial Statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these consolidated Financial Statements, the analytical detail is in the process of being transcribed into the Bank’s inventory book (“Libro Inventario”), the general ledger and the consolidated Financial Statements into the Bank’s balance book (“Libro Balances”) of Banco Macro SA.

Figures expressed in thousands of pesos

These consolidated Financial Statements disclose figures expressed in thousands of argentine pesos in terms of purchasing power as of December 31, 2024, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Statement of financial position - Disclosure

The Bank presents its statement of financial position in order of liquidity, as established by BCRA Communiqué “A” 6324. The analysis referred to the recovery of assets and settlement of liabilities during the 12 months after the reporting date and more than 12 months after the reporting date is disclosed in Note 22 to these consolidated Financial Statements.

Financial assets and financial liabilities are generally reported in gross figures in the consolidated statement of financial position. They are only offset and reported in net figures when there is a legal and enforceable right to offset such financial assets and liabilities and the Management also intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated Financial Statements were prepared on a historical cost basis except for certain financial instruments which were valued at fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. For further information see Exhibit P “Categories of financial assets and liabilities”. In addition, in the case of derivative instruments (Futures and Forwards) both assets and liabilities were valued at fair value through profit or loss.

Comparative information

The statement of financial position as of December 31, 2024 and the statement of income and other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the fiscal year ended December 31, 2024, are presented comparatively with the immediately preceding fiscal year.

Additionally, these figures were modified due to the recognition of a prior period adjustment related to the business combination. See Note 12.2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Measuring unit

These consolidated Financial Statements have been restated for the changes in the general purchasing power of the functional currency (argentine pesos) as of December 31, 2024, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended and supplemented, which established the obligation to apply this method, from fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS Accounting Standards as issued by the IASB, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement must be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes are used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices index (WPI) published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the WPI variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 117.76% and 211.41% for the fiscal years ended on December 31, 2024 and 2023, respectively.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for Financial Statements established by BCRA Communiqué “A” 6849, as supplemented.

Description of the main aspects of the restatement process for statements of financial position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated because they are already expressed in the current measuring unit as of the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent those effects. The net gain or loss on a monetary basis is included in profit or loss for the fiscal year.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measuring unit, the profit or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated at indexes that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Profit or loss for the fiscal year related to depreciation of property, plant and equipment and amortization of intangible assets, as well as any other non-monetary assets cost are determined on the basis of the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates the creditor for the effects of inflation is not capitalized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

(vi)	The restatement of non-monetary assets in terms of a current measuring unit at the end of the reporting period, without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred income tax liability whose balancing entry is recognized in profit or loss for the fiscal year. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the fiscal year and deferred tax related to the revaluation (surplus of the revalued value over the restated value) is recognized in other comprehensive income.

Description of the main aspects of the restatement process for statements of income and other comprehensive income

(i)	Expenses and income are restated from the date the items were recorded, except for those profit or loss items that reflect or include, in their determination, the consumption of assets measured at purchasing power currency of a date prior to that which the consumption was recorded, which are restated using as basis the origination date of the assets related to the item; and also except for income or loss arising from comparing two measurements at purchasing power currency of different dates, for which it requires to identify the amounts compared, restate them separately and repeat the comparison, with the amounts already restated.

(ii)	Gain or loss on monetary position will be classified based on the item that generated it and is presented in a separate line reflecting effect of inflation on monetary items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

a)	The components of equity, except the ones mentioned below, were restated as from the date on which they were subscribed for or paid-in, according to the Communiqué “A” 6849 for each item.

b)	Earnings reserved, including the special reserve for the first-time application of IFRS Accounting Standards, were stated at their nominal value as of the transition date (legal amount not restated).

c)	Restated unappropriated retained earnings were determined as a difference between the restated net asset as of the transition date and the rest of the components of initial equity restated as described in the abovementioned paragraphs.

d)	The accumulated balances of other comprehensive income were recalculated as of the transition date.

(ii)	After the restatement as of the transition date in (i) above, all equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows

(i)	All items are restated in terms of the current measuring unit as of the end of the reporting period.

(ii)	Monetary gain or loss generated by cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

Basis for consolidation

These consolidated Financial Statements include the Financial Statements of the Bank and its controlled entities as of December 31, 2024.

Subsidiaries are all the entities controlled by the Bank. The Bank controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

This generally happens when there is a shareholding of more than half of its shares having voting rights.

Notwithstanding the above, under certain particular circumstances, the Bank may still have control with less than a 50% interest or may not have the control even if it holds more than half of the shares of such other entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Upon evaluating whether it has power over the controlled entity, and therefore controls the variation of its returns, the Bank shall consider all relevant facts and circumstances, including:

-	The purpose and design of the controlled entity.

-	What the relevant activities are and how decisions about those activities are made and whether the Bank has the ability to direct such relevant activities.

-	Contractual arrangements such as call rights, put rights and liquidation rights.

-	Whether the Bank is exposed, or has rights, to variable returns from its involvement with such controlled entity, and whether the Bank has the ability to use its power over the controlled entity to affect the amount of the Bank’s returns.

The structured entities have been designed to reach a specific business goal and for voting or similar rights not to be the dominant factor in deciding who controls the entity, such as when any voting rights are related to the administrative tasks only and the relevant activities are directed by means of contractual agreements.

Controlled entities are completely consolidated since the date of the effective transfer of the control over them to the Bank and consolidation ceases when the Bank loses control over the subsidiaries. These consolidated Financial Statements include the assets, liabilities, income and each component of other comprehensive income of the Bank and its controlled entities. Transactions between consolidated entities are completely eliminated.

Changes in a parent’s ownership interest in a controlled entity that do not result in the parent losing control of the subsidiary are equity transactions. However, if a parent company loses control of a subsidiary, it shall derecognize the assets (including any goodwill) and liabilities of the subsidiary, any non-controlling interests in the former subsidiary and other capital components, while any profit or loss derived from the transaction, event or circumstances that resulted in the loss of control shall be recognized as in profit or loss, and any investment retained in the former subsidiary shall be recognized at its fair value on the date control is lost.

The Financial Statements of the controlled entities have been prepared as of the same dates and for the same accounting periods as those of the Bank, using uniform accounting policies consistent with those applied by the Bank. If necessary, adjustments shall be made to the Financial Statements of the subsidiaries so that the accounting policies used by the group are uniform.

The Bank considers the Argentine peso as its functional and presentation currency. To such effect, before consolidation, the Financial Statements of its subsidiary Macro Bank Limited, originally stated in US dollars, were translated to pesos (presentation currency) using the following method:

a)	Assets and liabilities were converted at the reference exchange rate of the BCRA, in force for US dollars at the closing of business on the last business day of each year.

b)	Figures related to the owners’ contributions (capital stock, non-capital contributions and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Income for the fiscal years ended December 31, 2024 and 2023, were translated into pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

d)	Foreign currency translation differences arising as a result of the preceding paragraphs are recognized as a separate component within the Shareholders’ Equity account reporting them in the statement of other comprehensive income, which is called “Foreign currency translation differences from Financial Statements conversion”.

On the other hand, non-controlling interests represent the portion of income and equity not directly or indirectly attributable to the Bank. In these consolidated Financial Statements they are disclosed as a separate line in the statement of financial position, the statement of income, the statement of other comprehensive income and the statement of changes in shareholders’ equity.

As of December 31, 2024 and 2023, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries (1)	Principal place of business	Country	Main activity
Macro Securities SAU (2) and (6)	Ave. Eduardo Madero 1182 - CABA	Argentina	Stock exchange services
Macro Fiducia SAU	Ave. Eduardo Madero 1182 - 2nd floor - CABA	Argentina	Services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Subsidiaries (1)	Principal place of business	Country	Main activity
Macro Fondos SGFCISA (7)	Ave. Eduardo Madero 1182 - 24th floor, Office B - CABA	Argentina	Management and administration of mutual funds
Macro Bank Limited (3)	Caves Village, Building 8 Office 1 - West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU	Ave. Eduardo Madero 1182 - CABA	Argentina	Electronic payment services
Fintech SGR (Structured entity)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees
Macro Agro SAU (formerly known as Comercio Interior SAU) (4)	Santa Fe 1219 - 4th floor - Rosario, Santa Fe	Argentina	Grain Brokerage
BMA Asset Management SGFCISA (5) and (7)	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Management and administration of mutual funds
BMA Valores SA (5) and (6)	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Stock exchange services

(1)	See Note 12.2 related to the merger with Banco BMA SAU.
(2)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).
(3)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 72,881).
(4)	Consolidated with the Bank since May 2023, as control was obtained in such month (see Note 12).
(5)	Consolidated with the Bank since November 2023, as control was obtained in such month (see Note 12).
(6)	On December 17, de 2024, the Management of Macro Securities SAU decided to carry out the process of merger by absorption, through which that Entity will absorb BMA Valores SA, which will be dissolved without being liquidated. The reorganization date is January 1, 2025.
(7)	On December 17, de 2024, the Management of Macro Fondos SGFCISA decided to carry out the process of merger by absorption, through which that Entity will absorb BMA Asset Management SGFCISA, which will be dissolved without being liquidated. The reorganization date is January 1, 2025.

As of December 31, 2024 and 2023, the Bank's interest in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries (1)	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU (2)	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Macro Agro SAU (formerly known as Comercio Interior SAU) (3)	Common	615,519	100.00%	100.00%
BMA Asset Management SGFCISA (4)	Common	91,950	100.00%	100.00%
BMA Valores SA (4)	Common	52,419,500	100.00%	100.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

(1)	See Note 12.2 related to the merger with Banco BMA SAU.
(2)	On May 9, 2024, the Bank made an irrevocable contribution of 250,000 (not restated) to Macro Fiducia SAU.
(3)	Interest acquired in May 2023 (see Note 12).
(4)	Interest acquired in November 2023 (see Note 12).

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of December 31, 2024 and 2023 are as follows:

	Balances as of 12/31/2024
Entity (1)	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	14,178,945,690	10,129,428,138	4,049,517,552
Macro Bank Limited	144,915,763	99,313,229	45,602,534
Macro Securities SAU (2)	402,007,719	217,660,348	184,347,371
Macro Fiducia SAU	1,453,214	38,164	1,415,050
Argenpay SAU	40,782,967	25,616,970	15,165,997
Fintech SGR	49,554,739	47,382,064	543,151	1,629,524
Macro Agro SAU (formerly known as Comercio Interior SAU)	32,490,416	30,129,909	2,360,507
BMA Asset Management SGFCISA	16,485,476	241,769	16,243,707
BMA Valores SA	5,786,161	72,787	5,713,374
Eliminations	(379,370,630)	(107,978,939)	(271,391,691)
Consolidated	14,493,051,515	10,441,904,439	4,049,517,552	1,629,524

(1)	See Note 12.2 related to the merger with Banco BMA SAU.
(2)	Includes the amounts from its subsidiary Macro Fondos SGFCISA.

	Balances as of 12/31/2023
Entity (1)	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	14,184,633,216	9,744,707,860	4,439,925,356
Macro Bank Limited	211,041,322	151,421,144	59,620,178
Macro Securities SAU (2)	374,789,204	249,762,292	125,026,912
Macro Fiducia SAU	1,417,327	103,786	1,313,541
Argenpay SAU	33,125,773	18,014,966	15,110,807
Fintech SGR	36,531,677	35,178,989	338,156	1,014,532
Macro Agro SAU (formerly known as Comercio Interior SAU)	52,461,903	50,777,081	1,684,822
BMA Asset Management SGFCISA	20,628,998	4,807,724	15,821,274
BMA Valores SA	13,036,864	7,306,883	5,729,981
Eliminations	(295,971,128)	(71,325,457)	(224,645,671)
Consolidated	14,631,695,156	10,190,755,268	4,439,925,356	1,014,532

(1)	See Note 12.2 related to the merger with Banco BMA SAU.
(2)	Includes the amounts from its subsidiary Macro Fondos SGFCISA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated Financial Statements as of December 31, 2024.

Summary of significant accounting policies

Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated Financial Statements as December 31, 2024:

3.1	Assets and liabilities denominated in foreign currency:

The Bank considers the Argentine Peso as its functional and presentation currency. The assets and liabilities denominated in foreign currency, mainly in US dollars, were valued at BCRA benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each fiscal year.

Additionally, assets and liabilities denominated in other foreign currencies were translated at the repo exchange rate in US dollars communicated by the BCRA’s dealing room. Foreign exchange differences were recorded in the related Statements of income as “Difference in quoted prices of gold and foreign currency”.

3.2	Financial Instruments

Initial recognition and measurement

The Bank recognizes a financial instrument when it becomes party to the contractual provisions thereof.

The purchase and sale of financial assets requiring the delivery of assets within the term generally established by the rules and regulations or the market conditions are recorded on the transaction’s trading date, i.e. on the date the Bank undertakes to acquire or sell the relevant asset.

At initial recognition, the financial assets and liabilities were recognized at fair value. Those financial assets and liabilities not recognized at fair value through profit or loss, were recognized at fair value adjusted for transaction costs directly attributable to the acquisition or issue of the financial asset or liability.

At initial recognition, the fair value of a financial instrument is generally the transaction price. Nevertheless, if part of the consideration received or paid is for something other than the financial instrument, the Bank estimates the fair value of the financial instrument. If the fair value is based on a valuation technique that uses only data from observable markets, the Bank shall recognize the difference between fair value at the initial recognition and the transaction price as gain or loss. When the fair value is based on a valuation technique that uses data from non-observable markets, the Bank shall recognize that deferred difference in profit or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability, or when the instrument is derecognized.

Finally, in the normal course of business, the Bank arranges repo transactions. According to IFRS 9, assets involved in repurchase and reverse repurchase transactions and received from or delivered to third parties, respectively, do not qualify to be recognized or derecognized, respectively (see Note 6).

Subsequent measurement – Business Model

The Bank established three categories for the classification and measurement of its debt instruments, in accordance with the Bank’s business model to manage them and the contractual cash flow characteristics thereof:

-	At amortized cost: the objective of the business model is to hold financial assets in order to collect contractual cash flows.

-	At fair value through other comprehensive income: the objective of the business model is both collecting the contractual cash flows of the financial asset and/or of those derived from the sale of the financial asset.

-	At fair value through profit or loss: the objective of the business model is generating income derived from the purchase and sale of financial assets.

Therefore, the Bank measures its financial assets at fair value, except for those that meet the following two conditions and are measured at amortized cost:

-	The financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Bank’s business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.

The business model is not assessed on an instrument-by-instrument approach, but it should rather be determined on a higher level of aggregation and is based on observable factors such as:

-	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Bank’s key management personnel.

-	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way in which those risks are managed.

-	The expected frequency, value, timing and reasons of sales are also important aspects.

The assessment of the business model is performed on the basis of scenarios that the Bank reasonably expects to occur, without taking into account the scenarios such as the so-called ‘worst case’ or ‘stress case’ scenarios. If after the initial recognition cash flows are realized in a way that is different from the Bank’s expectations, the classification of the remaining financial assets held in that business model does not change, but it rather considers all relevant information to assess the newly originated or newly purchased financial assets.

Test of solely payments of principal and interest (SPPI test)

As part of the classification process, the Bank assessed the contractual terms of its financial assets in order to determine if such financial instruments give rise to cash flows on specific dates which are solely payments of principal and interest on the principal amount outstanding.

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset at initial recognition, provided such amount may change over the life of the financial instrument, for example, if there are repayments of principal or premium amortization or discount.

The most significant elements of interest within a loan agreement are typically the consideration for the time value of money and credit risk.

For the SPPI test, the Bank applies judgment and considers relevant factors such as the currency in which the financial asset is denominated and the period for which the interest rate is set.

However, contractual terms that introduce exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. In such cases, financial assets are required to be measured at fair value through profit or loss.

Therefore, the financial assets were classified pursuant to the above expressed as “Financial assets at fair value through profit or loss”, “Financial assets at fair value through other comprehensive income” or “Financial assets at amortized cost”. Such classification is disclosed in exhibit P.

•	Financial assets and liabilities at fair value through profit or loss

This category presents two subcategories: financial assets at fair value held for trading and financial assets initially designated at fair value by the Management or under section 6.7.1. of IFRS 9. The Bank’s Management has not designated, at the beginning, financial assets at fair value through profit or loss.

The Bank classifies the financial assets as held for trading when they have been acquired or incurred principally for the purpose of selling or repurchasing them in the short term or when they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial assets and liabilities at fair value through profit or loss are recognized at fair value in the statement of financial position. Changes in fair value are recognized under the item “Net gain from measurement of financial instruments at fair value through profit or loss” in the statement of income, as well as interest income or expenses and dividends pursuant to the contractual terms and conditions, or when the right to receive payment of the dividend is established.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The fair value estimation is explained in detail in section “Accounting judgments, estimates and assumptions” of this note, and Note 11 describes the valuation process of financial instruments at fair value.

•	Financial assets at fair value through other comprehensive income (OCI)

A financial asset shall be measured at fair value through other comprehensive income if (i) the financial instrument is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and (ii) the contractual terms of the financial asset meet the determination that cash flows are solely payments of principal and interest on the principal amount outstanding.

Debt instruments at fair value through other comprehensive income are recognized in the statement of financial position at fair value. Profit and loss derived from changes in fair value are recognized in other comprehensive income as “Net gain from financial instruments measured at fair value through other comprehensive income”. Interest income (calculated by the “effective interest method”, which is explained in the following section), profit and loss from translation differences and impairment are recognized in the statement of income in the same manner as for financial assets measured at amortized cost and are disclosed as “Interest income”, “Differences in quoted prices of gold and foreign currency” and “Credit loss expense on financial assets”, respectively.

When the Bank has more than one investment on the same security, it must be considered that they shall be disclosed using the first-in first-out costing method.

On derecognition, accumulated gains and losses previously recognized in OCI are reclassified to profit or loss.

•	Financial assets at amortized cost – Effective interest method

They represent financial assets held in order to collect contractual cash flows and the contractual terms of which give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these financial assets are recognized in the statement of financial position at amortized cost using the effective interest method, less a loss allowance for expected credit losses (ECL), considering the exceptions established by BCRA Communiqué “A” 6847, detailed in Note 3.2.4.

Interest income and impairment are disclosed in the statement of income as “Interest income” and “Credit loss expense on financial assets”, respectively. Changes in the allowance for ECL are presented in Note 9 and exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”.

The effective interest method uses the rate that allows the discount of estimated future cash payments or receipts through the expected life of the financial instrument or lesser term, if applicable, to the net carrying amount of such financial instrument. When applying this method, the Bank identifies points paid or received, fees, premiums, discounts and transaction costs, incremental and direct costs as an integral part of the effective interest rate (hereinafter, EIR). For such purposes, interest is the consideration for the time value of money and for the credit risk associated with the amount of principal outstanding during a specific period of time.

3.2.1	Cash and deposits in banks

They were valued at their nominal value plus the relevant accrued interest, if applicable. Accrued interests were allocated in the statement of income as “Interest income”.

3.2.2	Repo transactions (purchase and sale of financial instruments)

These transactions were recognized in the statement of financial position as financing granted (received), under “Repo transactions”.

The difference between purchase and sale prices of such instruments were recognized as interest accrued during the effective term of the transactions using the effective interest method and were allocated in the statement of income as “Interest income” and “Interest expense”.

3.2.3	Loans and other financing

They are non-derivative financial assets that the Bank holds within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of which give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

After initial recognition, loans and other financing were measured at amortized cost using the effective interest method, less a loss allowance for ECL. The amortized cost was calculated taking into account any discount or premium incurred in the origination or acquisition, and origination fees or commissions, which are part of the EIR. Income from interest was allocated in the statement of income as “Interest income”.

3.2.4	Impairment of financial assets

The accounting policy adopted on the impairment of financial assets not measured at fair value through profit or loss is detailed below:

3.2.4.1	Overview of the ECL principles

Except for disclosures to the public sector, which were temporarily excluded by BCRA Communiqué “A” 6847, the Bank recognizes a loss allowance for ECL on loans, other financing and other debt instruments not measured at fair value through profit or loss along with loan commitments and financial guarantee contracts (not measured at fair value through profit or loss) and contract assets and accounts receivable on loans, hereinafter, the “financial instruments”. Investments in equity instruments are not subject to impairment under IFRS 9. According to Communiqué “A” 6847, for disclosures to the public sector, BCRA standards on minimum loan loss allowances still apply, which, particularly for this type of sector, indicate that they are not subject to allowances.

The loss allowance for ECL is based on credit losses expected to arise during the life of a financial asset (lifetime ECL), unless there was no significant increase in credit risk since initial recognition, in which case the loss allowance is based on 12-month ECL. The Bank’s policies to determine whether credit risk increased significantly are included in Note 44.1.1 “Assessment of credit risk impairment”, section “Definitions of significant increase in risk (SICR), impairment and default”.

12-month ECL is the portion of lifetime ECL that results from default events on a financial instrument that are possible within the 12 months after the reporting date.

Lifetime ECL and 12-month ECL are calculated on individual or collective bases according to the nature of the portfolio of financial instruments. The Bank’s policy to group the financial assets measured on a collective basis are explained in Note 44.1.1, sections “Customers analyzed on a collective basis” and “Customers analyzed on an individual basis”.

The Bank adopted a policy to assess, at the end of each reporting period, whether there was a significant increase in the credit risk of a financial instrument since initial recognition considering the change in risk that the default may occur during the remaining life of a financial instrument. This is further explained in Note 44.1.1, section “Definitions of significant increase in risk (SICR), impairment and default”.

According to the aforementioned process, the Bank groups its financial instruments into Stage 1, Stage 2 and Stage 3, also covering purchased or originated financial instruments that are credit impaired, as described below:

•	Stage 1: When financial instruments are recognized for the first time, the Bank recognizes a loss allowance according to 12-month ECL. Stage 1-financial instruments also include credit lines in which credit risk improved within the parameters established by the Bank and the financial instrument was reclassified to another Stage.

•	Stage 2: When a financial instrument shows a SICR since initial recognition, the Bank books a loss allowance for lifetime ECL. Stage 2-financial instruments also include credit lines in which credit risk improved within the parameters established by the Bank and the financial instrument was reclassified to Stage 3.

•	Stage 3: Financial instruments which credit value is impaired (as described in Note 44.1.1, section “Definitions of significant increase in risk (SICR), impairment and default”). The Bank books a loss allowance for lifetime ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

•	Purchased or originated financial instruments that are credit impaired: financial instruments that are credit impaired upon initial recognition. Purchased or originated financial instruments that are credit impaired are booked at fair value upon initial recognition and interest income is recognized subsequently at a credit-adjusted effective interest rate. The loss allowance of ECL is only recognized or reversed provided that there is a subsequent change in ECL. The Bank did not purchase or generate credit-impaired financial instruments.

The Bank reduces the carrying amount of the financial instruments which amount owed it does not expect to recover in part or in full. This is considered a (partial) derecognition of the financial instrument.

3.2.4.2	The calculation of ECL

The key parameters to calculating ECL are as follows:

•	Probability of default (PD): It is an estimate of the probability of default during a certain time horizon. A default may occur only at a certain time during the period assessed if the credit line was not derecognized before and is still part of the portfolio. The concept of probability of default is explained in Note 44.1.1, section “Probability of default (PD)”.

•	Exposure at default (EAD): It is an estimate of the exposure to a future default date considering the expected changes in exposure after reporting date, including the settlement of principal and interest, whether they are scheduled by the agreement or otherwise, the expected disbursements on committed credit lines and interest accrued on late payments. The exposure at default is explained in Note 44.1.1 section, “Exposure at default (EAD)”.

•	Loss given default (LGD): It is an estimate of the loss arising in the event of default in a certain term. It is based on the difference between contractual cash flows and cash flows expected by the lender, including the performance of a guarantee or credit improvements related to the loan. In general, it is expressed as a percentage of the exposure at default. Further information of LGD is included in Note 44.1.1, section “Loss given default (LGD)”.

For overdrafts which include both a loan and an unused loan commitment, ECL are calculated and disclosed with the loan. For loan commitments (including credit cards) and financial guarantee contracts, ECL are recognized in “Provisions”.

The method for calculating ECL is summarized below:

•	Stage 1: 12-month ECL are calculated as a portion of lifetime ECL, accounting for the ECL of financial instruments from default within the 12 months subsequent to year-end. The Bank calculates the allocation of 12-month ECL based on the expectation of default within 12 months after year-end. These expected 12-month probabilities of default are applied to an EAD and multiplied by the expected LGD and discounted to the original effective interest rate.

•	Stage 2: When a financial instrument shows a significant increase in credit risk since initial recognition, the Bank books a loss allowance for lifetime ECL. The method is similar to the one explained above, including the use of different scenarios, but PD is estimated over the remaining life of the instrument. Expected cash shortfalls are discounted to the original effective interest rate.

•	Stage 3: For financial instruments considered credit-impaired, the Bank recognizes the ECL for the remaining life of these financial instruments. The method is similar to those used by Stage 2-financial instruments, with a PD set at 100%.

•	Loan commitments and letters of credit: Upon estimating the lifetime ECL for loan commitments, the ECL are the present value of the difference between the cash flows owed to the bank and the expected cash flows if the loan is withdrawn during the 12 months or expected lifetime. The cash flows are discounted at the original effective interest rate of each transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

•	Guarantees and other commitments: The Bank’s liability under each guarantee is measured at the higher of the amount initially recognized less cumulative amortization recognized in the statement of income and the ECL provision. To such end, the Bank estimates the ECL based on the present value of the payments expected to be disbursed to the guarantee holder should the debtor fail to pay the debt. Cash flows are discounted by the risk-adjusted interest rate relevant to the disclosure. The ECL related to financial guarantee contracts are recognized in “Provisions”.

In all these scenarios, the ECL are adjusted on a forward-looking base, weighing the three probable macroeconomic scenarios, as explained in section 3.2.4.3 “Prospective information”.

3.2.4.3	Prospective information

To determine a loss allowance in the calculation of ECL, the impact of the main macroeconomic variables should be analyzed to adjust historical information to the current conditions and short-term prospects. To such end, different and probable macroeconomic scenarios should be weighed upon using relevant variables in assessing credit risk (such as GDP growth, interest rate and CPI).

The inputs and models used for calculating ECL may not always capture all market characteristics as of the date of these consolidated Financial Statements. Consequently, the Bank may consider certain qualitative temporary adjustments to ensure that they are taken into account if they are material. Further information is included in Note 44.1.2 “Prospective information used in ECL models”.

3.2.4.4	Debt instruments measured at fair value through other comprehensive income

The ECL of the debt instruments measured at fair value through other comprehensive income does not reduce the carrying amount of these financial instruments in the statement of financial position, which remains at fair value. Instead, an amount equal to the correction of value from these assets measured at amortized cost is recognized in “Other comprehensive income” as a cumulative impairment amount with the related charge to income. Cumulative loss recognized in “Other comprehensive income” is reclassified to the statement of income when the assets are derecognized.

3.2.4.5	Credit cards and other revolving credit lines

In the case of credit cards and other revolving lines of credit, the Bank does not limit its exposure to expected losses to the contractual notice period, but rather calculates ECL over a period that reflects the Bank’s expectations of customer behaviors, their unused credit commitments, the probability of default and the Bank’s future risk mitigation expectations, which may include reducing or settling the lines of credit.

The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to these lines of credit. This estimate considers that some of these lines of credit may be settled every month fully and consequently no interest would be charged.

3.2.4.6	Applications

Financial instruments are settled in part or in full after the first month in which the Bank has no reasonable expectations of recovering the financial instrument or part of the instrument. Should the amount to be settled be higher than the loss allowance for accumulated losses, the difference is considered an addition to the loss allowance that is then applied against the gross carrying amount. Any subsequent recovery is disclosed in the statement of income for the year of recovery in “Other operating income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

3.2.4.7	Forborne and modified loans

The Bank considers a loan forborne when such modification is a result of the borrower’s present or expected financial difficulties. The renegotiation may include the extension of the payment terms and the agreement of new loan conditions. Once the conditions are renegotiated, the impairment is measured using the original effective interest rate as calculated before the conditions were amended. The Bank monitors forborne loans to ensure the continuity of future payments. Derecognition decisions and the classification between Stages 2 and 3 are determined on a case-by-case basis for the commercial portfolio and collectively for the consumer portfolio. Should these procedures identify a loss related to a loan, it is disclosed and managed as an impaired Stage 3 forborne asset until it is collected or derecognized.

When the loan is renegotiated or modified but is not derecognized, the Bank also considers whether the assets should be classified in Stage 3. Once an asset is classified as renegotiated, it will continue in Stage 2 until it is collected in full or impaired (Stage 3).

If the modifications are substantial, the loan is derecognized and a new loan with different conditions is recognized.

3.2.4.8	Valuation of collaterals

To mitigate the risks of its financial instruments, the Bank seeks to use, when possible, collaterals. Collateral comes in various forms, such as cash, securities, letters of credit, real estate, receivables, other non-financial assets and credit enhancements, such as netting arrangements. Collateral, except for attached assets, is not recorded in the Bank’s statement of financial position. However, the fair value of collateral affects the calculation of ECL in certain products and customers assessed on an individual basis. The assessment is usually made at least at the beginning date and it is reassessed on a regular basis.

Whenever possible, the Bank uses active market data to assess the financial instruments maintained as collateral. Other financial instruments that do not have readily determinable market values are valued using internal methods. Non-financial collateral, such as real estate, is valued based on data provided by third parties, such as mortgage brokers.

3.2.5	Collateral repossessed

The Bank’s policy is to determine whether an attached asset can be best used internally or should be sold. Assets determined to be useful internally are transferred to their relevant asset category at the lower of their attached value or the carrying value of the original secured asset.

The assets for which selling is determined to be a better option are transferred to assets held for sale at their fair value (if financial assets) and fair value less cost of sales for non-financial assets at attachment date according to the Bank’s policy.

During the normal course of business, the Bank does not include in its portfolio the properties and other attached assets but rather uses external agents to recover the funds, generally through auctions, to settle the outstanding payable. Any surplus fund is reimbursed to the customer/debtor. Hence, residential properties under attachment proceedings are not booked in the balance sheet.

3.2.6	Financial liabilities

After initial recognition, certain financial liabilities were measured at amortized cost using the effective interest method, except for derivatives that were measured at fair value through profit or loss. Interests were allocated in the statement of income as “Interest expense”.

Within other financial liabilities the Bank included guarantees granted and eventual liabilities, which must be disclosed in the notes to the Financial Statements, when the documents supporting such credit facilities are issued and are initially recognized at fair value of the commission received, in the statement of financial position. After initial recognition, the liability for each guarantee was recognized at the higher of the amount of the loss allowance and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles under IFRS 15 “Revenue from contracts with customers”. The commission received has been recognized as “Commissions income” in the statement of income, based on the amortization thereof following the straight-line method over the effective term of the financial guarantee granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

3.2.7	Derivative financial instruments

Receivables and payables from forward transactions without delivery of underlying assets

It includes forward purchase and sale transactions of foreign currency without delivery of the traded underlying asset. Such transactions were measured at the fair value of the contracts and were performed by the Bank for intermediation purposes on its own account. The originated income was allocated in the consolidated statement of income as “Net gain from measurement of financial instruments at fair value through profit or loss”.

Derecognition of financial assets and liabilities

A financial asset (or, if applicable, a part of a financial asset or a part of a group of similar financial assets) shall be derecognized when: (i) the contractual rights to the cash flows from the financial asset expire, or (ii) the Bank transfers the contractual rights to receive the cash flows of the financial asset or retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows received immediately to a third party pursuant to a transfer agreement.

A transfer shall qualify for derecognition of the financial asset only if (i) the Bank has transferred substantially all the risks and rewards of ownership of the financial asset, or (ii) it has neither transferred nor retained substantially all the risks and rewards of ownership of the financial asset, but has transferred the control of the financial asset, considering that the control is transferred if, and only if, the transferee has the practical ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without needing to impose additional restrictions on the transfer.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, and has retained the control over it, the Bank shall continue to recognize such transferred asset to the extent to which it is exposed to changes in the value of the transferred asset.

The Bank derecognizes a loan when the terms and conditions have been renegotiated and if, substantially, it becomes a new loan, recognizing the difference for derecognition in profit or loss. If the modification does not generate substantially different cash flows, the modification does not result in derecognition of the loan. The Bank recalculates the gross carrying amount of the assets as present value of modified contractual cash flows, using for the discount the original EIR and recognizes profit or loss from modification as explained in Note 3.2.4.7 “Forborne and modified loans”.

On the other hand, a financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. When there is an exchange between an existing borrower and lender of debt instruments with substantially different terms, or the terms are substantially modified, such exchange or modification shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, recognizing the difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, in the statement of income as “Other operating income”.

Since July 1, 2024, the Bank revaluated holdings of Argentine government Treasury bonds in pesos adjustable by CER – Maturity: 06-30-2027, from the fair value through profit or loss model to the amortized cost model, in order to maintain the already said holding until maturity for the collection of its contractual flow. At that time, the fair value of the already said holding amounted to 1,891,309,298 (not restated), and the annual effective interest rate was set at 5.71%. The fair value of the already said holdings as of December 31, 2024 amounts to 2,302,947,204, which would have generated a gain of 411,637,906 (nominal amount without considering the effect of exposure to currency inflation between both dates) if they had been maintained at fair value through profit or loss. Additionally, the income from interest and charges accrued from July 1, 2024 to December 31, 2024 amounts to 611,966,659. This was made as part of a modification of certain significant business activities of the Bank, considering the recent business combinations (see also Note 12) and the launch of new loan placements.

3.3	Leases

The Bank assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

3.3.1	The Bank as a lessee

The Bank applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets, which payments are recognized as rent expense on a straight-line basis. The Bank recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

•	Right-of-use assets

The Bank recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right of use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The right-of-use assets are also subject to impairment, as explained in section 3.10 of this note.

•	Lease liabilities

At the commencement date of the lease, the Bank recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Bank and payments of penalties for terminating a lease, if the lease term reflects the Bank exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Bank uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

3.3.2	The Bank as a lessor

The Bank grants loans through financial leases, recognizing the current value of lease payments as a financial asset, which is registered in the statement of financial position in the item “loans and other financing”. The difference between the total lease receivables and the current value of financing is recognized as interest to be accrued. This income is recognized during the term of the lease using the EIR method, which reflects a constant rate of return and is recognized in the statement of income as “Interest income”. Losses originated for impairment are included in the statement of income as “Credit loss expense on financial assets” and changes in this accounting item are disclosed in Exhibit R “Loss allowance– Allowance for uncollectibility risk”.

3.4	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquired company, measured under IFRS.

The Bank determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Bank acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9, is measured at fair value with the changes in fair value recognized in the statement of profit or loss. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. See additionally Note 12.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses as explained in section 3.10.

3.5	Investments in associates and joint arrangements

Associates are those entities over which the Bank has significant influence, i.e. the power to participate in the financial and operating policy decisions of such controlled entity, but without having the control thereof.

A joint arrangement is an arrangement of which the Bank and other party or parties have joint control. Under IFRS 11 “Joint Arrangements”, investments in these arrangements are classified as joint ventures or joint operations depending on the contractual rights and obligations of each investor, regardless of the legal structure of the arrangement. A joint venture is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the net assets of such arrangement. A joint operation is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. The Bank has assessed the nature of its joint arrangements and determined that they are joint ventures.

These investments are accounted for using the equity method from the date on which they become an associate or a joint venture. On acquisition of the investment, any difference between the cost of the investment and the Entity’s share of the net fair value of the investee’s identifiable assets and liabilities are accounted: (i) as a goodwill, which is included in the carrying amount of the investment and is under impairment as explained in section 3.10; or (ii) any excess of the Entity´s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income. The Bank’s share in the profit or loss after the acquisition of its associates was accounted in the statement of income, and its share in other comprehensive income after the acquisition was accounted for in the consolidated statement of other comprehensive income. See also Note 13.

3.6	Property, plant and equipment

The Bank chose the cost model for all kinds of assets accounted for in this accounting item. These assets were carried at their cost less any accumulated depreciation and any accumulated impairment losses, if applicable. The historical cost of acquisition includes all expenses directly attributable to the acquisition of the assets. Maintenance and repair costs were accounted for in the statement of income as incurred. Any replacement and significant improvement of an item of property, plant and equipment is recognized as an asset only when it is likely to produce any future economic benefits exceeding the return originally assessed for such asset.

Depreciation of the items of property, plant and equipment was assessed in proportion to the estimated months of useful life, depreciating completely the acquisition month of the assets and not the derecognition date. In addition, at least at each financial year-end, the Bank reviews if expectations regarding the useful life of each item of property, plant and equipment differ from previous estimates, in order to detect any material changes in useful life which, if confirmed, shall be adjusted applying the relevant correction to the depreciation of property, plant and equipment accounting item. Depreciation charges are recorded in the related statement of income as “Depreciation and amortization of fixed assets”.

The residual value of the assets, as a whole, does not exceed their recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

3.7	Intangible assets

Intangible assets acquired separately were initially measured at cost. After initial recognition, they were accounted for at cost less any accumulated depreciation (for those to which finite useful lives have been allocated) and any accumulated impairment losses, if applicable.

For internally generated intangible assets, only disbursements related to development are capitalized while the other disbursements are not capitalized and are recognized in the statement of income for the period in which such expenditure is incurred.

Useful lives of intangible assets may be finite or indefinite.

Intangible assets with finite useful lives are amortized over their economic useful lives and are reviewed in order to determine whether they had any impairment loss to the extent there is any evidence that indicates that the intangible asset may be impaired. The period and method of amortization for an intangible asset with a finite useful life are reviewed at least at the financial year-end of each reporting period. Depreciation charges of intangible assets with finite useful lives are accounted for in the statement of income as “Depreciation and amortization of fixed assets”.

Intangible assets with indefinite useful lives are not amortized and are subject to annual tests in order to determine whether they are impaired, either individually or as part of the cash-generating unit to which such intangible assets were allocated. The Bank has no intangible assets with indefinite useful lives.

The gain or loss arising from the derecognition of an intangible asset shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the asset, and it shall be recognized in the Statement of income when the asset is derecognized.

Development expenditure incurred in a specific project shall be recognized as intangible asset when the Bank can demonstrate all of the following:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale,
-	its intention to complete the intangible asset and use or sell it,
-	how the intangible asset will generate probable future economic benefits,
-	the availability of adequate resources to complete the development, and
-	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

After initial recognition of the development expenditure as an asset, such asset shall be carried at its cost less any accumulated amortization and any applicable accumulated impairment losses. Amortization shall begin when the development phase has been completed and the asset is available for use. The asset amortizes over the period in which the asset is expected to generate future benefits. Amortization is accounted for in the statement of income as “Depreciation and amortization of fixed assets”. During the development phase, the asset is subject to annual tests to determine whether there is any impairment loss.

3.8	Investment property

The Bank included certain real properties that holds for undetermined future use, which were recognized pursuant to IAS 40 “Investment Property”.

For this kind of property, the Bank chose the cost model as described in Note 3.6 Property, plant and equipment.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the statement of income in the period of the retirement or disposal as “Other operating income”.

An entity shall transfer a property to, or from, investment property when, and only when, there is a change in use. For a transfer from investment property to an item of property, plant and equipment, the property’s deemed cost for subsequent accounting is its fair value on the date of change in use. If an item of property, plant and equipment becomes an investment property, the Bank recognizes the asset up to the date of change in use in accordance with the policy established for property, plant and equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

3.9	Non-current assets held for sale

The Bank reclassifies in this category non-current assets of which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable.

Non-current assets classified as held for sale are measured, when they are reclassified to this category, at the lower of carrying amount and fair value less costs to sell and are disclosed in a separate item in the statement of financial position. Once these assets are classified as held for sale, depreciation and amortization ceased.

Profit or loss generated in the sale of assets held for sale is recorded in the statement of income as “Other operating income”.

3.10	Impairment of non-financial assets

The Bank evaluates, at least at each fiscal year-end, whether there are any events or changes in the circumstances that may indicate the impairment of non-financial assets or whether there is any evidence that a non-financial asset may be impaired.

When there is any evidence or when an annual impairment test is required for an asset, the Bank shall estimate the recoverable amount of such asset. If the carrying amount of an asset exceeds its recoverable amount, such asset is deemed impaired and its carrying amount shall be reduced to its recoverable amount. As of the date of issuance of these consolidated Financial Statements, there is no evidence of impairment of non-financial assets.

3.11	Provisions

The Bank recognizes a provision if and only if the following circumstances are met: (a) the Bank has a present obligation as a result of a past event; (b) it is probable (i.e. it is more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.

In order to determine the amount of provisions, the risks and uncertainties were considered taking into account the opinion of independent and internal legal advisors of the Bank. Where the effect of the time value of money is material, the provisions shall be discounted using a pre-tax rate that reflects, if applicable, current risks specific to the liability. When the discount is recognized, the effect of the provision derived from the lapse of time is accounted for as “Interest expense” in the statement of income. Based on the analysis carried out, the Bank recognized as provision the amount of the best estimate of the cash flow required to settle the present obligation at the end of each fiscal year.

The provisions accounted for by the Bank are reviewed at the end of each reporting period or fiscal year, as applicable, and adjusted to reflect the current best available estimate.

In addition, provisions are recognized with specific allocation to be used only for the cash flow for which they were originally recognized.

In the event: a) the obligation is possible; or b) it is not probable that an outflow of resources will be required for the Bank to settle the obligation; or c) the amount of the obligation cannot be estimated reliably, the contingent liability shall not be recognized and shall be disclosed in notes. Nevertheless, when the possibility of an outflow of resources is remote, no disclosures shall be made.

3.12	Recognition of income and expenses

3.12.1	Interest income and interest expense

Revenue from interest received and expenses for interest paid were recognized according to their accrual period, applying the effective interest method, which is explained in section “Financial assets at amortized cost – Effective interest method”.

Revenue from interest received includes the return on fixed income investments and negotiable instruments, as well as the discount and premium on financial instruments.

Bond coupons were recognized at the time they were declared.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

3.12.2	Loan commissions

Commission charges and direct incremental costs related with the granting of financing facilities were deferred and recognized adjusting the EIR thereof.

3.12.3	Service commissions

These revenues are recognized when (or to the extent) the Bank satisfies each performance obligation by transferring promised services for an amount that reflects the consideration to which the Bank expects to be entitled in exchange for such services.

At each contract inception, the Bank assesses the services promised in a contract and identifies as a performance obligation each promise to transfer a distinct service or a series of distinct services that are substantially the same and that have the same pattern of transfer.

3.12.4	Non-financial revenue and expenses

These items are recognized based on their accrual according to the recognition criteria established in the Conceptual Framework, e.g. revenues should be accrued.

3.13	Customer loyalty program

The loyalty program offered by the Bank consists in accumulating points generated by purchases made with the credit cards, which can be exchanged by any reward (including, among other offers, products, benefits and awards) available in the program platform.

The Bank concluded that the rewards to be granted originate a separate performance obligation. Therefore, at the end of each fiscal year, the Bank recognized a provision for the rewards to be granted in “Other financial liabilities”.

Based on the variables that the Bank takes into account in order to estimate the fair value of the points granted to customers (and the relation thereof with the exchange of the reward), it is worth mentioning that such estimates are subject to a significant level of uncertainty (and variation) that should be considered. These considerations are described in detail in the section “Accounting judgments, estimates and assumptions” of this note.

3.14	Income tax (see Note 24)

Tax expense (tax income) comprises current tax expense (current tax income) and deferred tax expense (deferred tax income). This tax is accounted in the consolidated statement of income, except in the case of accounting items that are to be recognized directly in the statements of other comprehensive income. In this case, each accounting item is presented before assessing their impact on Income Tax, which is accounted for in the relevant accounting item.

-	Current income tax: the consolidated current income tax expense is the sum of the income tax expenses of the different entities that compose the Group (see Note 1), which were assessed, in each case, by applying the tax rate to taxable income, in accordance with Income Tax Law, or equivalent rule or provision, of the countries in which any subsidiary operates.

-	Deferred income tax: it is assessed based on the separate Financial Statements of the Bank and of each of its subsidiaries and reflects the effects of temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base. Assets and liabilities are measured using the tax rate that is expected to be applied to taxable income in the years in which these differences are expected to be settled or recovered. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that will follow from the manner in which the Bank and its subsidiaries expect, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities. Deferred tax assets and liabilities are measured by their nominal figures, without discount, the tax rates that are expected to be applied in the fiscal year in which the asset shall be realized or the liability shall be settled. Deferred tax assets are recognized when it is probable that taxable profit will be available against which the deductible temporary difference can be applied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

3.15	Earnings per share

Basic earnings per share shall be calculated by dividing Net profit attributable to controlling shareholders of the Bank by the weighted average number of ordinary shares outstanding during the fiscal year. See also Note 33.

3.16	Fiduciary activities and investment management

The Bank offers custody, administration, investment management and advisory services to third parties that originate the holding or placement of assets in the name of such third parties. These assets and income on them are not included in these consolidated Financial Statements, since they are not owned by the Bank. The commissions derived from these activities are accounted for as “Commissions income” in the Statement of income. See also Notes 36, 37.3 and 41.

Accounting judgments, estimates and assumptions

The preparation of these consolidated Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income and expenses, as well as the determination and disclosure of contingent assets and liabilities, as of the end of the fiscal year. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events. Therefore, the uncertainties associated with the estimates and assumptions adopted may drive in the future to final amounts that may differ from those estimates and may require significant adjustments to the reported amounts of the affected assets and liabilities.

In certain cases, the Financial Statements prepared in accordance with the accounting framework established by BCRA, require that the assets and liabilities to be recognized and/or presented at their fair value. The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. When prices in active markets are available, the Bank has used them as basis for valuation. When prices in active markets are not available, the Bank estimates those values as values based on the best available information, including the use of models and other assessment techniques (for additional information regarding fair value estimates see Note 11). This kind of estimates also applies to the measurement of acquired identifiable assets and liabilities assumed as a consequence of business combinations (see Note 12).

In estimating accrued taxes, the Bank assesses the relative risks of the appropriate tax treatment considering judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may reach different reasonable conclusions regarding the estimated amounts of accrued taxes (for additional information regarding income tax see Note 24).

In the normal course of business, the Bank is a party to lawsuits of various types. In Note 42, contingent liabilities are disclosed with respect to existing or potential claims, lawsuits and other legal proceedings, and is booked an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.

The measurement of impairment losses under IFRS 9 across all categories of financial instruments, taking into account the temporary exceptions established by BCRA Communiqué “A” 6847, requires judgment, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes that can result in different levels of allowances (for additional information regarding impairment losses under IFRS 9, see Notes 3.2.4 and 44.1).

Standards amendments adopted in the fiscal year

For the fiscal year beginning on January 1, 2024, the following amendments to IFRS Accounting Standards as issued by the IASB are effective and they did not have a material impact on these consolidated Financial Statements as a whole:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Amendments to IFRS 16 “Leases” – Sale and leaseback transactions:

In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the lessee-seller does not recognize any amount of the gain or loss that relates to the right of use. Applying these requirements will not prevent the seller-lessee from recognizing, in profit or loss, any gain or loss related to the partial or full termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8.

This amendment did not have a material impact on the Financial Statements.

Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” – Disclosures on supplier finance arrangements:

In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, which specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

These amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose.

These amendments did not have material impacts on the disclosures of the Financial Statements.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS Accounting Standards as issued by the IASB are approved and existing IFRS Accounting Standards are amended or revoked and once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of these consolidated Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 related to “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. A currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments note that an entity can use an observable exchange rate without adjustment or another estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it will disclose information that enables users of the financial statements to understand how the currency not being exchangeable into another currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows. These amendments are effective as of January 1, 2025. The Bank is evaluating the effects that this amendment would cause on the Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

IFRS 18 – Presentation and disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, “Presentation and disclosure in Financial Statements”, which addresses the format for the presentation of profit or loss in the Financial Statements, management-defined performance measures and aggregation/disaggregation of disclosures information. This standard will replace IAS 1 and is effective as of January 1, 2027. The Bank is evaluating the effects that this standard would cause on the Financial Statements.

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

•	Clarify that a financial liability is derecognized on the “settlement date”, that is, when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met.

•	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) features and other similar contingent features.

•	Clarify the treatment of non-recourse assets and contractually linked instruments.

•	Require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

These amendments are effective as of January 1, 2026. The Bank is evaluating the effects that these amendments would cause on the Financial Statements.

Improvements to IFRS Accounting Standards

In July 2021, the IASB issued Annual Improvements to IFRS Accounting Standards - Volume 11. The following is a summary of the amendments made:

•	IFRS 1 First-time adoption of International Financial Reporting Standards – Hedge accounting by a first-time adopter.

•	IFRS 7 Financial Instruments: Disclosures of gain or loss on derecognition, of deferred difference between fair value and transaction price, and credit risk disclosures; amendments are also made to paragraph IG1 of the Guidance on implementing.

•	IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.

•	IFRS 9 Financial Instruments – Transaction price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from contracts with customers” with “the amount determined by applying IFRS 15”.

•	IFRS 10 Consolidated Financial Statements – Determination of a "De Facto Agent": paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is just one example of various relationships that might exist between the investor and other parties acting as de facto agents of the investor.

•	IAS 7 Statement of Cash Flows – Cost Method: paragraph 37 of IAS 7 has been amended to replace the term "cost method" with "at cost", following the prior deletion of the definition of "cost method".

These amendments are effective as of January 1, 2026. The Bank is evaluating the effects that these amendments would cause on the Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

As of December 31, 2024 and 2023, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	12/31/2024	12/31/2023
Undrawn commitments of credit cards and checking accounts	4,006,933,173	3,015,330,004
Guarantees granted (1)	203,803,498	402,952,906
Overdraft and unused agreed commitments (1)	46,404,145	79,663,599
Responsibilities for foreign trade operations		87,345,788
Subtotal	4,257,140,816	3,585,292,297
Less: Allowance for Expected Credit Losses (ECL)	(7,865,203)	(4,588,756)
Total	4,249,275,613	3,580,703,541

(1)	Includes transactions not covered by the financial system debtor classification standard. The Guarantees granted include an amount of 827,767 and 1,423,732, as of December 31, 2024 and 2023, respectively. The Overdraft and unused agreed commitments include an amount of 795,029 and 25,479, as of December 31, 2024 and 2023, respectively.

Disclosures related to the allowance for ECL are detailed in item 9.5 of Note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 44.

5.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes through Futures and Forwards. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Forward contracts are customized contracts traded on an over-the-counter market. Future contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and, generally, subject to daily cash margin requirements. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have a higher settlement risk than future contracts that, unless they are chosen to be performed by delivery, are settled on a net basis. Both types of contracts expose the Bank to market risk.

At the beginning, derivatives often imply only a mutual exchange of promises with little or no investment. Nevertheless, these instruments frequently imply high levels of leverage and are quite volatile. A relatively small movement in the value of the underlying asset could have a significant impact in profit or loss. Furthermore, over-the-counter derivatives may expose the Bank to risks related to the absence of an exchange market in which to close an open position. The Bank’s exposure for derivative contracts is monitored on a regular basis as part of its general risk management framework. Information on the Bank’s credit risk management objectives and policies is included in Note 44.

Notional values indicate the amount of the underlying pending transactions at year end and are not indicative of either the market risk or the credit risk. The fair value of the derivative financial instruments recognized as assets or liabilities in the consolidated statement of financial position is presented as follows. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in exhibit Q “Breakdown of statement of income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

		12/31/2024		12/31/2023
Derivative financial Assets	Underlying notional value	Notional value (in thousands)	Fair value	Notional value (in thousands)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	82,701	2,500,969	113,653	28,621,262
Put options taken (1)	Argentine pesos	2,304,282,735	16,782,802
Total derivatives held for trading		2,304,365,436	19,283,771	113,653	28,621,262

(1)	Corresponds to the premium pending of accrual related to the options acquired by the Bank that give it the option to sell the underlying asset (government security) at a value determined by the applicable regulations of the BCRA. In this operation, the options can be exercised up to one day before the expiration of the underlying asset. Considering the terms and conditions of these put options established by the BCRA, they are considered "out of the money" with a fair value equal to zero.

		12/31/2024		12/31/2023
Derivative financial Liabilities	Underlying notional value	Notional value (in thousands)	Fair value	Notional value (in thousands)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	70,650	1,278,065	132,179	6,179,869
Put options taken	Argentine pesos	275,020	43,537
Total derivatives held for trading		345,670	1,321,602	132,179	6,179,869

Derivatives held for trading are generally related to products offered by the Bank to its customers. The Bank shall also take positions expecting to benefit from favorable changes in prices, rates or indexes, i.e. take advantage of the high level of leverage of these contracts to obtain yields, assuming at the same time high market risk. Additionally, they may be held for arbitrage, i.e. to obtain a benefit free of risk for the combination of a derivative product and a portfolio of financial assets, trying to benefit from anomalous situations in the prices of assets in the markets.

6.	REPURCHASE AGREEMENTS

As of December 31, 2024 and 2023, the Bank has repurchase agreements of government and private securities, in absolute value, for 18,956,694 and 1,391,909,634, respectively. Maturity of the repurchase agreements as of December 2024 will occur during the month of January 2025. Furthermore, the securities received guarantee repurchase agreements as of December 31, 2023, total 1,479,609,206, and are recognized as an off balance sheet transaction, while the securities delivered that guarantee repurchase agreements as of December 31, 2024 and 2023 amount to 23,031,652 and 66,304,450, respectively, and are recorded as “Financial assets delivered in guarantee” of the Financial Statements.

Profit generated by the Bank as a result of its repurchase agreements arranged during the fiscal years ended on December 31, 2024 and 2023, total 297,684,162 and 428,816,754, respectively, and were accounted for in “Interest income” in the statement of income. In addition, losses generated by the Bank as a result of its repurchase agreements arranged during the fiscal years ended on December 31, 2024 and 2023 total 8,268,119 and 30,211,753, respectively, and are recognized as “Interest expense” in the Statement of income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

7.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Receivables from spot sales of government securities pending settlement	285,913,206	204,671
Sundry debtors	156,551,005	226,028,927
Debtors from operations	57,379,951	151,757,434
Private securities	46,163,784	57,469,987
Receivables from spot sales of foreign currency pending settlement	156,374	3,077,595
Other	2,258,839	1,293,096
Subtotal	548,423,159	439,831,710
Less: Allowances for ECL	(279,916)	(1,296,294)
Total	548,143,243	438,535,416

Disclosures related to allowance for ECL are detailed in item 9.4 of Note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

8.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Non-financial public sector (1)	69,936,579	10,271,322
Other financial entities	63,132,416	21,700,303
Other financial entities	63,162,130	21,750,881
Less: allowance for ECL	(29,714)	(50,578)
Non-financial private sector and foreign residents	5,668,610,515	3,961,070,434
Overdrafts	541,134,853	626,939,697
Documents	1,021,239,445	736,778,932
Mortgage loans	504,071,972	359,589,458
Pledge loans	122,617,082	61,251,124
Personal loans	1,153,204,936	518,869,616
Credit cards	1,378,563,049	1,055,651,798
Financial leases	16,448,771	20,662,718
Other	1,054,636,605	698,101,866
Less: allowance for ECL	(123,306,198)	(116,774,775)
Total	5,801,679,510	3,993,042,059

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

9.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Exhibit P discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards”. Additionally, Note 11 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards, checking account advance agreements and letters of credit, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and off balance items are as follows.

9.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	12/31/2024	12/31/2023
Loans and other financing	5,925,015,422	4,109,867,412
Individual assessment	1,525,810,240	955,501,068
Collective assessment	4,399,205,182	3,154,366,344
Less: Allowance for ECL (1)	(123,335,912)	(116,825,353)
Total	5,801,679,510	3,993,042,059

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

		12/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		5,629,903,605	107,331,873		5,737,235,478	96.83
High grade	0.00% - 3.50%	5,054,424,112	27,078,504		5,081,502,616	85.76
Standard grade	3.51% - 7.00%	334,245,264	24,728,616		358,973,880	6.06
Sub-standard grade	7.01% - 33.00%	241,234,229	55,524,753		296,758,982	5.01
Past due but not impaired (1)	33.01% - 99.99%	57,069,647	64,085,088		121,154,735	2.05
Impaired	100%			66,625,209	66,625,209	1.12
	Total	5,686,973,252	171,416,961	66,625,209	5,925,015,422	100
	%	95.98	2.90	1.12	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		3,851,436,730	107,415,588		3,958,852,318	96.32
High grade	0.00% - 3.50%	3,607,639,957	38,375,337		3,646,015,294	88.70
Standard grade	3.51% - 7.00%	161,840,600	24,164,485		186,005,085	4.53
Sub-standard grade	7.01% - 33.00%	81,956,173	44,875,766		126,831,939	3.09
Past due but not impaired (1)	33.01% - 99.99%	20,818,791	86,657,976		107,476,767	2.62
Impaired	100%			43,538,327	43,538,327	1.06
	Total	3,872,255,521	194,073,564	43,538,327	4,109,867,412	100
	%	94.22	4.72	1.06	100

(1)	It includes transactions under collective assessment which are more than 5 days past due independently of the PD range assigned.

9.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of corporate loans by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 44 section “Credit risk”.

		12/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,493,279,244	15,149,753		1,508,428,997	98.86
High grade	0.00% - 3.50%	1,478,244,781	12,098,069		1,490,342,850	97.68
Standard grade	3.51% - 7.00%	4,451,091	3,051,684		7,502,775	0.49
Sub-standard grade	7.01% - 33.00%	10,583,372			10,583,372	0.69
Past due but not impaired	33.01% - 99.99%
Impaired	100%			17,381,243	17,381,243	1.14
	Total	1,493,279,244	15,149,753	17,381,243	1,525,810,240	100
	%	97.87	0.99	1.14	100

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		886,073,325	15,455,160		901,528,485	94.35
High grade	0.00% - 3.50%	807,664,086	9,304,513		816,968,599	85.50
Standard grade	3.51% - 7.00%	44,696,723	3,182		44,699,905	4.68
Sub-standard grade	7.01% - 33.00%	33,712,516	6,147,465		39,859,981	4.17
Past due but not impaired	33.01% - 99.99%		38,587,859		38,587,859	4.04
Impaired	100%			15,384,724	15,384,724	1.61
	Total	886,073,325	54,043,019	15,384,724	955,501,068	100
	%	92.73	5.66	1.61	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to lending on an individual assessment is as follows:

	Stage
	1	2	3	Total
Gross carrying amount as of January 1, 2024	886,073,325	54,043,019	15,384,724	955,501,068

Assets originated or purchased (1)	1,438,683,385	291,591		1,438,974,976
Assets derecognized or repaid (1)	(372,382,088)	(5,537,451)	(2,015,078)	(379,934,617)
Variations	91,297,555	76,778	1,303,120	92,677,453
Transfers to Stage 1	2,563	(2,563)
Transfers to Stage 2	(42)	42
Transfers to Stage 3	(7,143,490)	(4,590,923)	11,734,413
Amounts Written Off			(305,969)	(305,969)
Monetary effect	(543,251,964)	(29,130,740)	(8,719,967)	(581,102,671)
As of December 31, 2024	1,493,279,244	15,149,753	17,381,243	1,525,810,240

	Stage
	1	2	3	Total
Gross carrying amount as of January 1, 2023	711,962,751	17,429,280	9,324,710	738,716,741

Assets originated or purchased (1)	1,414,968,469	46,249,081		1,461,217,550
Assets derecognized or repaid (1)	(385,296,690)		(6,118,860)	(391,415,550)
Variations	61,008,479	14,367,791	23,881,746	99,258,016
Transfers to Stage 1
Transfers to Stage 2
Transfers to Stage 3
Amounts Written Off			(1,410,775)	(1,410,775)
Monetary effect	(916,569,684)	(24,003,133)	(10,292,097)	(950,864,914)
As of December 31, 2023	886,073,325	54,043,019	15,384,724	955,501,068

(1)	It includes increases / decreases of the gross carrying amount for existing transactions at the beginning of the fiscal year.

	Stage
	1	2	3	Total
ECL amount as of January 1, 2024	10,141,182	29,582,126	12,096,102	51,819,410

Assets originated or purchased (1)	9,140,451	160,071		9,300,522
Assets derecognized or repaid (1)	(4,182,790)	(8,468,635)	(2,101,204)	(14,752,629)
Variations	(196,643)	(4,214,589)	970,760	(3,440,472)
Transfers to Stage 1	300	(300)
Transfers to Stage 2	(693)	693
Transfers to Stage 3	(5,270,176)	(814,927)	6,085,103
Amounts Written Off			(306,011)	(306,011)
Monetary effect	(5,767,431)	(15,675,264)	(6,696,622)	(28,139,317)
As of December 31, 2024	3,864,200	569,175	10,048,128	14,481,503

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	Stage
	1	2	3	Total
ECL amount as of January 1, 2023	6,393,174	2,252,177	5,214,455	13,859,806
Assets originated or purchased (1)	14,818,028	29,909,593		44,727,621
Assets derecognized or repaid (1)	(3,056,554)		(3,069,030)	(6,125,584)
Variations	26,944	5,487,606	17,137,974	22,652,524
Transfers to Stage 1
Transfers to Stage 2
Transfers to Stage 3
Amounts Written Off			(1,051,504)	(1,051,504)
Monetary effect	(8,040,410)	(8,067,250)	(6,135,793)	(22,243,453)
As of December 31, 2023	10,141,182	29,582,126	12,096,102	51,819,410

(1)	It includes increases / decreases of the ECL amount for existing transactions at the beginning of the fiscal year.

9.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 44 section “Credit risk”.

		12/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		4,136,624,361	92,182,120		4,228,806,481	96.13
High grade	0.00% - 3.50%	3,576,179,331	14,980,435		3,591,159,766	81.63
Standard grade	3.51% - 7.00%	329,794,173	21,676,932		351,471,105	7.99
Sub-standard grade	7.01% - 33.00%	230,650,857	55,524,753		286,175,610	6.51
Past due but not impaired (1)	33.01% - 99.99%	57,069,647	64,085,088		121,154,735	2.75
Impaired	100%			49,243,966	49,243,966	1.12
Total		4,193,694,008	156,267,208	49,243,966	4,399,205,182	100
%		95.33	3.55	1.12	100

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,965,363,405	91,960,428		3,057,323,833	96.93
High grade	0.00% - 3.50%	2,799,975,871	29,070,824		2,829,046,695	89.69
Standard grade	3.51% - 7.00%	117,143,877	24,161,303		141,305,180	4.48
Sub-standard grade	7.01% - 33.00%	48,243,657	38,728,301		86,971,958	2.76
Past due but not impaired (1)	33.01% - 99.99%	20,818,791	48,070,117		68,888,908	2.18
Impaired	100%			28,153,603	28,153,603	0.89
	Total	2,986,182,196	140,030,545	28,153,603	3,154,366,344	100
	%	94.67	4.44	0.89	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to lending on a collective assessment is as follows:

	Stage
	1	2	3	Total
Gross carrying amount as of January 1, 2024	2,986,182,196	140,030,545	28,153,603	3,154,366,344

Assets originated or purchased (1)	2,683,176,456	113,276,642		2,796,453,098
Assets derecognized or repaid (1)	(648,984,712)	(28,679,364)	(5,095,162)	(682,759,238)
Variations	949,681,882	20,124,790	5,297,150	975,103,822
Transfers to Stage 1	26,296,863	(26,077,546)	(219,317)
Transfers to Stage 2	(23,615,450)	23,789,195	(173,745)
Transfers to Stage 3	(41,644,683)	(2,353,424)	43,998,107
Amounts Written Off	(1,964,243)	(1,749,773)	(5,860,024)	(9,574,040)
Monetary effect	(1,735,434,301)	(82,093,857)	(16,856,646)	(1,834,384,804)
As of December 31, 2024	4,193,694,008	156,267,208	49,243,966	4,399,205,182

	Stage
	1	2	3	Total
Gross carrying amount as of January 1, 2023	3,251,326,588	119,211,327	24,664,394	3,395,202,309

Assets originated or purchased (1)	2,805,222,783	131,652,646		2,936,875,429
Assets derecognized or repaid (1)	(576,540,804)	(17,028,573)	(3,773,663)	(597,343,040)
Variations	863,176,481	25,838,367	28,949,714	917,964,562
Transfers to Stage 1	46,099,523	(45,528,177)	(571,346)
Transfers to Stage 2	(89,823,544)	90,386,271	(562,727)
Transfers to Stage 3	(14,731,398)	(7,479,499)	22,210,897
Amounts Written Off	(1,272,360)	(4,149,475)	(8,921,850)	(14,343,685)
Monetary effect	(3,297,275,073)	(152,872,342)	(33,841,816)	(3,483,989,231)
As of December 31, 2023	2,986,182,196	140,030,545	28,153,603	3,154,366,344

(1)	It includes increases / decreases of the gross carrying amount for existing transactions at the beginning of the fiscal year.

	Stage
	1	2	3	Total
ECL amount as of January 1, 2024	33,312,100	10,006,632	21,687,211	65,005,943

Assets originated or purchased (1)	62,011,647	13,001,831		75,013,478
Assets derecognized or repaid (1)	(5,410,388)	(1,794,681)	(3,768,110)	(10,973,179)
Variations	5,164,853	7,847,252	10,583,566	23,595,671
Transfers to Stage 1	1,953,604	(1,787,051)	(166,553)
Transfers to Stage 2	(753,917)	874,240	(120,323)
Transfers to Stage 3	(27,647,987)	(303,853)	27,951,840
Amounts Written Off	(229,600)	(353,380)	(4,653,961)	(5,236,941)
Monetary effect	(19,217,151)	(6,318,779)	(13,014,633)	(38,550,563)
As of December 31, 2024	49,183,161	21,172,211	38,499,037	108,854,409

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	Stage
	1	2	3	Total
ECL amount as of January 1, 2023	30,230,928	12,283,855	18,235,855	60,750,638
Assets originated or purchased (1)	27,745,153	8,166,722		35,911,875
Assets derecognized or repaid (1)	(3,807,083)	(2,278,430)	(2,792,755)	(8,878,268)
Variations	8,809,019	8,055,386	37,447,049	54,311,454
Transfers to Stage 1	4,115,536	(3,702,269)	(413,267)
Transfers to Stage 2	(1,964,842)	2,370,725	(405,883)
Transfers to Stage 3	(419,123)	(1,176,999)	1,596,122
Amounts Written Off	(114,772)	(889,460)	(6,330,079)	(7,334,311)
Monetary effect	(31,282,716)	(12,822,898)	(25,649,831)	(69,755,445)
As of December 31, 2023	33,312,100	10,006,632	21,687,211	65,005,943

(1)	It includes increases / decreases of the ECL amount for existing transactions at the beginning of the fiscal year.

9.2	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up each financial trust or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	6,332,597			6,332,597	82.85
Financial trusts	1,310,610			1,310,610	17.15
Total	7,643,207			7,643,207	100
%	100			100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	22,473,671			22,473,671	93.95
Financial trusts	1,448,430			1,448,430	6.05
Other private securities			312	312
Total	23,922,101		312	23,922,413	100
%	100			100

The related ECL for Corporate bonds as of December 31, 2024 and 2023 amounted to 4,117 and 25,541, respectively. The ECL related to Financial trusts as of December 31, 2024 and 2023 amounted to 1,699 and 301, respectively. The ECL related to Other private securities as of December 31, 2023 amounted to 312.

9.3	Government securities at amortized cost or fair value through OCI

This group includes local government securities, provincial securities or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters is performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL is calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

9.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	502,259,375			502,259,375	100
Total	502,259,375			502,259,375	100
%	100			100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	382,361,722			382,361,722	100
Total	382,361,722			382,361,722	100
%	100			100

The ECL related to these types of instruments amounted to 279,916 and 1,296,294 as of December 31, 2024 and 2023, respectively.

In exhibit R “Value adjustment for credit losses – Allowances for uncollectibility risk”, the ECL movements at sector and product level are also disclosed.

9.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	3,984,550,273	22,320,115	62,785	4,006,933,173	94.16
Guarantees granted	202,650,721	325,010		202,975,731	4.77
Overdraft and unused agreed commitments	45,557,863	51,253		45,609,116	1.07
Total	4,232,758,857	22,696,378	62,785	4,255,518,020	100
%	99.47	0.53		100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	2,992,085,586	23,238,765	5,653	3,015,330,004	84.14
Guarantees granted	401,529,174			401,529,174	11.20
Responsibilities for foreign trade operations	87,345,788			87,345,788	2.44
Overdraft and unused agreed commitments	79,566,815	71,305		79,638,120	2.22
Total	3,560,527,363	23,310,070	5,653	3,583,843,086	100
%	99.35	0.65		100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The related ECL for undrawn commitments of credit cards and checking accounts as of December 31, 2024 and 2023 amounted to 7,386,764 and 3,039,468, respectively. The ECL related to guarantees granted as of December 31, 2024 and 2023 amounted to 444,845 and 1,455,996, respectively. The ECL related to overdraft and unused agreed commitments as of December 31, 2024 and 2023 amounted to 33,594 and 93,292, respectively.

For undrawn commitments of credit cards and checking accounts, during 2024 there were transfers of the carrying amounts to Stage 1, Stage 2 and Stage 3 for an amount of (3,428,848), 3,408,679 and 20,169, respectively, and there were transfers of the ECL to Stage 1, Stage 2 and Stage 3 for an amount of 144,809, (144,896) and 87,980, respectively. For undrawn commitments of credit cards and checking accounts, during 2023 there were transfers of the carrying amounts to Stage 1, Stage 2 and Stage 3 for an amount of (13,806,650), 16,354,898 and 256,225, respectively, and there were transfers of the ECL to Stage 1 and Stage 2 3 for an amount of 164,695 and (172,491), respectively. For the other items, there were no transfers between stages during 2024 and 2023.

In exhibit R “Value adjustment for credit losses – Allowances for uncollectibility risk”, the ECL movements at sector and product level are also disclosed.

10.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

The composition of financial assets delivered as guarantee as of December 31, 2024 and 2023 is as follows:

	Carrying amount
Composition	12/31/2024	12/31/2023
For transactions with the BCRA	138,595,967	148,335,239
For guarantee deposits	85,472,993	74,751,313
For repo transactions	23,031,652	66,304,450
Total	247,100,612	289,391,002

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

11.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Although the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at the end of each fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Exhibit P presents the hierarchy in the Bank’s financial asset and liability at fair value measurement.

Description of the valuation process

The fair value of instruments categorized as level 1 was assessed by using quoted prices effective at the end of each fiscal year in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of December 31, 2024 and 2023, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year of the financial assets recognized at fair value categorized as level 3:

	As of December 31, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	15,278	138,065	4,524,762
Profit and loss	518,980	(215,154)	5,406,986
Recognition and derecognition	3,212,353	451,596	8,248
Monetary effect	(362,995)	(189,352)	(3,347,602)
Amount at the end of the fiscal year	3,383,616	185,155	6,592,394

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	6,997,410	335,099	4,645,092
Transfers from level 3 (1)			(306,237)
Profit and loss	5,078,117	81,143	4,900,032
Recognition and derecognition	(7,524,345)		54,619
Monetary effect	(4,535,904)	(278,177)	(4,768,744)
Amount at the end of the fiscal year	15,278	138,065	4,524,762

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices observable in active markets as of December 31, 2023.

The fair values of instruments measured at level 3 are determined by the Bank based on valuation techniques derived from the "income method", whose main unobservable data are related to discount rates, and on which a reasonable change in such input data would not generate significant effects on the Financial Statements taken as a whole.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each year end.

Except for the foregoing, as of December 31, 2024 and 2023, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these consolidated Financial Statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each fiscal year for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2024 and 2023:

	12/31/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,690,638,558	2,690,638,558			2,690,638,558
Other financial assets	501,979,459	501,979,459			501,979,459
Loans and other financing	5,801,679,510			5,432,217,583	5,432,217,583
Other debt securities	2,687,768,166	2,470,198,227	61,476,176		2,531,674,403
Financial assets delivered as guarantee	246,158,423	246,158,423			246,158,423
Total	11,928,224,116	5,908,974,667	61,476,176	5,432,217,583	11,402,668,426

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	12/31/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	8,422,705,887	5,542,870,685		2,896,392,407	8,439,263,092
Repo transactions	18,956,694	18,956,694			18,956,694
Other financial liabilities	1,031,875,594	1,008,593,413	27,797,386		1,036,390,799
Financing received from the BCRA and other financial institutions	43,472,692	41,572,590	1,900,102		43,472,692
Issued corporate bonds	14,789,758		14,789,758		14,789,758
Subordinated corporate bonds	417,675,451		402,425,288		402,425,288
Total	9,949,476,076	6,611,993,382	446,912,534	2,896,392,407	9,955,298,323

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,619,925,301	2,619,925,297			2,619,925,297
Repo transactions	1,340,514,525	1,340,514,525			1,340,514,525
Other financial assets	381,065,428	381,065,428			381,065,428
Loans and other financing	3,993,042,059			3,510,864,322	3,510,864,322
Other debt securities	305,095,435	200,413,016	121,001,588		321,414,604
Financial assets delivered as guarantee	234,451,717	234,451,717			234,451,717
Total	8,874,094,465	4,776,369,983	121,001,588	3,510,864,322	8,408,235,893

Financial liabilities
Deposits	7,339,158,200	4,554,539,815		2,788,023,459	7,342,563,274
Repo transactions	51,395,109	51,395,108			51,395,108
Other financial liabilities	815,507,243	789,093,751	25,330,165		814,423,916
Financing received from the BCRA and other financial institutions	43,115,043	17,002,115	13,375,602		30,377,717
Issued corporate bonds	128,184,411		129,896,019		129,896,019
Subordinated corporate bonds	714,760,748		605,112,609		605,112,609
Total	9,092,120,754	5,412,030,789	773,714,395	2,788,023,459	8,973,768,643

12.	BUSINESS COMBINATIONS

12.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU), a company engaged in the grain brokerage business.

The Special Shareholders’ Meeting held on October 6, 2023 deemed it appropriate and approved the change of its corporate name to “Macro Agro S.A.U.” and, consequently, subject to the authorization of the Business Associations Regulatory Agency of the Province of Santa Fe (IGPJ, for its acronym in Spanish), proposed the amendment of section 1 of the by-laws. On October 27, 2023, the proceedings were filed with the IGPJ. Additionally, on March 5, 2024, the Bank was notified of the resolution of the IGPJ, which approved the reform of the by-laws with the name of Macro Agro SAU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Assets acquired and liabilities assumed

The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	104,051
Debt securities at fair value through profit or loss	2,148,164
Loans and other financing	300,616
Financial assets delivered as guarantee	4,136,611
Other financial assets	16,099,574
Property, plant and equipment	290,697
Intangible assets	64,622
Other non-financial assets	238,814
23,383,149

Liabilities
Other financial liabilities	15,952,996
Provisions	45,003
Current income tax liabilities	271,097
Deferred income tax liabilities	320,345
Other non-financial liabilities	4,434,191
21,023,632
Net assets acquired at fair value	2,359,517

The goodwill generated by the acquisition of Macro Agro SAU (formerly known as Comercio Interior SAU) amounted to 740,305.

In accordance with the share purchase contract, the transaction price was set at USD 5,218,800, which will be paid in variable annual installments using the proceeds from the dividends of Macro Agro SAU (formerly known as Comercio Interior SAU). Thus, the Bank assigns 100% of the rights over the dividends in favor of the seller, up to the full payment of the purchase price. Each installment will become due within fifteen days as from the Shareholders’ Meeting approval of the Financial Statements of Macro Agro SAU (formerly known as Comercio Interior SAU), starting the first installment in 2024.

To measure the liabilities arising from this transaction the Bank estimated the company's future income, discounting them at its own business rate. As a consequence, at the acquisition date, the liability amounted to USD 2,973,375.

On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 440,000 (not restated). Those dividends were received by Banco Macro SA on October 2, 2023. As it was explained in the previous paragraphs, dividends were used to pay the liability arising from the purchase, which decreased by USD 558,651.70.

Additionally, on March 12, 2024, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 450,669 (not restated). Those dividends were received by Banco Macro SA on March 12, 2024 and were used to pay the liability arising from the purchase, which decreased by USD 430,639.40.

12.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA) and its subsidiaries

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participaçoes SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase, as per the following breakdown:

•	Banco Itaú Argentina SA: 100% of the capital stock and votes of Banco Itaú Argentina SA were acquired, represented by 729,166,165 ordinary shares and 14,565,089 preferred shares, out of which: (i) 721,697,119 ordinary shares and 14,565,089 preferred shares representing 98.995733% of capital stock were acquired from Itaú Unibanco SA and (ii) 7,469,046 ordinary shares representing 1.004267% of capital stock were acquired from Itaú BBA SA.

•	Itaú Asset Management SA: 11,950 shares representing 13.00% of the capital stock of Itaú Asset Management SA were directly acquired from Itaú Unibanco SA, and indirectly, 80,000 shares, which represent 87.00% of the capital stock of Itaú Asset Management SA through the acquisition of Banco Itaú Argentina SA.

•	Itaú Valores SA: 6,814,535 shares representing 13.00% of the capital stock and votes of Itaú Valores SA were directly acquired from Itaú Consultoria de Valores Mobiliários e Participações SA; and indirectly, 45,604,965 shares, representing 87.00% of the capital stock and votes of Itaú Valores SA, through the acquisition of Banco Itaú Argentina SA.

Assets acquired and liabilities assumed

The fair value of the assets identified acquired and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	350,545,499
Debt securities at fair value through profit or loss	111,566,155
Derivative financial instruments	48,340,475
Repo transactions	556,501,451
Other financial assets	36,171,461
Loans and other financing	632,774,099
Other debt securities	149,598,937
Financial assets delivered as guarantee	88,641,544
Current income tax assets	444,186
Equity instruments at fair value through profit or loss	414,539
Investments in subsidiaries, associates and joint ventures	20,904,413
Property, plant and equipment	81,538,270
Intangible assets	46,381,079
Deferred income tax assets	40,860,990
Other non-financial assets	16,116,190
Non-current assets held for sale	28,254,303
2,209,053,591

Liabilities
Deposits	1,469,980,575
Liabilities at fair value through profit or loss	44,307,370
Derivative financial instruments	18,681,004
Other financial liabilities	41,553,860
Financing received from the BCRA and other financial institutions	23,227,369
Issued corporate bonds	12,893,518
Current income tax liabilities	43,679,377
Provisions	6,497,980
Deferred income tax liabilities	38,560,081
Other non-financial liabilities	119,381,026
1,818,762,160
Net assets acquired at fair value	390,291,431

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

For the valuation of the core deposits intangible, the favorable source of funds methodology was used. This method determines the spread between the cost of central deposits acquired and the cost of an alternative source of financing over the estimated life of the core deposit base. As a result of this transaction, the intangible asset recognized amounted to 11,290,577. See Note 11 for additional fair value valuation techniques for other assets acquired and liabilities assumed in the business combination.

The price of this transaction was established at USD 50,000,000, which was set at the time of the agreement and paid on November 3, 2023, and an additional amount resulting from the adjustment of the result obtained by Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) between April 1, 2023 and the closing date established in the purchase contract, which was agreed between the parties in May 2024 for an amount of USD 7,564,706. The determination of this additional amount caused the recognition of a liability adjustment at the acquisition date, which implied a prior period adjustment, decreasing the net income by 11,520,209.

If the business combination had taken place at the beginning of the year 2023, the interest income and commission income of the Bank would have amounted to 6,156,948,072 and 574,036,540, respectively, and the net income for the fiscal year ended December 31, 2023 would have amounted to 1,291,937,385.

As the amount of the net assets acquired exceeds the fair value of the price paid, including the estimated price adjustment based on the information available, the Bank recorded a gain generated by this acquisition for 329,863,740, which is recorded in “Income / (loss) from associates and joint ventures” for the fiscal year ended December 31, 2023. The gain was related to the price of this transaction determined in the arm’s length basis and the net assets acquired.

Through Communiqué “C” 99120, the BCRA informed that according to the authorization gave in due time through Resolution No. 352 of the Board of Directors dated October 31,2024, on November 19, 2024, Banco Macro SA performed the merger by absorption of Banco BMA SAU. This merger had in turn been resolved by the Shareholders' Meeting held on May 6, 2024, with retroactive effect to January 1, 2024, also approved by the National Securities Commission (CNV, for its acronym in Spanish) on November 6, 2024, and registered in the Public Registry on November 14, 2024. Therefore, since November 19, 2024, the authorization of Banco BMA SAU to operate as a commercial bank was revoked, and its buildings were incorporated to Banco Macro SA as branches.

13.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

13.1	Associates

The following table provides summarized financial information about the Bank’s investment in its associates:

	Proportional Bank’s	Financial position		Profit (Loss) for the fiscal year
Entity	interest	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Macro Warrants SA (1) and (2)	5%	26,305	25,219	1,086	(12,513)
Play Digital SA (1) and (2)	9.54%	1,505,724	1,627,696	(778,723)	(3,313,783)
Alianza SGR (1) and (2)	25%	117,708	6,555	113,475	(193,442)

(1)	The existence of significant influence is evidenced by the representation that the Bank has in the Board of Directors of these associates.

(2)	To measure this investment, accounting information of this associate as of September 30, 2024 has been used. Additionally, significant transactions conducted or events that occurred between October 1, 2024 and December 31, 2024 have been considered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

13.2	Joint ventures

The following table provides summarized financial information about the Bank’s investment in its joint ventures:

	Proportional Bank’s	Financial position		Profit (Loss) for the fiscal year
Entity	interest	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Banco Macro SA – Bizland SAU Unión transitoria	50%	2,775,857	1,804,192	2,117,481	1,120,191
Finova SA	50%	176,225	205,896	(29,671)	(271,050)

(1)	To measure this investment, accounting information of this associate as of September 30, 2024 has been used. Additionally, significant transactions conducted or events that occurred between October 1, 2024 and December 31, 2024 have been considered.

14.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Investment property (see Exhibit F)	68,119,906	63,183,804
Advanced prepayments	23,721,169	20,269,335
Tax advances	10,153,256	31,456,801
Other	3,268,254	4,386,600
Total	105,262,585	119,296,540

15.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

As of December 31, 2024 and 2023, amounts balances and profit or loss related to transactions generated with related parties are as follows:

	As of December 31, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	8,738								8,738
Debt securities at fair value through profit or loss								376,900	376,900
Derivative instruments								12,057	12,057
Other financial assets				24,906,035		2,547	94,447	630,420	25,633,449
Loans and other financing (4)
Documents								513,202	513,202
Overdrafts						3,810	588	30,793,756	30,798,154
Credit cards						3,443	777,517	278,210	1,059,170
Financial leases					244			35,980	36,224
Personal loans							10,803		10,803
Mortgage loans							1,171,958		1,171,958
Other (5)							2,448,491	22,604,413	25,052,904
Guarantees granted								28,913,080	28,913,080
Total assets	8,738			24,906,035	244	9,800	4,503,804	84,158,018	113,586,639

Liabilities
Deposits		72,405,682	1,442,672	3,407	5,577,942	316,811	68,984,444	39,668,046	188,399,004
Other financial liabilities						286	478,518	7,119,603	7,598,407
Subordinated corporate bonds		157,267		1,389,194	157,267				1,703,728
Other non-financial liabilities				159,996				3,224,075	3,384,071
Total liabilities		72,562,949	1,442,672	1,552,597	5,735,209	317,097	69,462,962	50,011,724	201,085,210

Income / (loss)
Interest income		85,005			10,931	246,038	2,014,155	13,945,116	16,301,245
Interest expense		(229,720)			(442,496)	(78,030)	(406,676)	(1,473,187)	(2,630,109)
Commissions income		168,533		9,150		3,532	993	844,143	1,026,351
Commissions expense				(183,217)		(201,201)	(343)	(289,264)	(674,025)
Net gain from measurement of financial instruments at fair value through profit or loss								(659,630)	(659,630)
Other operating income			89	8,019,956	15,702	40,384	85,898	96,363	8,258,392
Administrative expense						(4,281,996)		(3,237,144)	(7,519,140)
Other operating expense								(1,178,114)	(1,178,114)
Total income / (loss)		23,818	89	7,845,889	(415,863)	(4,271,273)	1,694,027	8,048,283	12,924,970

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for Loans and other financing as of December 31, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 12,464,865, 53,200, 901,801, 6,970,588 and 162,136,926, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	14,107								14,107
Other financial assets				18,131,257			2,347,370	15,547,909	36,026,536
Loans and other financing (4)
Documents								2,797,148	2,797,148
Overdrafts							560,776	5,797,075	6,357,851
Credit cards							1,317,786	281,007	1,598,793
Financial leases					67,454			112,370	179,824
Personal loans							12,112		12,112
Mortgage loans							2,748,033		2,748,033
Other (5)							823,604	12,798,670	13,622,274
Guarantees granted								57,396,800	57,396,800
Total assets	14,107			18,131,257	67,454		7,809,681	94,730,979	120,753,478

Liabilities
Deposits		34,374,006	563,037	53,746	24,324	662,700	53,711,971	47,245,271	136,635,055
Liabilities at fair value through profit or loss								30,089,947	30,089,947
Other financial liabilities							11,124,446	2,078,449	13,202,895
Issued corporate bonds		6,282,441							6,282,441
Subordinated corporate bonds				1,702,239	268,775				1,971,014
Other non-financial liabilities								5,491,426	5,491,426
Total liabilities		40,656,447	563,037	1,755,985	293,099	662,700	64,836,417	84,905,093	193,672,778

Income / (loss)
Interest income		517,247			31,201		4,171,628	12,375,032	17,095,108
Interest expense						(199,589)	(445,584)	(243,867)	(889,040)
Commissions income		168,351		124,700		2,591	1,034	1,230,125	1,526,801
Commissions expense				(100,215)			(229)	(221,019)	(321,463)
Other operating income		468,825	70	20,386,064	6,729	847	44	134,031	20,996,610
Administrative expense						(2,060,562)	(1,152)	(3,337,513)	(5,399,227)
Other operating expense		(22)					(1,091)	(1,170,416)	(1,171,529)
Total income / (loss)		1,154,401	70	20,410,549	37,930	(2,256,713)	3,724,650	8,766,373	31,837,260

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for Loans and other financing as of December 31, 2023 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Key management personnel and Other related parties amounted to 47,118,241, 149,172, 8,193,389 and 112,177,914, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2024 and 2023 amounted to 7,522,419 and 7,147,653, respectively.

In addition, fees received by the Directors as of December 31, 2024 and 2023 amounted to 35,703,146 and 17,582,099, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	12/31/2024	12/31/2023
Board of Directors	23	22
Senior managers of the key management personnel	10	12
Total	33	34

16.	DEPOSITS

The composition of deposits as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Non-financial public sector	643,700,325	407,437,205
Financial sector	12,022,826	43,956,526
Non-financial private sector and foreign residents	7,766,982,736	6,887,764,469
Checking accounts	1,030,746,073	1,109,772,817
Saving accounts	3,958,813,403	3,114,083,306
Time deposits	2,049,617,546	2,282,679,207
Investment accounts	623,032,936	272,672,783
Other	104,772,778	108,556,356
Total	8,422,705,887	7,339,158,200

17.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Credit and debit card settlement - due to merchants	611,331,052	428,605,251
Amounts payable for other spot purchases pending settlement	136,556,778	203,499,656
Amounts payable for spot purchases of foreign currency pending	55,149,470	2,888,745
Payment orders pending settlement foreign trade	53,531,118	74,976,173
Collections on account and behalf of others	38,140,070	22,766,983
Finance leases liabilities	13,988,634	20,445,368
Amounts payable for spot purchases of government securities pending settlement	5,433,702	676,365
Other	117,744,770	61,648,702
Total	1,031,875,594	815,507,243

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

18.	LEASES

18.1	The Bank as a lessee

The Bank has lease contracts mainly for real properties recognized in the item “Property, plant and equipment”. Generally, the Bank is restricted from assigning or subleasing the leased assets.

As of December 31, 2024 and 2023, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the fiscal year and the additions to right-of-use assets are disclosed in Exhibit F to these consolidated Financial Statements.

The carrying amounts of lease liabilities and the movements during the fiscal year are as follows:

Movements	2024	2023
At the beginning of the fiscal year	20,445,368	13,327,052
Additions	9,151,472	13,050,949
Accretion of interest	2,592,887	1,857,866
Difference in foreign currency	3,089,333	15,895,094
Payments	(8,214,878)	(8,588,108)
Monetary effect	(13,075,548)	(15,097,485)
At the end of the fiscal year (see Note 17)	13,988,634	20,445,368

The short term leases were recognized as expense for an amount of 645,775 and 91,378 for the years ended December 31, 2024 and 2023, respectively.

The table below shows the maturity of the lease liabilities as of December 31, 2024 and 2023:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Balances as of 12/31/2024	1,327,146	1,174,557	1,527,000	2,340,473	6,369,176	2,999,332	4,620,127	7,619,459
Balances as of 12/31/2023	1,092,167	1,440,951	1,893,297	3,267,279	7,693,694	4,497,733	8,253,941	12,751,674

18.1	The Bank as a lessor

The Bank, as lessor, entered into financial lease contracts, under the usual characteristics of this kind of transactions, without there being any issues that may differentiate them in any aspect from those performed in the Argentine financial market in general. The lease contracts in force do not represent significant balances with respect to the total financing granted by the Bank.

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	12/31/2024		12/31/2023
	Current value of minimum payments	Total gross investment	Current value of minimum payments	Total gross investment
Up to 1 year	5,973,254	13,939,054	6,878,088	26,085,498
From 1 to 5 years	10,475,517	17,364,678	13,781,100	40,302,418
Over 5 years		561	3,530	4,299
Total	16,448,771	31,304,293	20,662,718	66,392,215

Income for non-accrued interests amounted to 14,855,522 and 45,729,497, for the years ended December 31, 2024 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

19.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of December 31, 2024 and 2023.

The expected terms to settle these obligations are as follows:

	12/31/2024
Composition	Within 12 months	Over 12 months	12/31/2024	12/31/2023
For administrative, disciplinary and criminal penalties		500	500	1,089
Letters of credits, guarantees and other commitments (1)	7,865,203		7,865,203	4,588,756
Commercial claims in progress (2)	1,563,403	2,847,783	4,411,186	6,142,223
Labor lawsuits	957,791	436,917	1,394,708	1,379,432
Pension funds - reimbursement	1,316,111	257,918	1,574,029	2,655,268
Other		1,824,940	1,824,940	4,273,396
Total	11,702,508	5,368,058	17,070,566	19,040,164

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 42.2.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these consolidated Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

20.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Salaries, bonuses and payroll taxes payables	129,310,873	115,178,530
Withholdings and collections	90,335,846	98,302,053
Taxes payables	55,155,066	73,532,454
Miscellaneous payables - provisions of goods and services	40,669,552	92,201,615
Directors’ and syndics’ fees payable	8,335,628	38,095,600
Retirement pension payment orders pending settlement	7,851,128	3,458,899
Dividends payable (see Note 33)	1,229	174,519
Other	35,831,375	56,994,044
Total	367,490,697	477,937,714

21.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2024 and 2023:

Composition	12/31/2024	12/31/2023
Vacation accrual	102,686,244	77,254,945
Salaries, bonuses and payroll taxes payables	26,624,629	37,923,585
Total	129,310,873	115,178,530

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2024 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

22.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2024 and 2023:

12/31/2024	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	2,690,638,558
Debt securities at fair value through profit or loss		18,497,280	146,114,564	444,233,408	50,299,179	659,144,431	78,820,174	105,028,806	183,848,980
Derivative financial instruments		17,589,940	817,939	875,892		19,283,771
Other financial assets	95,428,881	397,877,120	98,792	8,426,028		406,401,940		46,312,422	46,312,422
Loans and other financing (1)	1,440,603	2,255,839,298	596,862,426	676,269,045	671,504,237	4,200,475,006	643,678,478	956,085,423	1,599,763,901
Other debt securities		71,671,518	422,116,704	69,385,324	65,279,380	628,452,926	29,458,501	2,468,560,476	2,498,018,977
Financial assets delivered as guarantee	224,068,960	23,031,652				23,031,652
Equity instruments at fair value through profit or loss	8,721,010
Total assets	3,020,298,012	2,784,506,808	1,166,010,425	1,199,189,697	787,082,796	5,936,789,726	751,957,153	3,575,987,127	4,327,944,280

Liabilities
Deposits	5,499,577,756	2,411,189,287	359,993,288	89,284,586	62,521,235	2,922,988,396	127,992	11,743	139,735
Liabilities at fair value through profit or loss		7,183,451				7,183,451
Derivative financial instruments		288,116	451,131	417,060	165,295	1,321,602
Repo transactions		18,956,694				18,956,694
Other financial liabilities		1,008,970,469	2,339,698	1,876,391	2,826,466	1,016,013,024	4,600,584	11,261,986	15,862,570
Financing received from the BCRA and other financial institutions		18,535,917	16,520,632	7,963,385	95,037	43,114,971	183,346	174,375	357,721
Issued corporate bonds			49,843		14,739,915	14,789,758
Subordinated corporate bonds				6,353,264		6,353,264	411,322,187		411,322,187
Total liabilities	5,499,577,756	3,465,123,934	379,354,592	105,894,686	80,347,948	4,030,721,160	416,234,109	11,448,104	427,682,213

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

12/31/2023	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	2,619,925,301
Debt securities at fair value through profit or loss		2,800,224	528,590,405	1,351,267,778	1,817,458,543	3,700,116,950	40,915,553	74,434,147	115,349,700
Derivative financial instruments		17,285,994	7,375,073	3,960,195		28,621,262
Repo transactions		1,340,514,525				1,340,514,525
Other financial assets	114,801,198	196,970,288	33,575	6,472,209		203,476,072	75,152	120,182,994	120,258,146
Loans and other financing (1)	17,082,454	1,992,142,911	479,259,305	376,563,750	342,261,313	3,190,227,279	291,331,550	494,400,776	785,732,326
Other debt securities		95,164,610	594,433	96,537,749	123,801,310	316,098,102	550,724,141	73,466,528	624,190,669
Financial assets delivered as guarantee	223,086,552	66,304,450				66,304,450
Equity instruments at fair value through profit or loss	6,998,576
Total assets	2,981,894,081	3,711,183,002	1,015,852,791	1,834,801,681	2,283,521,166	8,845,358,640	883,046,396	762,484,445	1,645,530,841

Liabilities
Deposits	3,656,082,529	3,197,851,730	300,540,316	97,200,197	87,058,861	3,682,651,104	415,201	9,366	424,567
Liabilities at fair value through profit or loss		30,106,856				30,106,856
Derivative financial instruments		1,681,314	2,273,199	283,932	1,941,424	6,179,869
Repo transactions		51,395,109				51,395,109
Other financial liabilities		789,529,423	2,356,431	2,251,308	3,916,678	798,053,840	5,855,529	11,597,874	17,453,403
Financing received from the BCRA and other financial institutions		20,043,552	7,862,916	966,976		28,873,444	13,913,188	328,411	14,241,599
Issued corporate bonds		754	4,713	27,933,604	88,342,165	116,281,236	11,903,175		11,903,175
Subordinated corporate bonds				12,464,365		12,464,365		702,296,383	702,296,383
Total liabilities	3,656,082,529	4,090,608,738	313,037,575	141,100,382	181,259,128	4,726,005,823	32,087,093	714,232,034	746,319,127

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

23.	DISCLOSURES BY OPERATING SEGMENT

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

24.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	such adjustment will be applicable in the fiscal year in which the variation of the CPI is higher than 100% for the thirty-six months before the end of the tax period;

ii)	regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

iii)	the positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years;

iv)	the positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years; and

v)	for fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of December 31, 2024 and 2023, all the conditions established by the income tax Law to practice the inflation adjustment are met (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this note).

b)	Corporate income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

c)	The main items of deferred income tax:

Composition	12/31/2024	12/31/2023
Deferred tax assets
Loans and other financing	37,597,277	55,875,749
Provisions and employee benefits	12,083,347	12,375,387
Allowances for contingencies	3,111,028	3,724,577
Leases	2,261,915	3,955,143
Investments in other companies	1,010,385	1,356,082
Tax losses	66,726,683	1,502,739
Other	5,626,241	9,949,936
Total deferred tax assets	128,416,876	88,739,613
Deferred tax liabilities
Property, plant and equipment and other non-financial assets	87,073,241	89,836,714
Intangible assets	50,408,639	49,947,759
Tax effects on forward sales	9,404,692	34,121,590
Government securities	55,142,897
Other	4,514,556	12,274,065
Total deferred tax liabilities	206,544,025	186,180,128
Net deferred tax liabilities	78,127,149	97,440,515

In the consolidated Financial Statements, tax assets (current and deferred) of an entity of the Group shall not be offset with the tax liabilities (current and deferred) of another entity of the Group because they correspond to income tax applicable to different taxpayers and also they are not legally entitled before the tax authority to pay or receive only one amount to settle the net position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Changes in net deferred tax liabilities as of December 31, 2024 and 2023 are summarized as follows:

Composition	12/31/2024	12/31/2023
Net deferred tax liabilities at the beginning of the fiscal year	97,440,515	89,544,907
Net deferred tax assets from Banco BMA SAU and its subsidiaries at the acquisition date		(316,269)
(Profit) / expense from deferred taxes recognized in the statement of income	(19,313,366)	8,211,877
Net deferred tax liabilities at fiscal year end	78,127,149	97,440,515

The income tax charge exposed in the Statement of income and Other Comprehensive Income differs from the income tax charge that would result if all profits had been taxed at the current tax rate.

The main items of income tax expense in the consolidated Financial Statements are as follows:

Composition	12/31/2024	12/31/2023
Current income tax charge (1)	52,069,759	606,812,823
(Profit) / expense from deferred income tax	(19,313,366)	8,211,877
Charge from income tax recognized in the statement of income	32,756,393	615,024,700
(Profit) / expense from income tax recognized in other comprehensive income	(41,102,427)	36,263,592
Total	(8,346,034)	651,288,292

(1)	Includes the restatement in constant currency of the current tax charge generated during the year, the adjustments recognized in the current year for previous periods and the effects of including in the OCI the applicable portion of the current tax.

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	12/31/2024	12/31/2023
Income carrying amount before income tax	357,888,574	1,883,203,006
Applicable income tax rate	35%	35%
Income tax on income carrying amount	125,261,001	659,121,052
Net permanent differences and other tax effects including the fiscal inflation adjustment	(92,504,608)	(44,096,352)
Total income tax	32,756,393	615,024,700

As of December 31, 2024 and 2023, the effective income tax rate is 9.2% and 32.5%, respectively.

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (former AFIP, for its acronym in Spanish), current Agencia de Recaudación y Control Aduanero (ARCA, for its acronym in Spanish), as established by Decree No. 953/2024 of the National Executive Branch, its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

In addition, on July 23, 2021, the Bank filed a reimbursement action with the former AFIP requesting the refund of 254,305 (not restated) paid as income tax for the 2020 tax period.

Regarding to the tax periods mentioned in previous paragraphs, on November 1, 2021, the former AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 382,189 (not restated) paid as income tax for the 2021 tax period.

Regarding to the tax period abovementioned, on January 3, 2023, the former AFIP notified the beginning of an income tax audit. On April 8, 2024 the former AFIP notified the closure of the audit, without tax adjustment.

Fiscal year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 654,673 (not restated) paid as income tax for the 2022 tax period.

Regarding to the tax period abovementioned, on 16 November, 2023, the former AFIP notified the beginning of an income tax audit. On August 6, 2024 the former AFIP notified the closure of the audit, without tax adjustment.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the former AFIP two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during 2013 through 2017 and 2018 tax periods, respectively, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for 2013 through 2017 tax periods, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). In the absence of a resolution by the tax authorities with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of the second paragraph of the abovementioned section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the 2018 tax period, the evidence stage is closed and the process for allegation was delivered.

Regarding to the tax periods mentioned in the previous paragraph, on December 19, 2019, the former AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 to 2017, both inclusive. On October 4, 2021, the former AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

Regarding to the periods 2013 to 2017, on October 8, 2024, the Federal Contentious and Administrative Trial Court No. 8 issued a favorable sentence to the Bank's request, in which it admitted the recovery action for the amount of $4,782,766 plus compensatory interest. The aforementioned court considered that the lack of application of the tax inflation adjustment generated the taxation of a confiscatory income tax in the periods 2013/2017.

On October 16, 2024, the former AFIP appealed the sentence.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Reimbursement actions - Banco BMA SAU

Fiscal year 2016 - Banco BMA SAU

On September 19, 2017 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 315,987 (not restated) paid to tax authorities as income tax during 2017 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468, plus the related compensatory interest). In the absence of a resolution by the tax authorities with respect to the abovementioned claim, Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court. Against the original favorable sentence (from 2019), the former AFIP filed an extraordinary federal appeal. The appeal was denied by the Court, which caused the complaint being filed before the Court. On November 7, 2023, that complaint was rejected, leaving the favorable sentence of 2019 firm and confirmed in all its parts. An asset was recognized for the capital plus interest.

On February 15, 2024, a note was submitted to the former AFIP requesting that the favorable sentence be considered fulfilled and the balance in favor of the principal plus interest be credited.

On March 18, 2024, the former AFIP proceeded to recognize the balance in favor of the claimed capital (315,987, not restated) in the Tax Accounts System. For the interest owed by the tax authorities, an immediate release was submitted on April 17, 2024 for the amount of the updated interest (816,473, not restated).

Fiscal year 2017 - Banco BMA SAU

On December 17, 2018 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 251,756 (not restated) paid to tax authorities as income tax during 2017 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468, plus the related compensatory interest). In the absence of a resolution, on April 29, 2019, an appeal for delay was filed before the Federal Administrative Tax Court, which processes the case in a paper file (as opposed to 2018, which is digital).

The tax authorities opportunely responded to the appeal, objecting to the evidence. On August 13, 2019, Banco BMA SAU responded to the notification of opposition to the evidence.

Since March 2020, the processing of paper files has been suspended due to the pandemic. In April 2021, the judicial recess was requested to be authorized because it was an exceptional case, which was rejected. Currently, the reimbursement has been accumulated for the periods 2019-2020, and it has not yet been opened to evidence.

Fiscal year 2018 - Banco BMA SAU

On May 28, 2019 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 558,439 (not restated) paid to tax authorities as income tax during 2018 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law, plus the related compensatory interest (SIGEA [case and file management system] file 19144-3641/2019). In the absence of a resolution by the tax authorities with respect to the abovementioned claim, on November 22, 2019 Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court (EX-2019-104149820 -APN-DTD #JGN).

On April 18, 2023, Banco BMA SAU was notified of the final sentence, which approved the appeal for delay in resolving the reimbursement claim, ordering the former AFIP to return the sum of 558,439 (not restated) plus the applicable interest according to the BCRA's passive rate. The tax authorities subsequently appealed the sentence on the merits and the interest applied. The file is currently pending sentence.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Fiscal years 2019 and 2020 - Banco BMA SAU

On December 29, 2022 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 639,325 (not restated) and 965,670 (not restated) paid to tax authorities as income tax during 2019 and 2020 tax periods, respectively, as a result of settling the tax by partially incorporating the inflation adjustment set forth by the Section VI of the income tax Law (according to Decree 824/2019), one sixth (1/6) in accordance with section 194 incorporated by Law 27541 and computing the updated amortizations only for the fix assets and intangibles acquired since January 1, 2018, plus the related compensatory interest. In the absence of a resolution by the tax authorities with respect to the abovementioned claim, on June 5, 2023 Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court (EX-2023- 63876605- -APN-SGAI#TFN – in process in Courtroom “B”, Office 6). On September 15, 2023, the tax authorities responded to the appeal for delay and ordered the accumulation of the file with that of 2017 (File No. 49836-I).

Regarding to the tax periods mentioned in the previous paragraph, on May 19, 2023, the former AFIP notified the beginning of an income tax audit, which is in progress.

25.	COMMISSIONS INCOME

Composition	12/31/2024	12/31/2023
Performance obligations satisfied at a point in time
Commissions related to obligations	292,974,331	299,793,256
Commissions related to credit cards	175,788,358	172,235,847
Commissions related to insurance	32,070,531	26,591,082
Commissions related to securities value	21,116,874	17,511,970
Commissions related to loans	14,260,264	3,124,914
Commissions related to trading and foreign exchange transactions	16,938,543	11,089,619
Commissions related to financial guarantees granted	5,191,319	1,194,708
Performance obligations satisfied over certain time period
Commissions related to trading and foreign exchange transactions	3,961,652	1,095,078
Commissions related to credit cards	2,642,933	2,266,524
Commissions related to loans	154,094	161,472
Commissions related to obligations	2,015	8,091
Total	565,100,914	535,072,561

26.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	12/31/2024	12/31/2023
Translation of foreign currency assets and liabilities into pesos	149,963,917	1,731,837,635
Income from foreign currency exchange	13,253,005	6,390,817
Total	163,216,922	1,738,228,452

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

27.	OTHER OPERATING INCOME

Composition	12/31/2024	12/31/2023
Services	133,594,150	85,984,107
Adjustments and interest from other receivables	26,201,300	23,103,606
Adjustments from other receivables with CER clauses	18,964,893	16,964,556
Other receivables from financial intermediation	6,344,717	11,391,183
Other	28,864,403	21,285,088
Total	213,969,463	158,728,540

28.	EMPLOYEE BENEFITS

Composition	12/31/2024	12/31/2023
Remunerations	476,841,577	411,256,224
Payroll taxes	118,624,145	103,722,158
Compensations and bonuses to employees	84,027,814	72,630,708
Employee services	23,966,538	18,882,513
Total	703,460,074	606,491,603

29.	ADMINISTRATIVE EXPENSES

Composition	12/31/2024	12/31/2023
Taxes	72,559,840	58,668,491
Maintenance, conservation and repair expenses	55,653,300	46,692,100
Other fees	39,136,882	36,089,688
Armored truck, documentation and events	38,504,627	33,618,017
Security services	30,444,668	25,912,720
Electricity and communications	29,627,942	22,637,682
Advertising and publicity	22,156,745	20,234,834
Software	21,322,878	20,738,014
Fees to directors and syndics	18,437,173	58,633,383
Hired administrative services	9,584,382	6,589,047
Representation, travel and transportation	6,460,958	6,161,232
Insurance	3,952,251	2,563,933
Stationery and office supplies	1,957,800	2,329,146
Leases	1,421,408	1,025,476
Other	15,129,319	15,730,705
Total	366,350,173	357,624,468

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

30.	OTHER OPERATING EXPENSES

Composition	12/31/2024	12/31/2023
Turnover tax	371,504,579	414,076,140
From credit cards	146,103,465	133,696,772
Other adjustments and interests for miscellaneous obligations	35,606,343	20,623,862
Charges for other provisions	16,070,142	19,214,099
Deposit guarantee fund contributions	11,989,522	12,429,670
Loss from sale or impairment of property, plant and equipment	11,261,409	3,008,783
Insurance claims	7,559,826	5,596,608
Donations	1,850,815	2,749,231
Taxes	585,211	789,247
Loss from sale or impairment of investment in properties and other non-financial assets	216,751
Charges for administrative, disciplinary and criminal sanctions	432
Other	67,032,766	87,498,982
Total	669,781,261	699,683,394

31.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the fiscal year. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.
-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Composition	12/31/2024	12/31/2023	12/31/2022
Cash and deposits in banks	2,690,638,558	2,619,925,301	1,695,935,607
Debt securities at fair value through profit or loss	101,197,818	291,269,034
Other debt securities	66,522,379	94,891,857	3,383,562,065
Loans and other financing	5,162,500	8,802,913	6,005,827
Total	2,863,521,255	3,014,889,105	5,085,503,499

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

32.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to December 31, 2024, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the separate Financial Statements.

33.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the fiscal year.

In calculating the weighted average of outstanding common shares, the number of shares at the beginning of the fiscal year is adjusted, if applicable, by the number of common shares issued or withdrawn during the fiscal year, weighted by the number of days those shares have been outstanding. Note 32 provides a breakdown of the changes in the Bank's capital stock.

The calculation of basic earnings per share is provided in the “Earnings per share” table of the consolidated income Statement. See also Note 43.

Dividends paid and proposed

The Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends and/or dividends in kind, in this last case, measured at market value for an amount of 14,187,873 (not restated), representing 22.18 pesos per share, subject to prior authorization from the BCRA which, added to the dividends still to be paid because they exceeded the abovementioned limit, amounted to 21,016,844 (not restated) and were recorded in a “Reserve for dividends pending authorization from the BCRA”. Through Communiqué “A” 7719 issued on March 9, 2023, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distribution” rules had been applied, in six equal, monthly and consecutive installments.

The Shareholders’ Meeting held on April 25, 2023, decided to distribute cash dividends and/or dividends in kind, in this last case, measured at market value for an amount of 75,040,918 (not restated), representing 117.36 pesos per share, subject to prior authorization from the BCRA. On May 12, 2023 the BCRA authorized the dividends distribution, which were paid during the fiscal year ended December 31, 2023 according to the installment schedule.

On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends for an amount of 440,000 (not restated).

Through Communiqué “A” 7984 issued on March 21, 2024 the BCRA established that up to December 31, 2024, financial institutions which have the BCRA’s authorization will be allowed to distribute up to 60% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in six equal, monthly and consecutive installments. The amount of each dividend installment will be paid in homogeneous currency on each payment date.

The Shareholders’ Meeting held on April 12, 2024, approved to distribute cash dividends and/or dividends in kind, in this case measured at market value, for an amount of 401,735,819 (not restated), representing 628.29 pesos per share, subject to prior BCRA authorization. On May 6, 2024, the BCRA authorized this earnings distribution.

On the other hand, according to Communiqué “A” 7997 issued on April 30, 2024, the BCRA established that financial institutions which have the BCRA’s authorization will be allowed to distribute earnings in three equal, monthly and consecutive installments. Additionally, financial institutions must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations. As of December 31, 2024, installments 1, 2 and 3 have been paid for an amount of 161,784,356, 168,541,001 and 176,255,234 (amounts stated in constant currency of each payment date), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

34.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds a 9.2699% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12755 on March 4, 2024.

According to Communiqué “A” 7985 of the BCRA issued on March 27, 2024, deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine, and which meet the requirements provided for in Presidential Decree No. 540/1995 and other requirements that the regulatory authority may determine from time to time, will be covered up to the amount of 25,000.

On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

35.	RESTRICTED ASSETS

As of December 31, 2024 and 2023, the following Bank’s assets are restricted:

Composition		12/31/2024	12/31/2023
Cash and deposits in banks
•	Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	3,920	2,289
	Subtotal cash and deposits in Banks	3,920	2,289

Debt securities at fair value through profit or loss and Other debt securities
•	Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss (1).	39,793,390	28,740,866
•	Discount Bonds in pesos governed by Argentine Law due in 2033, used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	2,015,954	2,065,708
•	Discount Bonds in pesos governed by Argentine Law expired in 2033 for the minimum consideration required for the performance of Agents in the new categories provided for by Resolution No. 622/13 and amendments of the CNV.	1,085,302	596,290
•	National Treasury Bonds in pesos adjusted by CER 2% due 11/09/2026 used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	371,593	515,995
•	National Treasury Bonds in pesos adjusted by CER 4.25% due on February 14, 2025, as of December 31, 2024, and Argentine Nation Bonds in dual currency due on February 28, 2024, as of December 31, 2023, for the contribution to the Guarantee Fund II in BYMA in accordance with art. 45 of Law 26,831 and its complementary regulations established in the CNV Rules (NT 2013 and amendments).	20,298	2,767,575
•	Discount Bonds in pesos governed by Argentine Law maturing in 2033, affected as collateral for the Sectoral Credit Program of the Province of San Juan, a productive investment financing fund.		310,622
•	Discount Bonds in pesos governed by Argentine Law maturing in 2033 as of December 31, 2023, affected as collateral for the Regional Economies Competitiveness Program - IDB Loan No. 3174/OC-AR.		32,763
•	Other.	1,433,497	872,031
	Subtotal Debt securities at fair value through profit or loss and Other debt securities	44,720,034	35,901,850

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)		12/31/2024	12/31/2023
Other financial assets
•	Interests derived from contributions made as protector partner (2).	27,188,239	17,794,084
•	Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	4,096,496	3,851,566
•	Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	1,185,290	737,519
•	Sundry debtors – other.	914,578	622,495
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,801
	Subtotal Other financial assets	33,385,430	23,007,465

Loans and other financing
•	Fondo de Riesgo Fintech SGR – Loans and other financing (1).	1,223,807	414,195
	Subtotal Loans and other financing	1,223,807	414,195

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	138,595,967	148,335,240
•	Guarantee deposits related to credit and debit card transactions.	68,314,367	18,506,424
•	For securities forward contracts.	23,031,652	66,304,449
•	Other guarantee deposits.	17,158,626	56,244,889
	Subtotal Financial assets delivered as guarantee	247,100,612	289,391,002

Other non-financial assets
•	Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	21,930	24,013
•	Real property related to a call option sold.	16,202,079
	Subtotal Other non-financial assets	21,930	16,226,092
Total		326,455,733	364,942,893

(1)	According to Law 24467, as amended, and Fintech SGR by-laws, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)	As of December 31, 2024 and 2023 it is related to the risk fund Fintech SGR, Alianza SGR and Innova SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

36.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

36.1	Financial trusts for investment purposes

They are mainly composed of prepayments towards the placement price of provisional trust securities of financial trusts under public and private offering (Confibono and Secubono). The assets managed by these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once the trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon compensation. If after making the best efforts such trust securities cannot be placed, the Bank will retain the definitive trust securities for itself.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Additionally, the portfolio of financial trusts for investment purposes is completed with definitive trust securities of financial trusts in public and private offering (Confibono, Secubono, Supercanal, Payway cobro anticipado, Moni Mobile and Red Surcos) and certificates of participation (Arfintech).

As of December 31, 2024 and 2023, debt securities and certificates of participation in financial trusts for investment purposes, amounted to 4,994,120 and 1,910,270, respectively.

According to the latest accounting information available as of the date of issuance of these consolidated Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

36.2	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities whose collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of December 31, 2024 and 2023, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 5,220 and 5,740, respectively.

36.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of December 31, 2024 and 2023, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed by Banco Macro SA and Macro Fiducia SAU, amounted to 4,732,462 and 1,746,420, respectively.

36.4	Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements,
-	promoting the production development of the private economic sector at a provincial level,
-	being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

As of December 31, 2024 and 2023, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed by the Bank amounted to 94,977,409 and 80,198,154, respectively.

37.	COMPLIANCE WITH CNV REGULATIONS

37.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

37.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) – Depositary Company, Clearing and Settlement Agent and Trading Agent – comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of authorized companies to guarantee capital market instruments”.

Additionally, the Bank’s shareholders’ equity as of December 31, 2024 stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 3,112,978,093 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 35 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

37.1.2	Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered under the following categories: ALyC y AN – Integral, Mutual Investment Funds Placement and Distribution Agent (ACyD FCI, for its acronym in Spanish) and Comprehensive Mutual Investment Funds Placement and Distribution Agent (ACyDI FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of December 31, 2024 stated in UVAs amounted to 135,737,641 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as ACyD FCI and ACyDI FCI an amount of 163,500 UVAs will be added to minimum shareholder’s equity.

37.1.3	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as Agent for the Administration of Collective Investment Products of Mutual Funds (AA PIC FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of this company as of December 31, 2024 stated in UVAs amounted to 30,517,338 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

37.1.4	Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as Financial Trustee Agent and Non-Financial Trustee Agent.

Additionally, the shareholders’ equity of such company as of December 31, 2024 stated in UVAs amounted to 1,094,290 and exceeds the minimum amount required by such regulation established in 950,000 UVAs. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

37.1.5	Operations of Macro Agro SAU (formerly known as Comercio Interior SAU)

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, this company is registered as Clearing and Settlement Agent – Agroindustrial (ALyC I AGRO, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of December 31, 2024 stated in UVAs amounted to 1,825,350 and exceeds the minimum amount required by such General Resolution established in 1,175,000 UVAs. The minimum statutory guarantee account required a minimum of 40% of the minimum amount of shareholders’ equity.

37.1.6	Operations of BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA)

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, this company is registered as AA PIC FCI.

Additionally, the shareholders’ equity of such company as of December 31, 2024 stated in UVAs amounted to 12,486,995 and exceeds the minimum amount required by such General Resolution established in 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

37.1.7	Operations of BMA Valores SA (formerly known as Itaú Valores SA)

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, this company is registered as ALyC y AN – Integral, Comprehensive Clearing and Settlement Agent (ALyCI, for its acronym in Spanish) and ACyDI FCI.

Additionally, the shareholders’ equity of such company as of December 31, 2024 stated in UVAs amounted to 4,392,031 and exceeds the minimum amount required by such General Resolution established in 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as ACyD FCI and ACyDI FCI an amount of 163,500 UVAs will be added to minimum shareholder’s equity.

37.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

In addition, the documentary support in digital format is stored in CD rom, DVD rom and the Bank’s own servers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

37.3	As depositary of mutual funds

As of December 31, 2024 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,071,580,584	51,164,596
Argenfunds Abierto Pymes II	5,910,619,133	7,351,772
Argenfunds Ahorro Pesos	67,522,557	6,561,554
Argenfunds Financiamiento Pesos	100,000	99
Argenfunds Gestión Pesos	4,944,621,758	7,911,634
Argenfunds Infraestructura	5,390,345,583	5,566,351
Argenfunds Inversión Dólares	90,649	93,610
Argenfunds Inversión Pesos	31,736	22
Argenfunds Liquidez	7,397,545,352	93,700,274
Argenfunds Renta Argentina	323,994,328	36,994,009
Argenfunds Renta Balanceada	77,232,581	5,144,952
Argenfunds Renta Capital	4,193,768	4,636,839
Argenfunds Renta Crecimiento	3,321,012	3,925,964
Argenfunds Renta Dinámica	145,422,879,647	48,291,048
Argenfunds Renta Fija	24,548,620	3,489,823
Argenfunds Renta Fija II	17,137,289,528	18,758,521
Argenfunds Renta Flexible	46,040,329	1,217,084
Argenfunds Renta Global	7,805,866	187,069
Argenfunds Renta Mixta	3,358,170,517	43,337,409
Argenfunds Renta Mixta Plus	1,593,451	1,609,864
Argenfunds Renta Pesos	40,331,688	4,203,380
Argenfunds Renta Total	568,371,479	3,533,723
Argenfunds Renta Variable	907,230,408	707,615
Argenfunds Retorno Absoluto	76,379,985	1,557,862
Pionero Acciones	42,462,157	61,014,974
Pionero Acciones Argentinas	27,428	8,920,468
Pionero Acciones Plus	8,696,774	2,214,310
Pionero Ahorro Dólar Plus	103,045,157	107,132,315
Pionero Ahorro Dólares	72,228,566	76,194,207
Pionero Ahorro Max FCI	182,328,516	13,903,024
Pionero Argentina Bicentenario	411,654,410	16,693,184
Pionero Capital	7,629,365,983	53,478,637
Pionero Capital Plus	38,602,259	2,331,141
Pionero Crecimiento	2,102,014,252	15,768,573
Pionero Desarrollo	15,611,320,813	142,011,362
Pionero Empresas FCI Abierto Pymes	398,839,238	18,982,072
Pionero FF	134,088,106	20,364,031
Pionero Gestión	2,229,348,476	54,783,976
Pionero Infraestructura	648,211,151	2,659,015
Pionero Inversión Dólar	10,916,311	11,930,993
Pionero Moneda	100,000	100
Pionero Money Market Dólar	229,342,577	236,948,140

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Funds (contd.)	Number of shares	Equity
Pionero Multiestrategia Mix	100,000	166
Pionero Multiestrategia Plus	100,000	166
Pionero Patrimonio I	163,666,412,598	211,720,676
Pionero Performance III	87,743,173	4,128,915
Pionero Pesos	5,396,654,769	365,994,268
Pionero Pesos Plus	48,915,658,297	1,926,405,632
Pionero Pesos Plus II	2,289,996,233	370,422,174
Pionero Premium	94,445,761	315,346
Pionero Recovery	6,870,313,124	15,204,240
Pionero Renta	24,037,473	24,554,493
Pionero Renta Ahorro	578,421,756	106,681,465
Pionero Renta Ahorro Plus	972,226,876	41,389,370
Pionero Renta Balanceado	6,621,283,750	55,186,195
Pionero Renta Crecimiento	15,316,760	19,766,782
Pionero Renta Dólar Estrategia	8,610,313	10,589,080
Pionero Renta Dólares	16,016,469	18,299,977
Pionero Renta Dólares Plus	5,142,612	8,778,425
Pionero Renta Estratégico	739,602,182	37,406,839
Pionero Renta Fija Dólares	42,864,607	74,137,281
Pionero Renta Global	52,513,609	7,855,278
Pionero Renta Mixta I	506,540,181	32,827,967
Pionero Renta Pesos	87,911,457	8,541,046
Pionero Retorno	11,070,583,904	16,833,727
Pionero Retorno Total	135,543,086	9,901,672
Pionero Performance	4,114,809	1,679,008
Pionero Performance II	252,889	8,133

38.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2024 are listed below, indicating the amounts as of month-end of the related items:

Items	12/31/2024
Cash and deposits in banks
Amounts in BCRA accounts	1,873,887,706
Other debt securities
Government securities computable for the minimum cash requirements	792,039,580
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	138,595,967
Total	2,804,523,253

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

39.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their Financial Statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

There follows a description of the situation of Banco Macro SA as of December 31, 2024:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

Status: on 04/07/2016, the Bank filed the defenses and evidence on the BCRA. On 05/18/2016 the Bank requested, on behalf of the person who was acting as Vice Chairman of the Bank when this summary proceeding was initiated, the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). The fine imposed on the person who was acting as Chairman of the Bank when this summary proceeding was initiated, was abrogated due to his passing. On 02/09/2023 the CNACAF issued a sentence, dismissing the direct appeals, with cost. For this reason, the Bank filed an Extraordinary Federal Appeal, which was granted for the federal law interpretation but rejected on the grounds of alleged arbitrariness. On 04/20/2023, the corresponding petition for denied appeal was filed against the rejection for the alleged arbitrariness, which is under study with the Federal Supreme Court of Justice (CSJN, for its acronym in Spanish). On 10/08/2024, the CSJN rejected the complaint appeal, upholding the Court's sentence that rejected the Direct Appeal filed by the Bank and the Directors.

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: supposed noncompliance with article 1 sections e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No. 480/95), together with points 5, 9, 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Proceeding filed against: Banco Macro SA, Foreign Trade Team Leader, head of Foreign Exchange and Banking Operations Manager and Compliance Manager.

Status: on 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsible parties who, on 03/25/2022, filed an appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Federal Court in Economic and Criminal Matters, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. On 04/04/2023, the Bank filed a Defense Statement, being closed the evidence stage. As of the date of issuance of these consolidated Financial Statements, the case is pending resolution.

Criminal foreign exchange summary proceedings: No. 8062 dated 08/08/2023.

Reason: alleged infringements of Criminal Foreign Exchange Law, section 1(e) and (f), as well as points 1.2, 3.6.2, 3.16.1, 5.3, 10.4.2.4 and 10.4.2.5 of the Revised Text on Foreign Exchange Matters. On 03/15/2024, the BCRA dismiss the previous defenses performed by the responsible parties. Against this, on 03/20/2024, they filed an appeal and a nullity request, for its resolution in court, which were rejected because the Court in Economic and Criminal Matters considered that the resolutions issued by the BCRA during the summary investigation are not appealable.

Proceeding filed against: Banco Macro SA, Trade Team Leader, Foreign Exchange Control Head, Banking Transactions Manager and Compliance Manager.

Status: the case is in evidence production stage (the production of evidence was notified by the BCRA on 10/03/2024). As of the date of issuance of these consolidated Financial Statements, the BCRA is still pending to close the evidence stage and place the file for arguments.

File: No. 7810.

Reason: alleged breach in exchange matters, 1 operation in 2018 and 12 operations in 2020.

Proceeding filed against: General Manager of former Banco BMA SAU.

Status: on October 25, 2022, former Banco BMA SAU filed their defenses. On April 20, 2023, the BCRA ordered the opening of the evidence stage. On May 6, 2024, the BCRA resolved to close the probationary period. On May 13, 2024, each of the defendants lodged their memorials. The next step will be for the BCRA to submit the summary proceedings to the Federal Court of First Instance in Economic and Criminal Matters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Penalties imposed by the Financial Information Unit (UIF, for its acronym in Spanish)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain reports on suspicious transactions (ROS, for its acronym in Spanish) due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Proceeding filed against: Banco Macro SA, members of the Board and those in charge of anti-money laundering regulation compliance.

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by two of the Directors. On 01/26/2017 the fines imposed were paid. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed a complaint appeal to CSJN which was dismissed on 02/29/2024, therefore, the Bank does no longer has elements to attempt to reduce the fines imposed by the UIF, and the aforementioned penalty is confirmed.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

Proceeding filed against: Banco Macro SA, 10 members of the Board, 3 regular members of the Statutory Audit Committee and the person in charge of market relations.

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts were investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. In December 2021, the CNV referred the proceedings to the National Court of Appeals of Federal Administrative Litigation (CNACAF, for its acronym in Spanish), under the file number 14633/2021. On 08/10/2023, the Court considered the notice sent to the Argentine Government’s legal counsel. On 02/20/2024, the Court resolved to revoke the appealed resolution, declaring the sanctioning action extinguished for having infringed the guarantee of reasonable period and due process, with costs to the defeated party. On 03/06/2024 the CNV brought an Extraordinary Federal Appeal, which was answered on 07/04/2024 requesting its dismissal and answering the grievances in subsidy. On 09/05/2024, the Courtroom II of the Federal Civil and Commercial Court decided to deny the extraordinary appeal filed. On 09/12/2024, the CNV filed a complaint appeal against the denial of the Extraordinary Federal Appeal. The file is currently in Judicial Secretariat No. 1 of the Federal Supreme Court of Justice.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as ALyC - Integral at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as ALyC - Integral (UIF Resolution No. 229/2011, as amended), Penalty amount: 50 (not restated).

Proceeding filed against: Banco Macro SA and 23 members of the Management Body during the period that is the subject matter of these summary proceedings.

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it resolved the lack of responsibility of three of the Directors, and also imposed fines to the rest liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory auditors filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. The file was submitted to Courtroom V of CNACAF. On 05/11/2021, such Courtroom issued a sentence dismissing the direct appeal filed by Banco Macro SA and against that, on 05/26/2021, this Bank filed an Extraordinary Federal Appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary Appeal, submitting the file to the CSJN on 02/03/2022. On 04/23/2024, the CSJN declared the appeal inadmissible, so the Bank does no longer has the elements to attempt to reduce the fines imposed by the UIF, and the aforementioned penalty is confirmed.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged noncompliance with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Status: On 10/02/2019, Banco Macro SA and the individuals subject to summary proceedings were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social, preventive and mandatory lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of one of the Directors was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No. 100889/15 – Banco Macro SA, Financial Summary Proceeding No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceeding; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to this summary proceeding. On 08/18/2021, it was resolved to set the case for the production of evidence. On 05/05/2022 the probationary period was closed and the actions were put to pledge, and on 07/13/2022 it moved to the stage of preparation of the final report. On 08/30/2024 the Legal Matters Management issued a verdict analyzing the legality of the proceedings, emphasizing the lack of a quorum in the Advisory Council, which allows the President of the UIF to make decisions without its intervention. It was concluded that, despite material errors corrected, there are no legal objections to continue with the administrative procedure, emphasizing the importance of the UIF in the prevention of financial crimes. On 09/17/2024, the UIF resolved to reject the Bank's defenses and impose a fine for a total amount of 400 on Banco Macro SA and a fine for a total amount of 400 on several of its directors for noncompliance with the regulations for the anti-money laundering and terrorist financing. On 10/30/2024, a direct appeal was filed before the CNACF against Resolution No. RESAP-2024-13-APN-UIF#MJ, which is being processed before Chamber I of the aforementioned Court of Appeals, under the file “BANCO MACRO SA Y OTROS c/ UIF (EX 379/15 - RESOL 13/24) s/CODIGO PENAL - LEY 25246 - DTO 290/07 ART 25” (File No. 18631/2024). On 12/17/2024, the Court served notice on the Prosecutor. As of the date of issuance of these consolidated Financial Statements, the file is in the Prosecutor's Office, pending the issuance of the corresponding Fiscal Verdict.

Although the penalties described above do not involve material amounts, as of the date of issuance of these consolidated Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned judicial proceedings.

40.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 12/31/2024		12/31/2024	12/31/2023
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	417,675,451	714,760,748
Non-subordinated – Class E	USD	17,000,000	(2)	USD	17,000,000		27,122,915
Non-subordinated – Class F	USD	53,000,000	(3)	USD	53,000,000		90,199,407
Non-subordinated – Series XXXII		1,000,000	(4)		1,000,000	14,789,758	10,862,089
Total						432,465,209	842,945,159

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General Regular and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.75% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

As of the date of issuance of these consolidated Financial Statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 2, 2022, under the abovementioned Global Program, the Bank issued Class E non-subordinated simple corporate bonds not convertible into shares, for a face value of USD 17,000,000 at a fixed rate of 1.45%, fully amortizable upon maturity (May 2, 2024), under the terms and conditions set forth in the price supplement dated April 21, 2022. Interest is paid quarterly on August 2, 2022, November 2, 2022, February 2, 2023, May 2, 2023, August 2, 2023, November 2, 2023, February 2, 2024, and May 2, 2024.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class E Corporate Bonds in full, not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to make the redemption from the date of issuance and settlement through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to make the redemption within the term starting 9 months after the date of issuance and settlement until the Class E maturity date, in all cases, along with the additional amount and accrued and unpaid interest, excluding the redemption date.

On May 2, 2024, the whole issuance of this series and the interest service corresponding to the period between February 2, 2024, date included, and May 2, 2024 were paid off.

(3)	On October 31, 2023, under the abovementioned Global Program, the Bank issued Class F corporate bonds for a face value of USD 53,000,000 (fifty-three million US dollars) at a fixed rate of 5%, fully amortizable upon maturity (October 31, 2024), under the terms and conditions set forth in the price supplement dated October 24, 2023. Interest is paid semiannually on April 30, 2024, and at the expiration date.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class F corporate bonds in full, but not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to redeem the bonds between the date of issuance and settlement date through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to redeem them within the term starting 9 months after the date of issuance and settlement through Class F corporate bonds maturity date; in any case, along with the additional amounts and accrued and unpaid interest, excluding the redemption date.

(4)	On February 29, 2008, the shareholders’ meeting of former Banco BMA SAU, now merged with Banco Macro SA, approved the presentation of a program for the issuance and placement of corporate bonds for USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the Board of Directors of the CNV authorized through resolution No. 15869 the entry of Banco Itaú Argentina SA into public offering regime through the issuance of corporate bonds for up to an amount of USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the CNV approved the Program Prospectus.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

On March 9, 2013, the shareholders’ meeting of former Banco BMA SAU resolved to extend the amount of the Corporate Bonds Program up to USD 350,000,000 or its equivalent in other currencies. On May 23, 2018, the CNV approved through resolution No. 19527 the increase in the amount and the extension of the Program.

On March 14, 2022, under the abovementioned Program, former Banco BMA SAU issued non-subordinated corporate bonds Series XXXII at a fixed rate of 2.78% plus UVA adjustment, fully amortizable upon maturity (August 18, 2025). Interest is paid quarterly, in arrears.

41.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of December 31, 2024 and 2023, is as follows:

Composition	12/31/2024	12/31/2023
Custody of government and private securities and other assets held by third parties	10,752,005,153	7,594,052,499
Preferred and other collaterals received from customers (1)	1,881,347,218	1,752,794,952
Checks already deposited and pending clearance	253,128,917	237,394,262
Outstanding checks not yet paid	181,059,707	172,261,267

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

42.	TAX AND OTHER CLAIMS

42.1	Tax claims

The former AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	Former AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The former AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021, On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

On 09/02/2024, the National Tax Court issued a sentence against the Bank’s interests, with costs at its expense. On 09/16/2024, a limited review and appeal request was filed before the Federal Administrative Contentious Court, which was initiated on 09/23/2024 and is pending elevation and, therefore, resolution. As a consequence of the above, on 09/23/2024 the Bank promoted an autonomous cautionary action, requesting the intervening Judge to order the former AFIP to suspend the coercive claim until the final resolution of the substantive issue, currently with a pending appeal request before the Court. The aforementioned cautionary action is being processed before the Federal Administrative Contentious Court No. 12, under file No. 16201/2024.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The Bank’s Management and its tax advisors and legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated Financial Statements.

42.2	Other claims

The Bank registered actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those already disclosed in these consolidated Financial Statements.

43.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings. As a consequence, the following shareholders’ meeting will apply 62,524,569 from Unappropriated retained earnings to increase the legal retained earnings.

b)	Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the shareholders’ meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Entities of the BCRA approved it.

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of December 31, 2024 was 145,134,700 (nominal value: 3,475,669).

Additionally, as of December 31, 2024, the adjustments to be made on unappropriated retained earnings of Banco Macro SA are as follows:

•	Other comprehensive income 10,265,182.

•	Positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost for 155.362.361.

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1 (COn1) ordinary capital, net of deductible items (CDCOn1).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

According to Communiqué “A” 7984, the BCRA established that up to December 31, 2024, financial institutions which have the prior BCRA’s authorization will be allowed to distribute earnings up to 60% of the amount that would have corresponded in six equal, monthly and consecutive installments. Moreover, the BCRA established that the calculation of the items to determine the distributable earnings, as well as the amount of the installments, must be stated in constant currency as of the date of the meeting and the date of payment of each installment, as applicable. Subsequently, through Communiqué “A” 7997, the BCRA established that financial institutions that resolve or have resolved to distribute earnings within the framework of what is expected by the Communiqué "A” 7984, will be allowed to distribute earnings in three equal, monthly and consecutive installments up to the related amount in accordance with the abovementioned Communiqué. Such Communiqué also established that financial institutions must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to CNV General Resolution No. 622, the shareholders’ meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

Moreover, as it is mentioned in Note 33, the Regular Shareholders’ Meeting of Banco Macro SA held on April 12, 2024 decided to applied the unappropriated retained earnings for an amount of 587,913,905 (not restated) as follows (the abovementioned figures are stated in constant currency as of December 31, 2023):

a)	117,460,821 to the Legal Reserve;

b)	1,737,776 to the Personal Asset Tax on Business Companies; and

c)	468,715,308 to the Facultative Reserve for Future Distribution of Earnings.

In addition, the shareholders decided to partially apply the Facultative Reserve for Future Distribution of Earnings, in order to allocate up to the amount of 294,130,168 (the abovementioned figures are stated in constant currency as of December 31, 2023) to the payment of a cash dividend and/or dividend in kind subject to prior authorization from the BCRA. On May 6, 2024, the BCRA authorized this earnings distribution. See also Note 33.

44.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As a financial institution, the activities of Banco Macro SA are governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA. Moreover, the Bank adheres to the good banking practices included in the Financial Entities Corporate Governance Guidelines, as supplemented of the BCRA.

The Bank publicly trades its shares on the Buenos Aires Stock Exchange (BCBA, for its acronym in Spanish) and, thus, it is subject to the regulations issued by the CNV.

Through General Resolution No. 797/19, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV annually requires the issuance of a report in which financial institutions have to explain how the recommendations are implemented or to explain the reasons why it decided not to adopt the good practices described in such resolution. The Bank annually publishes a document called Corporate Governance Explanatory Report together with the Annual Report to the Shareholders for the fiscal year, required by regulations, which is available on the Bank’s website and on that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial entities and financial intermediaries”.

On the other hand, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The main guidelines under the BCRA standards contemplated in the revised text “Financial Entities Corporate Governance Guidelines”, as supplemented, are as follows.

•	Ownership structure

As of December 31, 2024, the Bank’s shareholders are:

Full name / corporate name	Participating Interest	Voting Interest
Fideicomiso de Garantía JHB BMA (1)	17.28	19.65
Carballo Delfín Jorge Ezequiel	19.27	20.87
ANSES FGS Law No. 26425	28.80	26.91
Grouped shareholders (Local stock exchanges)	11.81	11.23
Grouped shareholders (Foreign stock exchanges)	22.84	21.34

(1)	As of the date of issuance of these consolidated Financial Statements and due to the passing of Mr. Jorge Horacio Brito on November 20, 2020 and as a testamentary disposition, his shares were transferred to Fideicomiso de Garantía JHB BMA, which beneficiaries are his forced heirs.

•	Board of Directors and Senior Management

The Bank’s Board of Directors is currently made up of 11 regular directors and 3 alternate directors. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are selected and appointed by the Shareholders’ Meeting. Once elected, the BCRA must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI 2-Creation, Operation and Expansion –XV- Financial Entities Authorities.

Name	Position
Jorge Pablo Brito	Chairperson
Carlos Alberto Giovanelli	Vice chairperson
Nelson Damián Pozzoli	Director
Fabian Alejandro De Paul (1)	Director
Constanza Brito	Director
Sebastián Palla (1)	Director
Mario Luis Vicens (1)	Director
Delfín Federico Ezequiel Carballo	Director
Marcos Brito	Director
José Sanchez	Director
Hugo Raúl C Lazzarini (1) and (2)	Director
Juan Ignacio Catalano	Alternate director
Santiago Horacio Seeber	Alternate director
Guido Agustín Gallino (1) and (2)	Alternate director

(1)	Independent director.

(2)	Designated by ANSES-FGS proposal.

Directors should be morally suitable, experienced and knowledgeable in the banking business and meet the requirements established in the effective regulations, issued by the BCRA. Compliance with these requirements is assessed when the shareholders’ meeting appoints the directors and on a regular basis during their term of office.

At present, five Directors are independent, pursuant to the provisions of the CNV rules and regulations and the provisions of the Financial Entities Corporate Governance Guidelines issued by the BCRA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Senior Management is directed by a General Manager appointed by the Board and also includes officers reporting directly to the general manager, forming the Senior Management, as well as officers of four staff areas reporting directly to the Board. Members are detailed below:

Name	Position
Gerardo Adrian Álvarez	Operations and Compliance Human resources and administration manager
Ana María Magdalena Marcet	Credit risk manager
Juan Domingo Mazzón	Government and Management control manager
Ernesto Eduardo Medina	Systems and Technology manager
Brian Anthony	Commercial banking transformation manager
Francisco Muro	Distribution and sales manager
Jorge Francisco Scarinci	CFO
Agustín Devoto	Investment banking manager
Adrián Mariano Scosceria	Corporate banking manager

•	Committees

The corporate by-laws state that the Board of Directors may establish the Committees that it deems appropriate for the business of the Bank, as well as appoint their members. The Bank currently features the following Committees:

Committee	Functions
CNV Audit / SEC	They are established in Capital Markets Law, as supplemented.
Internal Audit	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.
Risk Management	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.
Assets and Liabilities	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.
Technology Governance and Information Security Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Credit	Approving credit transactions based on credit capacity.
Legal Recovery	Engaged in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions.
Personnel Incentives	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance	Ensuring the Bank has the proper means to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Designations	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.
Anti-money Laundering of assets and terrorism financing	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.
Financial Services User Protection	The duties of this Committee include those related to ensure the existence and maintenance of a financial services user protection process and a customer service system.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

•	Code of ethics

The Bank has established a Code of Ethics for directors and senior management, expecting that their members act according to the highest standards of personal and professional integrity in all aspects of their activities; to comply with the applicable law, to discourage reproachable behaviors and to comply with the Bank’s Code of Conduct and other policies and procedures governing employee conduct. This Code of ethics is supplemental to the Bank’s Code of Conduct.

•	Code of Conduct

The Bank promotes a work environment where responsibility, execution, commitment, results, loyalty, honesty, good communication and teamwork are encouraged.

The goal is to base daily relationships on mutual respect, trust and cordial and simple behavior between coworkers and bosses as well as with suppliers and customers, developing all the activities with the highest ethical working and personal principles.

In that direction, the Code of Conduct is intended to establish the principles and values that all Bank members must comply with. The trust provided by shareholders, customers and the general public depends to a large extent on compliance with these principles.

Likewise, the Bank has a specific Code of Conduct for stock market practices as a framework that helps unify standards of conduct at Banco Macro SA and the Group's subsidiaries, in order to strengthen integrity and transparency in the Bank's and its subsidiaries' stock market operations.

•	Ethical line

According to ethical behavior standards, an Ethical line or a report channel was implemented for the Bank and its subsidiaries, which is managed by an external third party, ensuring compliance with anonymity and confidentiality principles.

Reports are received by the Ethical and Compliance Committee, which becomes aware of them, as well as the resolution of cases, following the protocols.

Branches

As of the date of issuance of these consolidated Financial Statements, the Bank has 519 branches throughout the entire country.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in Note 3 to these consolidated Financial Statements.

Business lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 1 and 36 to these consolidated Financial Statements, respectively.

•	Incentive practices

The Bank adopts a compensation policy that comprises fixed and variable compensation; the latter is granted within the framework of an objective and competency assessment process.

The variable compensation program, in the context of the compensation policy, is consistent with the Bank’s mission, values, organization, objectives, long-term business sustainability, strategy, control environment and the prudent assumption of risk. It is aimed at recognizing the extraordinary performance displayed by employees according to:

✓	Their contribution to the results reached.

✓	Their management in keeping with the Bank’s mission and values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

In addition, the Bank has a Clawback Policy in accordance with the provisions of Section 303A.14 of the Listed Companies Manual of the New York Stock Exchange (NYSE), which was required by Rule 10D-1 of the Securities Exchange Act of 1934. The rule is applicable to any executive officer of the group and applies only in the event that the Bank or its subsidiaries required accounting restatement to correct a material error in the Financial Statements previously issued.

The key variables in determining compensation are:

✓	The level of responsibility and complexity of the position.

✓	The person’s competencies and potential.

✓	The person’s performance and outcomes.

✓	The position with respect to the benchmark market.

✓	The results reached by the Bank.

The Incentives Committee is in charge of ensuring the financial incentives for personnel system are consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks.

The Bank aims at compensating personnel ensuring performance recognition, internal equity, competitiveness, productivity, efficiency and added value.

•	Role of financial agent

The Bank acts as financial agent in the Provinces of Misiones, Salta, Jujuy and Tucumán and the Municipalities of San Miguel de Tucumán and Yerba Buena.

•	Corporate Sustainability Policy

The Bank is aware of its responsibility towards the surrounding communities. The Corporate Sustainability area promotes this development by fostering and implementing policies and actions that exert a positive social, environmental and economic impact.

Thus, it engages in constant dialogue with the different areas and stakeholders with the ultimate goal of creating social value and drafting policies aimed at promoting a fair, supporting and equal world.

These sustainability values are disclosed in the Comprehensive Report as a major milestone to align the financial information (in documents such as the Letter to the Shareholders and Financial Statements) and ensure their integration and consistency with corporate sustainability.

•	Anticorruption policy

Pursuant to Law No. 27401 (Law on Corporate Criminal Liability), the Board establishes that officers and employees of the Bank and its subsidiaries shall not offer to pay, pay or authorize the payment of money or anything of value to (public) officers to obtain or keep a business. It also extends these guidelines to the private sphere. These principles are contained in the Code of Ethics for directors and senior managers, and the Code of Conduct for all employees. Besides, the Bank has a Code of Conduct for suppliers.

The laws of other jurisdictions with similar prohibitions apply, especially the Foreign Corrupt Practices Act (FCPA), because Banco Macro SA is a foreign company that lists its shares in the NYSE and is subject to SEC control and oversight.

The Group companies that wish to perform any transaction involving any public administration officer, public agency or public company, either Argentine or foreign, shall communicate this event in advance to the Board through the General Manager and inform, before the transaction is conducted, the agents or intermediaries that may be involved in the transaction. The Bank also has a manual with guidelines for interacting with public officers.

This communication duty is not mandatory for the transactions derived from agreements with provincial financial agents (except for the subscription of framework agreements), ordinary bank transactions (for example, payroll processing) and the transactions that do not pose any major risk due to the minimum amounts involved.

Although these anticorruption policies are aimed at transactions within the public sector, they also apply to transactions between private parties, as specifically set forth in the Code of Ethic and the Code of Conduct.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The Bank has in place an Anticorruption Policy and an Integrity Program. The Ethics and Compliance Committee will be responsible for its adoption, follow-up and period reporting to the Board.

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro SA complies with the provisions and reporting requirements established in Financial and Foreign Exchange Entities Law No. 21526 and the regulations issued by the regulatory agency (BCRA).

As established by law (Argentine Business Company Law No. 19550), specific applicable regulations (Capital Markets Law, as supplemented), professional accounting standards (Technical Resolution No. 21), IAS 24 and best practice recommendations, the Bank reports on the transactions with related parties in notes to the Financial Statements. Such transactions are carried out under usual market conditions. See also Note 16 to these consolidated and separate Financial Statements.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent businessman. Directors are jointly and severally liable to the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

The loyalty duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interests.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest such director may have in a transaction proposal and should refrain from voting on the matter.

•	Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) and additionally, some guidelines are disclosed in other notes and exhibits to these consolidated Financial Statements. Moreover, the Bank’s public information is disclosed on the websites of the BCRA (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

In addition, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the BCRA for such information regime, in accordance with the criteria of the Basel Banking Supervision Committee, which is available at the Bank’s website.

Integral Risk management

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of an Integral Risk Management Committee. The Bank has appointed a Risk Manager who reports directly to the Board of Directors.

Its duties include ensuring that an independent risk management be established, establishing policies, procedures and measurement methodologies and report systems which allow the identification, measurement and monitoring of the risk under its charge and also the duties of each organizational level in the process.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for developing stress tests.

The system supplements the policies and procedures specific to each risk (Financial, Credit, Operational, Counterparty Credit, Country Risk, Securitization, Reputational, Compliance, Strategic Risks, among others).

In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy as approved by the Board of Directors, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the General Manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Risk Management

The Integral Risk Management area is in charge of the Financial Risk and Operating and Technology Risk areas.

The main procedures carried out by the Risk Management Department are:

•	Stress tests

The process of stress test includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

•	Economic Capital Calculation

The Integral Risk Management Department estimates the economic capital for each one of the individual risks (Market, Liquidity, Interest Rate, Credit, Counterparty Credit, Concentration, Operational, Securitization, Strategic and Reputational) determined for the Bank on a consolidated basis with its subsidiaries with the same scope as the regulation. The methods used to deal with subsidiaries are exactly the same.

The economic capital sufficiency evaluation process is an integral part of the corporate governance and risk management culture of the entities.

Quantified economic capital was implemented as a formal procedure, and is a tool used in the day-to-day management of risks.

The methods used to measure the economic capital of each risk were documented and approved by the Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The results must serve to support decision-making, including strategic decisions adopted by the Board and the Senior Management. In this way they may:

-	Estimate the level and trend of the relevant risks and the effects thereof on capital needs.

-	Evaluate the reasonability of the basic assumptions used in the capital measuring system and the sensitivity of the results to changes in those assumptions.

-	Determine whether the Bank has sufficient regulatory capital to cover the different risks and if it meets the capital sufficiency goals required.

-	Consider its future capital requirements based on the risk profile and, according thereto, introduce the necessary adjustments into the strategic plan.

The essential elements of the capital evaluation include:

-	Policies and proceedings ensuring the risk management process.

-	A process connecting economic capital with risk level.

-	A process establishing capital sufficiency goals based on the risks, taking into account the strategic approach and the business plan.

-	An internal control process, in order to secure a comprehensive risk management.

Excessive risk concentration:

To avoid excessive risk concentrations, the Bank’s policies and procedures include specific guidelines to focus on keeping a diversified portfolio. The identified credit risk concentrations are controlled and managed accordingly. The selective coverage is used at the Bank to manage risk concentrations both in terms of relationships and industry.

In addition, note that the Bank meets the provisions established by the BCRA as regards maximum assistance limits to given groups of debtors, in order to atomize the portfolio, reducing credit risk concentration.

The main types of risks that the Bank is exposed to are those related to credit risk, liquidity risk, market risk, interest rate risk, foreign currency exchange rate risk, and operational risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Minimum capital requirements:

The table below shows the minimum capital requirements measured on a consolidated basis, effective for the monthly position of December 2024, together with the integration thereof (computable equity) as of the end of such month:

Item	12/31/2024
Minimum capital requirements	936,239,064
Computable equity	3,719,904,297
Capital surplus	2,783,665,233

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

44.1	Credit Risk

Credit risk is the risk that the Bank incurs a loss because its customers or counterparties fail to discharge their contractual obligations.

The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept and by establishing indicators for monitoring.

The Board approves the credit and risk assessment policy to provide a framework to generate businesses to achieve a proper relationship between the risk assumed and profitability. The Bank has procedure manuals detailing the related guidelines, compliance with effective regulations and limits set. The goals are:

•	Achieving an adequate portfolio segmentation per type of customer and economic sector.

•	Enhancing the use of tools to analyze and assess risk that best adjust to the customer’s profile.

•	Establishing consistent guidelines to grant loans following conservative parameters based on the customer’s solvency, cash flows and profitability in the case of companies, and revenues and equity in the case of individuals.

•	Establishing limits to individual powers to grant credits according to their amount, tending to the existence of specific committees, which, according to their scope of influence, will define the levels of assistance.

•	Enhancing the quality of the risk assumed, with proper guarantees according to the term of the loan and the level of risk involved.

•	Monitoring on an ongoing basis the loan portfolio and customer level of compliance.

Credit risk management involves the existence of a structure with the characteristics needed to attain the organizational goals during the stages of the credit cycle: admission, follow-up, monitoring and recovery.

The risk assessment process is differentiated based on whether customers belong to Corporate Banking or Retail Banking.

To assess Corporate Banking customers, the Bank has different methods involving different responsibility levels that become increasingly complex according to the size of the transactions in terms of assistance types and amounts, weighed by terms and hedges with guarantees.

For the authorization of assistance involving small amounts, self-liquidating collaterals or temporary assistance, the Bank grants special credit powers, on a personal basis, to higher-ranking officials based on their knowledge, experience and training. At any rate, the use of these powers is associated with the outcome of an objective assessment, avoiding any discretion in the credit approvals.

To grant predefined products and restricted amounts to the Small Companies and Agro segments, the Bank has standardized assessment systems that are used on a decentralized manner and include origination scoring and screening methods to admit and assign limits, based on the customers’ economic, financial and equity information. There is also a centralized massive qualification periodic process that Credit Risk Management makes available to branches on a continuous basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

When transactions in amount the instances of authorization by delegated powers or through the decentralized risk analysis, ratings are approved in the Credit Committees. The powers vested on the different decision-making bodies are continuously reviewed to adjust them to the Bank’s volume of transactions and thus improve credit rating.

The risk analysis of assistance addressed in the Credit Committees is carried out at the Corporate Risk Management Department by specialized risk analysts that prepare separate risk reports per customer or group of companies, which are provided to Committee members to support the credit decisions made.

Risk reports include, at least, information regarding the use of loans and their source of repayment, the debtor’s historical and current behavior and the group of companies to which it belongs; the debtor’s repayment capacity based on cash flows; the guarantees that will cover the transactions, the ownership status, the enforcement possibilities and their sensibility to the changes in the economy; the market in which the debtor operates and the debtor’s position, and the debtor’s equity, economic and financial position and possibility of accessing loans.

The Committees’ resolutions include the terms and conditions applicable to the assistance in terms of the amount, currency, terms, guarantees and follow-up provisions, among others. The decisions are based on the debtor’s cash flows and payment capacity and only to a secondary extent on debtor’s equity and risk mitigating factors.

Credit risk assessment for Retail Banking customers, is governed by specific policies that consider customers’ inclusion in one of the following segments:

•	Salary Plan customers (Public and Private) and retirees whose their retirements and pensions are deposited in the Bank.

•	Open Market customers.

To speed up origination circuits, the Credit Risk Management has widened the use of scoring methods, which impose a minimum limit for the customer to be admitted for credit purposes, considering an acceptable delinquency level.

Consumer portfolio qualifications are available on a permanent basis to branches in the system called Customer Relationship Management (CRM) and to customers through digital channels, which allows operating within the limits and conditions approved by the Credit Risk Management on a centralized basis. This modality restricts the operating risks that are inherent to the assessment.

For new non-prequalified customers, the originator or the client itself enters the requested transactions in the risk assessment system related to the customer segment, which approves or rejects the transaction; if approved, maximum assistance amounts by product are provided. Assessment systems are mainly based on an admission and certain maximum indebtedness rules and installment/income ratio. The assessment systems are based mainly on a qualification score and certain maximum indebtedness and installment/income relationship rules.

There are specific rules regarding the debtor’s file integration to duly document the data entered into the assessment systems. Credit risk officers also define a credit power system based on the margins to be approved and, if applicable, the exceptions admitted.

The assessment process and its relationship with the loan settlement process, is fully automated: all customers must have a CRM-approved (individual or massive) assessment, an essential requirement to be granted a credit product. In addition, as part of the assessment process, the exception flow and the control of credit powers are also automated. These actions managed to reduce operating risks and allowed tracing transactions and their approval levels.

The Bank adopts processes to detect interrelated debtor groups with correlated risk (group of companies) and to group risk exposures with the same debtor or counterparty in different lines of credit.

Before the transactions are settled, a series of controls are implemented to reduce related credit and operating risks and classify transactions within the technical relationships regulatory framework.

The Bank implements a formal, robust and well-defined process to manage nonperforming loans. These procedures are differentiated based on the type of portfolio and delinquency status.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

To mitigate credit risk, guarantees are requested on agreed financing. A particular area of the Credit Risk Management Department manages all guarantees received by the Bank and assesses and updates regularly the appraisal value and effective term to monitor the quality of risk mitigators.

Debtor classification according to the BCRA:

As a general regulatory policy for classifying debtors, the Bank follows BCRA related regulations, which provide grouping levels in decreasing order of quality, in direct relation to the customer’s uncollectibility risk.

Classification guidelines also vary depending on whether they are commercial loans or consumer or housing loans.

The basic criterion to classify the commercial portfolio is the future payment capacity of the commitment assumed. The Bank reviews the classification of customers included in this portfolio according to the minimum regularity established by the BCRA, which provides as general rule an annual review of such classification, growing to a semiannual or quarterly frequency based on the increasing order of the debt.

According to their risk of default, the commercial portfolio is classified as follows:

1-Performing

2-a) In a watch list

2-b) Under negotiation or with refinancing agreements

2-c) Under special treatment

3-Nonperformign

4-With high insolvency risk

5-Irrecoverable

To classify the customers of the consumer portfolio and the commercial portfolio with payables of up to 1,198,966, for which the BCRA authorizes the Bank to follow a simplified method comparable to a consumer loan portfolio, the BCRA defines classification levels according to the days of arrears recorded at the end of the month.

1-Performing: Up to 31 days

2-Low risk: Up to 90 days

3-Medium risk: Up to 180 days

4-High risk: Up to 1 year

5-Irrecoverable: Over 1 year

Credit risk allowances of the loan portfolio

As from 2020, the Bank’s policy concerning credit risk allowances is based on the calculation of ECL based on analytical models (statistical models related to loan portfolio management) pursuant to IFRS 9. According to the guidelines in section 5.5. on Impairment (including the principles and methods to recognize ECL due to significant increases in credit risk and the subsequent impairment of financial assets for ECL), the Bank recognizes the impairment of its financial assets.

The criterion to assess whether an instrument is impaired will depend on the type of analysis to which customers are exposed: to estimate ECL on a collective basis, disclosures are grouped based on customer segments showing similar risk characteristics that are relevant for their analysis, while the purpose of the individual assessment is the ECL estimate for customers with significant risk or customers which require a specific treatment, or do not have consistent characteristics with other portfolio segments for which the statistic information is insufficient to predict future behavior.

Under no circumstance could allowances calculated according to IFRS 9 be lower than the minimum allowances established by the BCRA in the revised text of minimum loan loss reserves. If they were lower, the difference should not be booked as loan losses in the Financial Statements, but rather as a deduction of computable equity under BCRA regulations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The following chart shows the composition of loan loss allowances according to the type of financial instrument as of December 31, 2024, and 2023:

Composition	12/31/2024	12/31/2023
Loans and other financing	123,335,912	116,825,353
Loans commitment	7,865,203	4,588,756
Other financial assets	279,916	1,296,294
Other debt securities at amortized cost	5,816	26,154
Total	131,486,847	122,736,557

The Credit Risk Management manages credit risk, which consists of identifying, assessing, following up, controlling and mitigating this risk across credit cycle stages.

The design and development of ECL Models is the responsibility of the Credit Risk Management Office. It reports to the Credit Risk Management, which is also in charge of designing and calculating rating and scoring models to quantify credit risk and the measures to calculate PD, EAD and LGD, as well as other models to calculate the impact of the prospective view. Wholesale Risk Management also participates in this task.

The Credit and Collections Management, through the Credit Review area, analyze the entire portfolio under individual assessment and classifies customers in different credit risk stages. Together with the Wholesale Risk Management and Credit Recovery Management Departments (that contribute their view from a standpoint of risk assessment and recovery management), they calculate ECL for corporate customers in stage 2 and stage 3.

The definitions and assessment of ECL are regularly presented to the Risk Management Committee, which approves the model methodologies, adjustments and validation.

44.1.1	Assessment of credit risk impairment

Definitions of significant increase in risk (SICR), impairment and default

The Bank recognizes the impairment of its financial assets according to point 5.5. of IFRS 9. To such end, the Bank calculates the ECL of financial instruments over a three stage risk model based on the changes in credit quality detected since the initial recognition, as summarized below:

•	Stage 1: includes financial instruments which credit risks have not increased significantly since initial recognition;

•	Stage 2: includes financial instruments which significantly SICR but it is not yet considered credit-impaired, and

•	Stage 3: comprises credit-impaired financial instruments.

The Bank measures ECL according to the following definitions:

•	For financial instruments included in Stage 1, the Bank measures ECL as the portion of lifetime ECL that result from potential default events within the next 12 months.

•	For financial instruments included in Stages 2 and 3, the Bank measures lifetime ECL.

•	To calculate ECL, prospective information is considered according to IFRS 9.

Default:

The default status is defined according to the type of portfolio and segment, and thus, the impairment model is applied in accordance with the risk of each transaction. The default status is defined as follows:

•	For the Commercial Portfolio: there is a “Default” if the customer, based on an individual analysis, has been classified in Stage 3, as described in “Customers analyzed on an individual basis”.

•	For the Medium-sized and large companies and Corporate segments of the Commercial Portfolio Comparable to Consumer: there is a “Default” if the customer has a transaction that is more than 90 days past due or if a refinancing loan has been granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

•	For the Consumer Portfolio or the Commercial Portfolio Comparable to Consumer (excluding Medium-sized and large companies and Corporate segments): there is a “Default” if the transaction is more than 90 days past due or if a refinancing loan has been granted in relation to the product assessed in the performance period.

Customers analyzed on a collective basis:

For the group of transactions in the Consumer portfolio and the Commercial Portfolio Comparable to Consumer, which is deemed a collective analysis portfolio, the Bank defined the application of the following delinquency criteria under IFRS 9:

•	Stage 2: it involves the transactions that are more than 30 days past due, refinanced transactions that are more than 90 days past due, and those with PD differences between the time of transaction observation and origination and implying a SICR in absolute and relative terms.

•	Stage 3: transactions that are more than 90 days past due.

Thus, summing up, the criterion used by the Bank to define the different transaction staging rules, according to its reporting structure, depend on the following characteristics:

•	Type of product

•	Portfolio

•	Segment

•	Delinquency

•	Refinancing

•	SICR under qualitative criterion

ECL calculation:

The ECL is calculated using the following formula, the parameters of which are described below:

ECL = PD x EAD x LGD

Probability of default (PD)

The PD represents the probability of not paying for a transaction within a given term.

To calculate expected losses, the Bank considers the creation of two types of probabilities of default:

•	PD at 12 months (Point in Time – PIT): this is the estimated probability of occurrence of a default in the next 12 months of life of the instrument after the analysis date. The Bank uses this criterion for the transactions with no SICR.

•	PD Lifetime: this is the estimated probability of occurrence of a default throughout the remaining life of an instrument, i.e. the PD referring to the maximum contractual term during which the entity is exposed to the credit risk. The Bank applies this criterion to transactions with SICR (Stage 2), as established in IFRS 9.

The PDs are assessed per customer in individual analyses and per product in the case of customers analyzed collectively.

The PDs are amended by the macroeconomic models applied for the prospective vision.

The proposals to implement PD models are submitted for approval to the Risk Management Committee. The methods, variables, development population, observation windows and results that support the preparation of these models are tested and adjusted at least once a year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The following table discloses the risk levels score and rating arising from the Bank’s models:

	12/31/2024		12/31/2023
Category	Weighted PD	% Gross carrying amount	Weighted PD	% Gross carrying amount
Performing	1.53%	96.83%	1.13%	96.32%
High grade	0.68%	85.76%	0.66%	88.70%
Standard grade	4.56%	6.06%	4.06%	4.53%
Sub-standard grade	12.19%	5.01%	10.39%	3.09%
Past due but not impaired	34.61%	2.05%	46.56%	2.62%
Impaired	100.00%	1.12%	100.00%	1.06%
Total		100.00		100.00

Exposure at default (EAD)

The EAD represents the exposure of a financial instrument on the date of the analysis, i.e. the level to which the Bank is exposed to credit risk in the event of a potential default by the counterparty.

To calculate the EAD, segmentation is performed at product level, according to the following differentiation:

•	Products with no exposure certainty: in the case of revolving products (credit cards and saving accounts) in stages 1 and 2, in order to calculate the EAD, it is necessary to estimate a credit conversion factor (CCF). For these transactions, the CCF represents the average percentage of exposure increase that may be observed in a contract from measurement to default. For these products, in stage 3, no additional increase is considered in the exposure.

•	Products with exposure certainty: in these types of products (generally amortizable loans), future exposure is known because the counterparty cannot increase its exposure beyond what was agreed upon in the contractual schedule. Therefore, the CCF does not apply to these products, and the EAD varies at each moment in time by reflecting the amortization of the loan balance due.

Loss given default (LGD)

LGD is the estimated loss in the case of default. It is based on the difference between all contractual cash flows and the cash flows expected by the lender (i.e., all cash shortfalls), considering the proceeds from the realization of collateral.

It is the supplement to the unit of the recovery rate; that is, the proportion not collected by the Bank with respect to the EAD. Consequently, the amount at default is compared with the present value of the amounts recovered after the date of default.

LGD varies based on the type of counterparty, aging, type of claim and the existence of guarantees securing credits. It is expressed as a percentage of the loss for EAD.

Just as the PDs, to assess the LGD, a distinction is made per customer in individual analyses and per product in the case of customers analyzed collectively. The Bank bases its estimates on the historical information observed regarding the recoveries obtained on customers or default transactions, discounted at the effective interest rate of such agreements and measured upon default.

Once the recovery rates are obtained, this behavior is projected through the triangle method to estimate the periods with less maturity. Finally, the weighted average of the loss for each portfolio is determined.

The LGDs are also amended by the macroeconomic models applied for the prospective vision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Customers analyzed on an individual basis:

The Bank’s credit risk impairment assessment model is set to analyze individually all Corporate Portfolio customers, as defined by the BCRA, financial institutions, the public sector and government and private securities.

To make such an assessment, some objective data were defined to analyze whether there is a SICR and to determine whether it should be reclassified to stage 2 or to stage 3 when a default is produced or expected, or whether they should remain in stage 1. Those events comprise mainly material delays in the main credit lines granted, the Bank’s legal action for the assistance granted, the petition for insolvency proceedings or bankruptcy, and past due loans with pending principal, among others.

All the customers subject to the individual analysis are examined on a monthly basis to define the stage, following different criteria for each one of them:

Stage 1: the customers whose individual assessment reflects the following characteristics are deemed included:

•	The financial instruments did not experience significant risk increases.

•	The customer’s cash flow analysis shows that it has the ability to meet all its obligations adequately.

•	It has a liquid financial position, with low level of indebtedness.

•	Cash flows are not subject to drastic changes in the event of major variations in the behavior of own and sector variables.

•	It regularly pays its obligations, even when it suffers minor and insignificant delays.

This stage also includes:

•	The customers previously included in stages 2 or 3 who are verified to have improved their credit risk indicators and meet the parameters defined for stage 1, through an individual analysis at the date of the study, as long as they have stayed a minimum period of 90 days in Stage 2.

Stage 2: this stage includes the customers that, based on the individual analysis of their payment capacity, have a SICR that is not sufficiently severe to set default as defined for stage 3.

Some elements considered upon defining the existence of a significant increase in credit risk are:

•	Profitability, liquidity and solvency indicators that tend to weaken, or some of the indications of impairment:

o	There is a significant increase in payables without a consistent rise in revenues.

o	There is a major decline in operating margins, or existence of operating loss.

o	There are adverse changes in the context that exert a negative effect on future financial flows.

o	There is a drastic decline in demand or negative changes in the business plans.

o	There are significant changes in the value of the guarantees received.

•	The arrears in payment to the Bank are due to current operating or extraordinary circumstances, and a prompt resolution is expected.

This stage also includes:

•	The customers that, having been included in stage 3, improved their credit risk indicators and are no longer at default, but which status prevents them from being reclassified to stage 1.

•	Refinanced customers that have paid at least 20% of the capital owed and also fulfill the rest of the indicators to be considered in Stage 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Stage 3: it includes the customers that, after an individual analysis, experience some of the following situations:

•	Significant delays in the main credit lines granted, with no agreement with the Bank.

•	Have been subject to complaints filed the Bank for the recovery of the assistance granted.

•	Filed for insolvency proceedings or went into bankruptcy

•	Refinance their payables systematically and have still not settled over 20% of the refinanced principal.

•	Cash flows analysis shows that it is highly unlikely that the customer may meet all its obligations in the agreed-upon conditions.

The Credit and Collections Department analyzes all the portfolio under this approach, with special emphasis on customers in stages 2 and 3 in the previous month and those showing objective data that could evidence the existence of a SICR. The study is supplemented with the macroeconomic context and other news in relation to the performance of customers. Its staging proposal is submitted to the consideration of Wholesale Risk Management and Credit Recovery Management Departments, which incorporate their own vision of the customer or the activity sector. The final assessment of the stage assigned to each customer is approved by the Credit Risk Management and is used as an input to estimate the ECL of the customers analyzed on an individual basis.

ECL calculation for customers included in an individual analysis:

Stage 1: the estimates of the customers classified in stage 1 arise from the parameters under expected credit loss models, whose characteristics are described in the previous sections on PD, EAD and LGD.

Stages 2 and 3: based on the evidence gathered upon the analysis, the Credit Risk Management –considering the level of progress of collection negotiations, as well as the evidence from a potential sale of collateral received or other credit improvements making up the contractual terms– prepares three potential recovery scenarios for each credit transaction of stage 2 and 3 customers, calculating the current value of expected flows for each scenario, which are weighted in view of their probability of occurrence. The expected loss of each transaction is the difference between the book payable of each transaction and the present weighted value of expected cash flows.

44.1.2	Prospective information used in ECL models

The calculation of ECL for risk impairment includes and is adjusted prospectively with respect to the portfolio behavior. To such end, the Bank examines the macroeconomics variables which have an impact on PD and LGD and designed 4 models for the case of PD: Retail, Agro, Pymes (for clients under collective analysis) and Corporate (for clients under individual analysis); and 2 models for the case of LGD: Consumer, and Commercial and Comparable to Consumer.

The main economic variables that impact on the expected losses used to calculate ECL for each economic scenario are changes in GDP, changes in interest rates, among others.

As established in IFRS 9, impact is calculated based on the different behavior scenarios of the variables; to such end, a 36-month estimate on the variables used for the models is requested from a well-known economic consulting firm. This estimate is prepared for three alternative macroeconomic scenarios, to which a likelihood of occurrence is assigned.

Finally, the Bank calculates ECL by applying the alternative scenarios on a weighted basis, which are updated at least on a quarterly basis in each calendar quarter.

The value of the macroeconomic variables used in calculating the forward-looking adjustment is restricted to econometric model calculations and the estimates of the independent consultant in relation to those variables. However, in line with the “Guidance on credit risk and accounting for expected credit losses” of the Basel Banking Supervision Committee, the Bank applies its own criterion based on experience in order to consider reasonable and sustainable prospective information in due manner (including macroeconomic factors) and, as applicable, to determine the proper level of value corrections.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The following table shows the estimated values for the main macroeconomic variables used in the models for each scenario (base case, alternative 1 and alternative 2), with the assigned probability of occurrence to each scenario:

Key Drivers	ECL Scenario	Assigned probabilities	2025	2026	2027
		%	%	%	%
	Base case	65	5.00	4.99	3.04
GDP growth %	Alternative 1	30	2.52	3.49	4.48
	Alternative 2	5	0.48	2.01	4.51

	Base case	65	68.25	42.00	28.00
Interest rates %	Alternative 1	30	64.75	54.25	35.00
	Alternative 2	5	92.75	64.75	49.00

44.1.3	Forward-looking allowances based on expert credit judgment

Adjustment for expectations of increased risk due to the change in economic policy

As of December 31, 2023, the Bank decided to record an allowance with expert criteria for 23,906,383, based on the estimation of the impact that a change in the economic regime proposed by the new authorities of the National Government, who took office on December 10, 2023, would have on the ECL. This provision was used throughout the 2024 fiscal year as the update of the prospective scenarios, the effective deterioration of certain receivables, and the recalibration of model parameters captured the deterioration expected at the end of the previous fiscal year.

44.1.4	Portfolio quality

The Bank discloses in Exhibit B “Classification of loans and other financing by situation and collateral received” in these consolidated Financial Statements, a breakdown of loans and other financing by classification levels and collateral received.

In addition, the table below shows the analysis by aging of performing loans in arrears (in days):

	12/31/2024
	Delinquent, performing (in days)
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.9%	0.1%	0.0%	0.0%	0.0%
Commercial loans comparable to consumer	99.8%	0.2%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%
Total	99.9%	0.1%	0.0%	0.0%	0.0%

	12/31/2023
	Delinquent, performing (in days)
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	100.0%	0.0%	0.0%	0.0%	0.0%
Commercial loans comparable to consumer	99.8%	0.2%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%
Total	99.9%	0.1%	0.0%	0.0%	0.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The following table shows the loans and other financing portfolio under credit risk by industry sector, classified by risk stage and identifying the expected loss calculated under individual or collective basis:

	1		2
	Collective	Individual	Collective	Individual	3	12/31/2024
Loans and other financing	4,193,694,008	1,493,279,244	156,267,208	15,149,753	66,625,209	5,925,015,422
Non-financial public sector	1,032,646	68,902,751	1,182			69,936,579
Other financial entities	352,214	61,972,570	837,346			63,162,130
Non-financial private sector	4,192,309,148	1,362,403,923	155,428,680	15,149,753	66,625,209	5,791,916,713
Individuals	2,294,693,299	58,257,442	82,734,914		35,760,357	2,471,446,012
Manufacturing industry	259,538,793	432,008,230	6,583,345	3,051,684	3,966,154	705,148,206
Agricultural and cattle industry	520,909,102	190,609,384	32,811,212		9,790,624	754,120,322
Services	532,362,555	97,999,619	16,633,596		8,776,339	655,772,109
Commercial activities	435,453,750	188,847,462	12,716,400	12,098,069	7,253,421	656,369,102
Exploration of mines and quarries	26,724,671	172,652,533	794,278		103,300	200,274,782
Financial intermediation	20,523,029	148,084,584	157,795		43,586	168,808,994
Construction activities	79,813,573	42,173,354	2,606,340		674,351	125,267,618
Electricity supply and gas	4,276,450	31,473,889	53,173		8,663	35,812,175
Public administration	16,811,277		326,342		248,366	17,385,985
Water supply and public sanitation	1,202,649	297,426	11,285		48	1,511,408

	1		2
	Collective	Individual	Collective	Individual	3	12/31/2023
Loans and other financing	2,986,182,196	886,073,325	140,030,545	54,043,019	43,538,327	4,109,867,412
Non-financial public sector	1,077,982	9,192,043	982		315	10,271,322
Other financial entities	8,864,913	12,874,997	10,971			21,750,881
Non-financial private sector	2,976,239,301	864,006,285	140,018,592	54,043,019	43,538,012	4,077,845,209
Individuals	1,341,542,428	67,752,159	57,233,105	7,791	19,362,581	1,485,898,064
Manufacturing Industry	199,094,673	215,121,610	12,987,061	15,044,703	910,812	443,158,859
Agricultural and cattle industry	464,392,695	158,063,407	22,398,712	7,813,461	13,268,950	665,937,225
Services	351,549,249	40,167,753	23,156,771		2,571,873	417,445,646
Commercial activities	419,316,160	169,993,661	15,399,958	4,535,775	4,707,198	613,952,752
Exploration of mines and quarries	56,792,906	63,335,329	994,139		1,595,310	122,717,684
Financial intermediation	44,365,631	98,211,771	678,305		119,025	143,374,732
Construction activities	53,177,301	43,717,259	6,497,183		916,238	104,307,981
Electricity supply and gas	33,443,021	7,643,336	227,702	26,641,289	7,193	67,962,541
Public administration	12,003,845		432,405		76,744	12,512,994
Water supply and public sanitation	561,392		13,251		2,088	576,731

44.1.5	Collateral and other credit improvements

•	Guarantees received for the entire portfolio

The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	5,925,015,422	9,239,133	251,840,134	197,696,554	123,569,899	5,835,392	1,230,433,637	1,818,614,749	4,106,400,673	123,335,912
Loans commitment	4,255,518,020	7,750,868		4,964,604	931	1,647,108	48,368,958	62,732,469	4,192,785,551	7,865,203
Other financial assets	502,259,375								502,259,375	279,916
Other debt Securities at amortized cost	7,643,207								7,643,207	5,816
Total	10,690,436,024	16,990,001	251,840,134	202,661,158	123,570,830	7,482,500	1,278,802,595	1,881,347,218	8,809,088,806	131,486,847

•	Guarantees received for the portfolio in Stage 3

The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2024.

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	66,625,209	170,608	1,495,077	5,176,685			9,799,643	16,642,013	49,983,196	48,547,165
Loans commitment	62,785								62,785
Total	66,687,994	170,608	1,495,077	5,176,685			9,799,643	16,642,013	50,045,981	48,547,165

•	Guarantees received for the entire portfolio

The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2023.

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	4,109,867,412	85,681,201	201,194,995	254,607,051	112,275,475	56,138,316	762,082,531	1,471,979,569	2,637,887,843	116,825,353
Loans commitment	3,583,843,086	29,783,307		5,100,238	16,219	15,113,238	207,682,141	257,695,143	3,326,147,943	4,588,756
Other financial assets	382,361,722						23,120,245	23,120,245	359,241,477	1,296,294
Other debt Securities at amortized cost	23,922,413								23,922,413	26,154
Total	8,099,994,633	115,464,508	201,194,995	259,707,289	112,291,694	71,251,554	992,884,917	1,752,794,957	6,347,199,676	122,736,557

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

•	Guarantees received for the portfolio in Stage 3

The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2023.

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	43,538,327		1,209	8,678,109	358,888	1,214,618	7,005,284	17,258,108	26,280,219	33,783,313
Total	43,538,327		1,209	8,678,109	358,888	1,214,618	7,005,284	17,258,108	26,280,219	33,783,313

Credit Risk

Different methodologies are used to calculate economic capital for Credit Risk, depending on the size of the credit exposure.

In those exposures considered significant, the economic capital is calculated through a Montecarlo Simulation Process and allocated using the Covariance Methodology.

The Montecarlo Simulation Process consists in generation of different losses scenarios. Each scenario represents a possible value of loss distribution. Calculating the difference between 99.9% percentile –unexpected loss– and the average value –expected loss– of such distribution, the economic capital is obtained.

For each scenario, the following parameters -exogenous to the simulation model- are taken as given: parameters of probability of default (“probability of default” or PD), loss given default (“loss given default” or LGD) and exposure values (“exposure at default” or EAD).

Additionally, a factor is incorporated –amplification or contraction of the debtor's individual PD– that reflects the volatility of defaults by clients in a certain sector of activity (combination of economic activity and/or geographical area where activity is carried out) and the correlation between defaults of clients from different sectors of activity.

The advantage of this methodology is that it incorporates the effect of the concentration of exposures at the debtor level and at the portfolio level.

In those exposures considered not significant, the economic capital requirement is obtained using the Vasicek Model, as present in the final Basel II (2004) document.

In the case of significant wholesale exposures, the Economic Capital by credit risk of each exposure can be decomposed into three risk factors inherent to each exposure:

•	Economic Capital by individual concentration risk: refers to the exacerbation in the magnitude of economic capital derived from the existence of concentration in terms of exposure to a particular client.

•	Economic Capital by risk of sectoral concentration: represents the exacerbation in the magnitude of economic capital generated from the existence of concentration of exposures in the same sector of economic activity.

•	Economic Capital by systemic risk: fraction of capital that would be obtained if the portfolio is diversified both at the sectoral and individual level. It represents non-diversifiable risk.

The Economic Capital by individual concentration risk is defined as the quotient between the variance of the client's simulated loss and the variance of the total simulated loss.

The Economic Capital by sector concentration risk represents the exacerbation in the magnitude of the covariance between the loss of a certain client and the loss of the portfolio due to not having a diversified portfolio and is expressed as a proportion with respect to the variance of the total loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Finally, the Economic Capital by systemic risk is calculated as the remaining capital once the individual concentration risk and sector risk components have been subtracted.

Additionally, a concentration surcharge is considered for non-significant retail and wholesale positions that is supported by Vasicek's formulations. The individual concentration surcharge is calculated as an additional amount on the capital requirements of the aforementioned positions using a coefficient ∝ that, depending on the Herfindahl index (HHI) of the same portfolio and the probability of default (PD) of the accredited entities that form it, takes a certain value.

Counterparty Risk

To calculate the Economic Capital by Counterparty Credit Risk, the simulation model described in the preceding section is applied.

For this risk, it is necessary to define the EAD of each type of operation. This parameter is necessary for the calculation of the Capital to be allocated. The EAD value is calculated following the current Minimum Capital regulations. The products considered for this calculation are the following

-	Spot transactions pending settlement

-	Futures and Forwards

-	Active and passive repurchase agreements

Once the EADs associated with the operations that generate Counterparty Risk are obtained, these values are added at the client level and added to the EADs at the client level generated by traditional credit operations. This vector of EADs at the client level is what is considered for the calculation of Economic Capital by Credit Risk.

Securitization Risk

The debt securities represent collection rights on the assets of the trust, under the conditions established in the prospectus and/or constitutive contract. There may be different types of debt securities with different collection preferences and conditions.

A debt security generates exposure to Credit Risk and exposure to Interest Rate Risk, in the same way as a traditional credit operation does. The calculation and allocation methodologies of Economic Capital for this type of operations, it consists of including operations within the portfolios for which Economic Capital by Credit Risk and Interest Rate Risk are calculated and allocating a portion of the capital calculated based on the incidence of the potential losses that such operations could generate in the total losses of the portfolio.

44.2	Liquidity Risk

The liquidity risk is defined as the possibility that the Bank may not be able to comply with expected and unexpected current and future cash flows effectively, as well as guarantees, without affecting daily transactions or its financial position.

In addition, the market liquidity risk refers to the risk that the Bank may not be able to clear or delete a position at market price:

•	because the assets involved have no sufficient secondary market; or

•	due to market variations.

The Bank features policies regarding liquidity, the purpose of which is to manage liquidity efficiently, optimizing cost and diversification of funding sources, and maximizing the profit from placements through prudent management that ensures the necessary funds to allow the continuity of transactions and compliance with the rules and regulations in force.

In order to reduce the liquidity risk, the Bank has been established a policy with the following main aspects:

Assets: a high-liquidity assets portfolio will be maintained to cover at least 25% of total liabilities, comprising deposits, the corporate bonds issued by the Bank, the repo agreements taken and the financial and interbank loans borrowed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Liabilities: to minimize the unintended effects of illiquidity, deriving from the possible withdrawal of deposits and the repayment of interbank loans taken, the Bank:

-	Seeks the proper diversification of financing sources to enable the constant availability of funds and fulfill institutional obligations within a market variability environment.

-	Gives priority to attracting retail deposits to have an atomized deposit portfolio and lower risks in relation to material withdrawals concentrated in a few depositors.

-	Does not depend excessively on obtaining repo transactions and interfinancial loans as a permanent funding source.

In addition, the Bank implemented a series a risk measurement and control tools, including the regular monitoring of liquidity gaps, separated by currency, as well as different liquidity ratios, including the “bi-monetary liquidity ratio”, “Liquidity Coverage Ratio” (LCR) and “Net Stable Funding Ratio” (NSFR), among others.

The Executive Risk Management Department regularly monitors compliance of the different levels set by the Board of Directors in relation to liquidity risk, which include minimum levels of liquidity, maximum concentration levels allowed by type of deposit and by type of customer, among others.

In the event of a liquidity crisis, the Bank has a contingency plan with different actions, like as follows:

•	Financing through call banking and repo agreements with the BCRA.

•	Spot sale of securities government portfolio.
•	Limit credit assistance to private sector.
•	Increase deposit rates in order to capture deposits.

The following table shows the liquidity ratios during the fiscal years 2024 and 2023, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits.

	2024	2023
December, 31	79.37%	109.94%
Average	95.99%	97.50%
Max	112.28%	109.94%
Min	79.37%	92.56%

The Bank discloses in exhibit D “Breakdown of loans and other financing by terms” and exhibit I “Breakdown of financial liabilities by residual terms” to the accompanying consolidated Financial Statements the breakdown by contractual maturity, of financial assets and liabilities, respectively.

44.3	Market Risk

Market risk is defined as the possibility of suffering losses in positions on and off the Bank's balance sheet as a result of the adverse fluctuations in the market prices of different assets.

Market risks arise from interest rate, currency and price positions, all of which are exposed to general and specific market changes and changes in the price volatility such as interest rates, credit margins, foreign currency exchange rates and prices of shares and securities, among others.

The Bank determines the market risk exposure arising from the fluctuation in the value of portfolios of investments for trading, which result from changes in market prices, the Bank's net positions in foreign currency, and government and private securities with normal quoted prices.

These risks arise from the size of the Bank’s net positions and/or the volatility of the risk factors involved in each financial instrument.

The Bank features Market Risk Management Policies in which the Bank establishes the proceedings to monitor and control risks derived from the variations in the quotes of financial instruments in order to optimize the risk-return ratio, making use of the appropriate structure of limits, models and management tools. In addition, the Bank features proper tools and proceedings allowing the Risk Management Committee and the Assets and Liabilities Committee to measure and administer this risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Risks to which those investment portfolios are exposed are monitored through Montecarlo simulation techniques of “Value at Risk” (VaR). The Bank applies the VaR methodology to calculate the market risk of the main positions adopted and the expected maximum loss based on a series of assumptions for a variety of changes in market conditions.

In order to carry out the abovementioned simulation, the Bank needs to have the Price historical series of those instruments that compose the portfolio.

Prices are corrected by purging the effects of coupon payments and dividend payments, in the case of shares, in order to avoid affecting returns.

The method consists in creating return or price scenarios concerning an asset through the generation of random numbers. This is based on the selection of a stochastic model describing the performance of prices for each asset with the resulting specification of certain parameters required for calculation purposes. The model used is the geometric Brownian motion.

Once all “n” potential scenarios are obtained for valued positions, the P&L vector must be calculated as the difference between the estimated value of the future portfolio and its value upon calculation. Then profit and loss will be placed in order to obtain the value at risk according to the 99% percentage applied.

Finally, the Economic Capital by market risk is obtained as the difference between the current value of the portfolio and the critical value previously obtained.

44.4	Interest Rate Risk

The interest rate risk is defined as the possibility that changes occur in the Bank's financial condition as a result of adverse interest rate fluctuations with a negative impact on the Shareholders’ equity and profit or loss.

Within the framework of the interest rate risk management the Bank features a series of policies, procedures and internal controls included in the Structural Risk Management.

The Bank monitors the net present value of its assets, liabilities and off balance sheet items, upon certain disturbance scenarios and interest rate stress through Montecarlo simulation techniques.

For this purpose, the maximum potential loss is determined considering a temporal line of three months and 99% confidence level interval.

The Equity Value Model (EVM) is determined as the net sum of cash flows (interest and principal losses) that the Bank can generate, discounted at market interest rate curve. If the market interest rate curve used for the discount is affected, the effect of such variation impacts directly on the value of the Bank. Generally speaking, reports related to EVM seek to analyze the Bank’s long-term solvency.

It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.

As of December 31, 2024 and 2023, the Bank’s economic capital by type of risk is as follows:

Economic capital (EC – in millions)	12/31/2024	12/31/2023
Interest rate risk	186,147	64,212
Currency exchange rate risk	79,837	50,338
Price risk	29,492	33,028

44.5	Foreign Currency Exchange Rate Risk

The Bank is exposed to fluctuations in foreign currencies exchange rates in its financial position and cash flows. The larger proportion of assets and liabilities kept are related to US dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The foreign currency position includes assets and liabilities expressed in pesos at the exchange rate as of the closing dates mentioned below. An institution’s open position comprises assets, liabilities and memorandum accounts stated in foreign currency, where an institution assumes the risk. Any devaluation / revaluation of those currencies affect the Bank’s statement of income.

The Bank’s open position, stated in Argentine pesos by currency, is disclosed in exhibit L “Foreign currency balances” to these consolidated Financial Statements.

44.6	Operational Risk

Operational risk is defined as the risk of loss arising from the inadequacy or failure of internal processes, human errors or system failures, or those originated by external events, regardless of whether its impact results in economic loss or not.

This definition includes the Legal Risk but excludes the Strategic Risk and Reputational Risk.

Within such framework, the legal risk comprises the exposure to penalties, sanctions or other economic consequences or results for failure to comply with any rule or regulation or contractual obligation. It also arises as a consequence of failures in contracts and transactions resulting from malicious actions, negligence, or unintentional acts that affect the formalization or execution of contracts."

On the other hand, the Bank implemented an operational risk management system that meets the guidelines and provisions established by the BCRA in its Communiqué “A” 5398, as amended.

The operating risk management system is formed by:

•	Organizational structure: the Bank has a Non-Financial Risk Management Department that is in charge of managing operational risk and a Risk Management Committee.

•	Policies: the Bank has a “Manual for the Operational Risk Management” approved by the Board of Directors, which define the main concepts, roles and responsibilities of the Board of Directors, the Senior Management and all the areas involved in this risk management.

•	Procedures: the Bank features a procedure for the “Collection of events and losses from Operational Risk” that includes a process to gather the Operational Events and Losses to register on a systematic basis the frequency, severity, category and other relevant aspects related to the events and losses from Operational Risk.

•	Computer Systems: the Bank has computer systems that allow managing all Operational and Technology Risks.

•	Database: the Bank has an operational risk event database prepared pursuant to the guidelines established in Communiqué “A” 4904, as supplemented.

•	Information systems to measure risks: the Non-Financial Risk Management Department generates and sends, on a regular basis, reports to the Board of Directors, the Risk Management Committee and the Senior Management. With such reports the Risk Management Department communicates the results of the follow-up of the management of the main risks to which the Bank is exposed.

At the meeting of the Risk Management Committee, the Non-Financial Risk Management Department shall submit for consideration the results of the performance of such department and the reports issued during the period under analysis. The resolutions adopted by the Committee shall be recorded in Minutes to be considered by the Board of Directors, who shall subsequently approve, in this manner, the performance and risk level of the analyzed period.

The Bank has a methodology for Economic Capital calculation for operational risk.

The Economic Capital for operational risk will arise from a simulation engine, which will produce a distribution of total losses for operational risk.

In this manner, the Economic Capital can be arrived at, which is calculated from the resulting difference between the Maximum Loss (associated with a 99.9% confidence level) and distribute the accounting provisions established for the purpose of covering certain operational risks.

Taking into account that the Holding Period is the time it takes to change the risk profile of the portfolio, in the case of Operational Risk this concept is very variable, since it depends on each risk (for example, it does not take the same in taking out insurance than in improving processes to avoid fraud by third parties with retirees). In this sense, one year will be taken as the evaluation period, respecting normal market practice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Furthermore, this methodology contemplates the allocation of economic capital to different risks, considering the concentration effect of processes in one or more suppliers.

The capital calculation under this methodology contemplates:

-	Analyze the inputs to be used in the simulation engine:

-	Event database

-	Self-assessment questionnaire

It should be noted that the event base and the self-assessment questionnaires represent empirical information (objective and subjective, respectively), and therefore, for the purposes of building the simulation engine, they must be re-expressed in theoretical terms (distributions of probability) that allow these simulations to be carried out.

-	Make a credibility analysis with the objective of combining the information from the event base with the self-assessment questionnaires.

The basic idea of the model is to combine information of different natures: objective and subjective. The more reliable the objective source information is, the greater its weighting will be, to the detriment of subjective source information.

-	Build a simulation engine that allows generating the distribution of total losses from operational risk.

The combined parameters are obtained from different bases. These parameters allow generating a simulation process of total losses.

The methodology for calculating economic capital for Operational Risk is supported by a methodological document.

45.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

In the last years, the argentine financial market has observed a prolonged period of volatility in the prices of public and private financial instruments, including a significant increase of country risk, the strong devaluation of the argentine peso, the acceleration of the inflation rate (see Note 3. section "unit of measurement") and the rising interest rates.

On December 10, 2023, the new authorities of the argentine National Government took office and issued a series of emergency measures within the framework of an economic policy proposal that, among its main objectives, pursues the elimination of the fiscal deficit on the basis of reducing primary public spending of both the Nation and the Provinces, and the resizing of the Federal Government’s structure, eliminating subsidies and transfers.

As soon as the new administration took office, it adopted measures aimed at normalizing the exchange and financial markets. On the one hand, the devaluation of the peso in the official exchange market -used mainly for foreign trade- close to 55%, together with a complete reconsideration of monetary and fiscal policies, has allowed to begin to reverse the gap between the values of currencies in the official and free exchange markets (stock market operations) from its maximum of 200% during the last quarter of 2023 to the recent levels of 11%.

On the other hand, the National Government and the BCRA reformulated monetary and financial policies to drastically reduce the known as quasi-fiscal deficit. The debt exchange of the BCRA with the banks, including puts on government securities held by financial institutions, and their transfer to the National Treasury, together with the fiscal cash surplus obtained by the Nation and the renewal of the debt services denominated in pesos, allowed to significantly absorb the excess of money in the economy and, in this way, reduce both inflation (8% during the fourth quarter of 2024) and nominal interest rates.

In relation to national public debt, various voluntary exchanges at local level and the agreements reached regarding commitments with the Paris Club and the International Monetary Fund, allowed the country to avoid arrears and the BCRA to advance in the normalization of foreign commercial debt and, more recently, to accumulate international reserves from the external trade surplus and the Assets Regularization Regime contemplated in Law 27743.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

On a broader level, the National Government's program includes reforms to both the economic framework and other areas of government work. On December 20, 2023, through Decree of Necessity and Urgency No. 70/2023, a significant number of reforms were established in a large number of areas, some of which were challenged in the Justice by the affected sectors, presenting protections and unconstitutionality requests to stop their application. Subsequently, part of what was challenged was incorporated into other initiatives that were approved by Congress and promulgated by the National Executive Branch. On July 8, 2024, Law No. 27742 was published in the Official Gazette and promulgated by the National Executive Branch through Decree No. 592/2024 and includes among its points delegation of powers to the National Executive Branch, tax, labor and social security reforms, among others. As of the date of issuance of these consolidated Financial Statements, the aforementioned law is in process of being regulated.

Although the argentine macroeconomic and financial environment has evolved favorably in the last months, a certain slowness and heterogeneity in the recovery of the activity level in the country and a relatively uncertain international context, require permanent monitoring of the situation by the Bank's Management in order to identify those issues that may impact its patrimonial and financial position, which may be appropriate to reflect in the Financial Statements of future periods.

46.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the fiscal year and the issuance of these consolidated Financial Statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these consolidated Financial Statements.

47.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These consolidated Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

103	Jorge Pablo Brito Chairperson

EXHIBIT A

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31,2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2024			12/31/2023	12/31/2024
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

- Local
Government securities
Argentine government Treasury bonds at a discount in pesos adjustable by CER – Maturity: 06-30-2025	9244		1	413,688,814		413,688,814		413,688,814
Argentine government Treasury bonds in pesos adjustable by CER 4.25% - Maturity: 02-14-2025	9180		1	125,482,034	626,057	126,139,860		126,139,860
Argentine Republic Dollar Bonds step up – Maturity: 09-07-2035	81088		1	23,291,954	2,064,671	23,291,954		23,291,954
Argentine government Treasury bonds at a discount in pesos adjustable by CER – Maturity: 12-15-2027	9250		1	22,348,055		22,348,055		22,348,055
Argentine government Treasury bonds at a discount in pesos adjustable by CER – Maturity: 12-15-2026	9249		1	18,106,173		18,106,173		18,106,173
Argentine government Treasury bills capitalizable in pesos – Maturity: 08-15-2025	9308		1	17,636,614		17,636,614		17,636,614
Argentine government Treasury bills capitalizable in pesos - Maturity 03-31-2025	9256		1	14,517,787		14,587,950		14,587,950
Argentine Republic Dollar Bonds step up – Maturity: 09-07-2041	81092		1	14,369,263	2,704,994	14,369,263		14,369,263
Treasury Bills of the Province of Neuquén S01 C01 – Maturity: 04-19-2026	42753		2	10,738,000	19,965,096	10,738,000		10,738,000
Argentine government Treasury bonds capitalizable in pesos – Maturity: 02-13-2026	9314		1	9,060,602		9,060,602		9,060,602
Other				112,447,222	3,706,330,509	119,805,422	(17,973,945)	101,831,477

Subtotal local government securities (1)				781,686,518	3,731,691,327	789,772,707	(17,973,945)	771,798,762
Private securities
Corporate bonds YPF SA C025 - Maturity: 02-13-2026	57118		2	10,524,314	22,274,000	10,524,314		10,524,314
Corporate bonds Genneia SA C031 - Maturity: 09-02-2027	96105		1	3,746,255	6,381,042	3,746,255		3,746,255
Corporate bonds Telecom Argentina SA C005 – Maturity: 08-06-2025	83785		1	3,539,868		3,539,868		3,539,868
Corporate bonds Coemision Gemsa and CTR C021 - Maturity: 04-17-2025	56981		1	2,924,998	3,789,091	2,924,998		2,924,998
Fiduciary Debt Securities Confibono Financial Trust	80014		3	2,632,564		2,632,564		2,632,564
Corporate bonds YPF SA C043 – Maturity: 03-08-2027	84023		1	2,308,739		2,308,739		2,308,739
Corporate bonds Pan American Energy LLC C033 – Maturity: 07-04-2027	57878		1	1,996,800		1,996,800		1,996,800
Corporate bonds Telecom Argentina SA C10 – Maturity: 06-10-2025	55827		1	1,988,096		1,988,096		1,988,096
Corporate bonds John Deere Credit Cía. Financiera SA C013 Maturity: 01-04-2026	57873		1	1,959,985		1,959,985		1,959,985
Corporate bonds Pampa Energía SA CL. I – Maturity: 01-24-2027	91977		2	1,905,010	7,602,893	1,905,010		1,905,010
Other				26,673,155	31,360,398	26,673,155		26,673,155

Subtotal local private securities (1)				60,199,784	71,407,424	60,199,784		60,199,784

(1)	In March and June 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,145,882,575.

•	Argentine government discount bonds in dual currency – Maturity: 07-21-2023 (TDL23) for a face value of 344,498,105.

•	Argentine government discount Treasury bills in pesos – Maturity: 05-31-2023 (S31Y3) for a face value of 295,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 04-28-2023 (S28A3) for a face value of 210,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 03-31-2023 (S31M3) for a face value of 200,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 159,305,395.

•	Argentine government discount bonds in dual currency – Maturity: 09-29-2023 (TDS23) for a face value of 120,244,752.

•	Argentine government Treasury bonds tied to the US dollar - Maturity: 07-31-2023 (T2V3) for a face value of 3,000,000.

Additionally, with almost all the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options can be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered "out of the money" with a fair value equal to zero. As of December 31, 2024, all the options were exercised. As of December 31, 2023, the notional value of these options was 2,435,250,848.

In addition, in August 2024, the Bank entered again into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The security involved in such exchange transaction was as follows:

•	Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025 (T2X5) for a face value of 2,000,000,000.

During July 2023, the Bank decided to enter into an exchange of the following instrument: Aeropuertos Argentina 2000 US dollars 4% class 3 - Maturity: 09-08-2023 (AER3D) for a total face value of 4,555,434.

104	Jorge Pablo Brito Chairperson

EXHIBIT A
(continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31,2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2024			12/31/2023	12/31/2024
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (continued)

- Foreign
Government securities
US Treasury bills – Maturity: 03-20-2025			1	1,023,272		1,023,272		1,023,272
US Treasury bills – Maturity: 02-04-2025			1	83,837		83,837		83,837
US Treasury bills – Maturity: 06-27-2024			1		7,290,477
US Treasury bills – Maturity: 10-31-2024			1		5,077,422

Subtotal foreign government securities				1,107,109	12,367,899	1,107,109		1,107,109
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				842,993,411	3,815,466,650	851,079,600	(17,973,945)	833,105,655
OTHER DEBT SECURITIES

Measured at fair value through OCI
- Local
Government securities
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	9180		1	361,931,363	428,113,929	361,931,363		361,931,363
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	5921		1	9,482,096	8,181,938	9,482,096		9,482,096
Argentine government US dollar bonds 1% - Maturity: 07-09-2029	5927		1	767,899	613,316	767,899		767,899
Argentine government Treasury bonds in pesos adjusted by CER 3.75% - Maturity: 04-14-2024	9178				92,942,491
Argentine government Treasury bonds in pesos BADLAR x0.7 - Maturity: 11-23-2027	9166				5,657,479
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	9179				4,792,324

Subtotal local government securities (2)				372,181,358	540,301,477	372,181,358		372,181,358

(2)	In January and March 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 02-17-2023 (X17F3) for a face value of 20,900,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 02-28-2023 (S28F3) for a face value of 12,893,000,000.

•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 01-20-2023 (X20E3) for a face value of 290,000,000.

Additionally, as mentioned in Note 5, during March 2023, the following securities entered into the exchange:

•	Argentine government discount Treasury bills in pesos – Maturity: 06-30-2023 (S3OJ3) for a face value of 26,640,975,851.

•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 4,516,000,000.

•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,759,369,713.

With almost all of the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options can be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered "out of the money" with a fair value equal to zero.

105	Jorge Pablo Brito Chairperson

EXHIBIT A
(continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31,2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2024			12/31/2023	12/31/2024
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
OTHER DEBT SECURITIES (continued)

- Foreign
Government securities
US Treasury bills – Maturity: 01-16-2025			1	27,831,316		27,831,316		27,831,316
US Treasury bills – Maturity: 01-02-2025			1	20,647,700		20,647,700		20,647,700
US Treasury bills – Maturity: 01-14-2025			1	18,043,363		18,043,363		18,043,363
US Treasury bills – Maturity: 01-18-2024					68,517,681
US Treasury bills – Maturity: 01-11-2024					26,374,176

Subtotal foreign government securities				66,522,379	94,891,857	66,522,379		66,522,379
Total other debt securities measured at fair value through OCI				438,703,737	635,193,334	438,703,737		438,703,737

Measured at amortized cost
- Local
Government securities
Argentine government Treasury bonds in pesos adjustable by CER – Maturity: 06-30-2027	9241	2,282,247,204	1	2,435,440,396		2,457,529,859	(2,286,308,790)	171,221,069
Argentine government Treasury bonds in pesos - Maturity: 08-23-2025	9196	168,340,000	1	171,404,610	97,916,589	171,404,610		171,404,610
Argentine government Treasury bonds in pesos - Maturity: 05-23-2027	9132	35,337,120	2	35,419,626	76,809,027	35,419,626		35,419,626
Debt securities of the Province of Buenos Aires variable rate – Maturity: 05-12-2027	42868	10,700,000	1	10,653,551		10,653,551		10,653,551
Argentine government Treasury bonds in pesos BADLAR x0.7 - Maturity: 11-23-2027	9166	8,184,061	2	8,201,432	30,664,378	8,201,432		8,201,432
Debt securities of the Province of Córdoba in pesos CL.4 – Maturity: 05-12-2027	42876	7,271,600	2	7,188,560		7,188,560		7,188,560
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	4,706,869	1	5,925,895	3,255,823	5,925,895		5,925,895
Letters of the Municipality of Córdoba Series L – Maturity: 03-16-2025	42808	3,106,095	2	3,038,915		3,038,915		3,038,915
Public Title of the municipality of Córdoba S01 – Maturity: 09-09-2026	42850	2,603,384	2	2,607,882		2,607,882		2,607,882
BADLAR bonds of the municipality of Rosario – Maturity: 05-07-2026	42836	248,606	2	249,908		249,908		249,908
Other					545,535

Subtotal local government securities				2,680,130,775	209,191,352	2,702,220,238	(2,286,308,790)	415,911,448

BCRA bills
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 10-03-2024					22,007,277
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 11-18-2024					15,845,244
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 10-19-2024					8,802,914
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 11-15-2024					7,218,390
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 08-06-2024					4,929,631
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 08-08-2024					4,225,398
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 11-13-2024					3,697,224
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 11-20-2024					3,169,049
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 10-18-2024					1,760,582
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 08-03-2024					352,117

Subtotal BCRA bills					72,007,826

106	Jorge Pablo Brito Chairperson

EXHIBIT A
(continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31,2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2024			12/31/2023	12/31/2024
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	Options	Options	position
OTHER DEBT SECURITIES (continued)

Private securities
Corporate bonds Vista Energy Argentina SAU C20 - Maturity: 07-20-2025 (3)	57081	4,204,154	1	3,291,441	5,616,457	3,291,441		3,291,441
Corporate bonds Vista Oil y Gas Argentina SAU C15 -Maturity: 01-20-2025 (3)	56637	3,182,419	2	2,807,679	4,779,528	2,807,679		2,807,679
Fiduciary Debt Securities Financial Trust Red Surcos S033 CL.A – Maturity: 05-07-2025		775,074	2	787,300		787,300		787,300
Fiduciary Debt Securities Secubono Financial Trust S237 CL.A – Maturity: 07-28-2025	58318	506,740	2	504,278		504,278		504,278
Corporate bonds SME Liliana SRL Guaranteed S01 – Maturity: 04-18-2025	57457	242,787	2	229,360	914,764	229,360		229,360
Fiduciary Debt Securities Financial Trust Payway Collection Acel S01 CL.B – Maturity: 04-15-2025	57771	18,290	2	17,333		17,333		17,333
Corporate bonds Vista Energy Argentina SAU C13 - Maturity: 08-08-2024 (3)	56207				5,181,048
Corporate bonds Volkswagen Financial Services C010 – Maturity: 10-12-2024	57447				4,189,179
Corporate bonds MSU SA C06 – Maturity: 11-02-2024	56530				1,767,156
Fiduciary debt securities Confibono Financial Trust S73 Class A - Maturity: 05-20-2024	57520				1,033,125
Other					415,002

Subtotal local private securities				7,637,391	23,896,259	7,637,391		7,637,391
Total Other debt securities measured at amortized cost (4)				2,687,768,166	305,095,437	2,709,857,629	(2,286,308,790)	423,548,839
TOTAL OTHER DEBT SECURITIES				3,126,471,903	940,288,771	3,148,561,366	(2,286,308,790)	862,252,576

EQUITY INSTRUMENTS
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA			3	5,151,280	3,635,456	5,151,280		5,151,280
Matba Rofex SA	30023		1	1,853,561	1,774,680	1,853,561		1,853,561
C.O.E.L.S.A			3	952,842	527,911	952,842		952,842
Sedesa			3	136,485	81,961	136,485		136,485
AC Inversora SA			3	134,368	85,324	134,368		134,368
Mercado a Término Rosario SA			3	151,368	97,945	151,368		151,368
Provincanje SA			3	15,290	33,296	15,290		15,290
Tienda Campo Simple SA			3	8,613		8,613		8,613
Pampa Energía SA	457		1	6,826	6,894	6,826		6,826
Argencontrol SA			3	4,388	1,864	4,388		4,388
Other				447	4,121	447		447

Subtotal local				8,415,468	6,249,452	8,415,468		8,415,468

(3)	Fair value obtained from the use of quotes in pesos.

(4)	As of December 31, 2024, the Bank maintains put options with the BCRA on government securities with a total notional value of 2,286,308,790.

107	Jorge Pablo Brito Chairperson

EXHIBIT A
(continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31,2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2024			12/31/2023	12/31/2024
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
EQUITY INSTRUMENTS (continued)

- Foreign
Banco Latinoamericano de Comercio Exterior SA	80033		1	268,229	318,118	268,229		268,229
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	80034		3	37,313	56,884	37,313		37,313
Cedear Vista Oil & Gas	8527				273,126
Cedear Pepsico	8146				88,616
Cedear Thermo Fisher Scientific Inc.	8476				12,380

Subtotal foreign				305,542	749,124	305,542		305,542
Total measured at fair value through profit or loss				8,721,010	6,998,576	8,721,010		8,721,010
TOTAL EQUITY INSTRUMENTS				8,721,010	6,998,576	8,721,010		8,721,010
TOTAL GOVERNMENT AND PRIVATE SECURITIES				3,978,186,324	4,762,753,997	4,008,361,976	(2,304,282,735)	1,704,079,241

108	Jorge Pablo Brito Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	12/31/2024	12/31/2023
In normal situation	1,745,044,947	1,948,120,162
With senior “A” collateral and counter-collateral	88,590,489	149,444,725
With senior “B” collateral and counter-collateral	160,957,821	188,888,617
Without senior collateral or counter-collateral	1,495,496,637	1,609,786,820

Subject to special monitoring	3,051,684
In observation
With senior “B” collateral and counter-collateral	3,051,684

Troubled		10,365,556
With senior “B” collateral and counter-collateral		7,937,735
Without senior collateral or counter-collateral		2,427,821

With high risk of insolvency	5,165,530	8,655,879
With senior “A” collateral and counter-collateral		706,538
With senior “B” collateral and counter-collateral	4,582,710	5,906,753
Without senior collateral or counter-collateral	582,820	2,042,588

Irrecoverable	10,349,650	4,732,820
With senior “B” collateral and counter-collateral	4,655,113
Without senior collateral or counter-collateral	5,694,537	4,732,820
Subtotal commercial	1,763,611,811	1,971,874,417

109	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	12/31/2024	12/31/2023
Performing	4,318,755,230	2,696,773,300
With senior “A” collateral and counter-collateral	329,913,143	200,614,058
With senior “B” collateral and counter-collateral	247,551,479	164,447,916
Without senior collateral or counter-collateral	3,741,290,608	2,331,711,326

Low risk	48,206,796	22,793,976
With senior “A” collateral and counter-collateral	932,904	553,742
With senior “B” collateral and counter-collateral	3,032,659	587,095
Without senior collateral or counter-collateral	44,241,233	21,653,139

Low risk - in special treatment	453,572	168,804
Without senior collateral or counter-collateral	453,572	168,804

Medium risk	32,971,162	15,287,474
With senior “A” collateral and counter-collateral	168,960	290,701
With senior “B” collateral and counter-collateral	658,509	346,307
Without senior collateral or counter-collateral	32,143,693	14,650,466

High risk	22,704,096	14,661,742
With senior “A” collateral and counter-collateral	229,321	417,965
With senior “B” collateral and counter-collateral	149,397	196,699
Without senior collateral or counter-collateral	22,325,378	14,047,078

Irrecoverable	8,004,555	7,248,929
With senior “A” collateral and counter-collateral	2,700	7,363
With senior “B” collateral and counter-collateral	495,717	754,052
Without senior collateral or counter-collateral	7,506,138	6,487,514

Subtotal consumer and mortgage	4,431,095,411	2,756,934,225
Total	6,194,707,222	4,728,808,642

110	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the consolidated Statements of financial position is listed below.

	12/31/2024	12/31/2023
Loans and other financing	5,801,679,510	3,993,042,059
Added:
Allowances for loans and other financing	123,335,912	116,825,353
Adjustment amortized cost and fair value	15,465,059	32,222,724
Debt securities of financial trust - Measured at amortized cost	1,310,610	1,448,430
Corporate bonds	6,332,597	22,473,671
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(2,001,313)	(1,430,156)
Loans to employees		(4,286,521)
Guarantees provided and contingent liabilities	248,584,847	568,513,082
Total computable items	6,194,707,222	4,728,808,642

111	Jorge Pablo Brito Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

	12/31/2024		12/31/2023
	Cut off	% of total	Cut off	% of total
Number of customers	balance	portfolio	balance	portfolio
10 largest customers	518,033,113	8.36	467,111,600	9.88
50 next largest customers	544,975,575	8.80	643,917,360	13.62
100 next largest customers	317,215,473	5.12	374,283,303	7.91
Other customers	4,814,483,061	77.72	3,243,496,379	68.59
Total (1)	6,194,707,222	100.00	4,728,808,642	100.00

(1)	See reconciliation in Exhibit B.

112	Jorge Pablo Brito Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
			Over 1	Over 3	Over 6	Over 12
			month and	months and	months and	months and
		Up to 1	up to 3	up to 6	up to 12	up to 24	Over 24
Item	Matured	month	months	months	months	months	months	Total
Non-financial public sector		5,116,929	12,846,907	13,291,156	32,391,066	34,618,331		98,264,389
Financial sector		62,559,826	175,590	243,096	8,383,578	1,587,714	3,882	72,953,686
Non-financial private sector and foreign residents	33,715,329	2,198,701,728	825,930,778	961,357,708	1,122,689,315	1,236,273,229	1,327,936,871	7,706,604,958
Total	33,715,329	2,266,378,483	838,953,275	974,891,960	1,163,463,959	1,272,479,274	1,327,940,753	7,877,823,033

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
			Over 1	Over 3	Over 6	Over 12
			month and	months and	months and	months and
		Up to 1	up to 3	up to 6	up to 12	up to 24	Over 24
Item	Matured	month	months	months	months	months	months	Total
Non-financial public sector	235	6,861,636	3,086,386	237,839	396,354	457,441		11,039,891
Financial sector		16,932,594	813,452	5,688,866	8,538,159	4,721,603	1,851,895	38,546,569
Non-financial private sector and foreign residents	34,254,560	2,164,067,764	817,431,308	767,638,374	845,072,559	712,557,449	731,152,956	6,072,174,970
Total	34,254,795	2,187,861,994	821,331,146	773,565,079	854,007,072	717,736,493	733,004,851	6,121,761,430

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

113	Jorge Pablo Brito Chairperson

EXHIBIT E

CONSOLIDATED DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

							Information of the issuer
	Shares of interest							Data from latest Financial Statements
								Year-end			Income
		Unit	Votes				Main	date			for the
		face	per		Amount	Amount	business	period /	Capital	Shareholders'	period /
Name	Class	value	share	Number	12/31/2024	12/31/2023	activity	year	stock	equity	year
In complementary services companies
-Associates and joint ventures
Local
Uniones Transitorias de Empresas (See Note 13.2)					2,775,857	1,804,192	Management of tax services
Play Digital SA (See Note 13.1)	Common	1	1	518,193,951	1,505,724	1,627,696	Electronic, technological and computer services	09/30/2024	5,429,001	10,335,770	(15,706,484)
Finova SA (See Note 13.2)	Common	1	1	225,000	176,225	205,896	Informatics services	09/30/2024	450	352,450	(278,782)
Alianza SGR (See Note 13.1)	Common	1	1	599,955	117,708	6,555	Mutual guarantee company	09/30/2024	2,400	470,868	447,819
Subtotal local					4,575,514	3,644,339
Total in complementary services associates companies and joint ventures					4,575,514	3,644,339
Total in complementary services companies					4,575,514	3,644,339

In other associates
-Associates and joint ventures
Local
Macro Warrants S.A. (See Note 13.1)	Common	1	1	50,000	26,305	25,219	Issue of warrants	09/30/2024	1,000	526,094	(247,061)
Subtotal local					26,305	25,219
Total in other associates and joint ventures					26,305	25,219
Total investments in other companies					4,601,819	3,669,558

114	Jorge Pablo Brito Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

	Original						Depreciation
	value at	Total life				Difference				Difference			Residual value
	beginning of	estimated				for				for	For the		at the end of
Item	fiscal year	in years	Increases	Decreases	Transfers	conversion	Accumulated	Transfers	Decrease	conversion	fiscal year	At the end	the fiscal year
Cost
Real property	733,254,730	50	8,419,607	32,981,451	6,240,470		113,333,266	17,419	37,391,643		20,640,973	96,600,015	618,333,341
Furniture and facilities	129,927,611	10	3,396,131	30,102,472	3,412,639	(1,652)	74,283,431	(426)	28,861,026	(252)	8,806,325	54,228,052	52,404,205
Machinery and equipment	213,378,420	5	24,034,797	123,097,988	765,112	(70,930)	160,130,187	(1,334)	122,642,220	(13,310)	20,065,105	57,538,428	57,470,983
Vehicles	24,222,974	5	2,785,385	1,952,372		(31,811)	17,115,939		1,269,445	(8,868)	2,696,853	18,534,479	6,489,697
Other	5,502,772	3	2,632	3,168	1,605,438	(32,110)	941,962	857,214	3,168	(4,511)	519,012	2,310,509	4,765,055
Work in progress	18,611,532		23,756,323	312,766	(9,659,447)								32,395,642
Right of use real property	16,684,870	5	158,699	16,480,501		(126,977)	16,406,302		16,383,138	(23,265)	180,247	180,146	55,945
Right of use furniture	75,671,426	5	10,301,628	14,783,666	(1,605,439)		58,090,090	(857,214)	14,133,108		10,106,038	53,205,806	16,378,143
Total property, plant and equipment	1,217,254,335		72,855,202	219,714,384	758,773	(263,480)	440,301,177	15,659	220,683,748	(50,206)	63,014,553	282,597,435	788,293,011

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

	Original						Depreciation
	value at	Total life				Difference				Difference			Residual value
	beginning of	estimated				for				for	For the		at the end of
Item	fiscal year	in years	Increases	Decreases	Transfers	conversion	Accumulated	Transfers	Decrease	conversion	fiscal year	At the end	the fiscal year
Cost
Real property	645,607,014	50	85,681,066	936,239	2,902,889		98,071,687	(77,560)	195,610		15,534,749	113,333,266	619,921,464
Furniture and facilities	100,246,962	10	26,793,120	1,012,164	3,898,612	1,081	65,095,238	1,688,072	1,009,969	148	8,509,942	74,283,431	55,644,180
Machinery and equipment	145,550,679	5	82,666,803	15,689,548	781,480	69,006	151,947,800	81,294	13,440,195	9,998	21,531,290	160,130,187	53,248,233
Vehicles	19,496,142	5	6,521,203	1,798,930	(19,883)	24,442	16,132,256	142,847	1,458,829	6,605	2,293,060	17,115,939	7,107,035
Other	5,619	3	5,464,877	1,010		33,286	2,223		1,010	3,308	937,441	941,962	4,560,810
Work in progress	8,791,431		21,487,086	1,866,223	(9,800,762)								18,611,532
Right of use real property	245,732	5	294,635	192,102	16,249,720	86,885	16,349,751	19,471	192,102	114,340	114,842	16,406,302	278,568
Right of use furniture	54,831,707	5	27,291,452	6,461,156	9,423		54,927,736	(1,508)	5,259,031		8,422,893	58,090,090	17,581,336
Total property, plant and equipment	974,775,286		256,200,242	27,957,372	14,021,479	214,700	402,526,691	1,852,616	21,556,746	134,399	57,344,217	440,301,177	776,953,158

115	Jorge Pablo Brito Chairperson

EXHIBIT F
(continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

	Original						Depreciation
	value at	Useful life				Difference				For the		Residual value
	beginning of	estimated				for				fiscal		at the end of
Item	fiscal year	in years	Increases	Decreases	Transfers	conversion	Accumulated	Transfers	Decrease	year	At the end	the fiscal year
Cost
Leased properties	2,689,602	50			(1)		464,710			52,362	517,072	2,172,529
Other investment properties	64,044,190	50	6,489,366	885,641	1	(2,068)	3,085,278	7,788	904,527	1,509,932	3,698,471	65,947,377
Total investment property	66,733,792		6,489,366	885,641		(2,068)	3,549,988	7,788	904,527	1,562,294	4,215,543	68,119,906

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

	Original						Depreciation
	value at	Useful life				Difference				For the		Residual value
	beginning of	estimated				for				fiscal		at the end of
Item	fiscal year	in years	Increases	Decreases	Transfers	conversion	Accumulated	Transfers	Decrease	year	At the end	the fiscal year
Cost
Leased properties	2,689,603	50			(1)		406,615	7,715		50,380	464,710	2,224,892
Other investment properties	58,537,844	50	3,547,604	835,351	2,792,652	1,441	1,891,479	478,810	511,956	1,226,945	3,085,278	60,958,912
Total investment property	61,227,447		3,547,604	835,351	2,792,651	1,441	2,298,094	486,525	511,956	1,277,325	3,549,988	63,183,804

116	Jorge Pablo Brito Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
	Original
	value at	Useful life									Residual value
	beginning of	estimated							For the		at the end of
Item	fiscal year	in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	fiscal year	At the end	the fiscal year
Cost
Licenses	96,183,465	5	7,605,218	52,404,300	21,433,761	66,574,452	22,355,273	51,564,224	12,310,858	49,676,359	23,141,785
Other intangible assets	423,961,692	5	53,774,871	166,684,033	(21,412,634)	289,876,419	(21,497,826)	164,325,619	61,252,795	165,305,769	124,334,127
Total intangible assets	520,145,157		61,380,089	219,088,333	21,127	356,450,871	857,447	215,889,843	73,563,653	214,982,128	147,475,912

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

	Original
	value at	Useful life				Depreciation					Residual value
	beginning of	estimated							For the		at the end of
Item	fiscal year	in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	fiscal year	At the end	the fiscal year
Cost
Licenses	75,691,583	5	20,492,892		(1,010)	53,004,638	(2,274)		13,572,088	66,574,452	29,609,013
Other intangible assets	263,567,114	5	171,147,708	10,741,833	(11,297)	229,249,964	9,248,613	2,946,508	54,324,350	289,876,419	134,085,273
Total intangible assets	339,258,697		191,640,600	10,741,833	(12,307)	282,254,602	9,246,339	2,946,508	67,896,438	356,450,871	163,694,286

117	Jorge Pablo Brito Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

	12/31/2024		12/31/2023
	Outstanding	% of total	Outstanding	% of total
Number of customers	balance	portfolio	balance	portfolio
10 largest customers	1,248,850,949	14.83	882,230,340	12.02
50 next largest customers	1,004,384,377	11.92	711,951,556	9.70
100 next largest customers	353,044,536	4.19	299,039,864	4.07
Other customers	5,816,426,025	69.06	5,445,936,440	74.21
Total	8,422,705,887	100.00	7,339,158,200	100.00

118	Jorge Pablo Brito Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	7,924,251,510	370,876,145	100,657,285	65,057,889	148,307	23,943	8,461,015,079
From the non-financial public sector	584,644,593	20,423,020	275,265	42,661,321			648,004,199
From the financial sector	12,022,826						12,022,826
From the non-financial private sector and foreign residents	7,327,584,091	350,453,125	100,382,020	22,396,568	148,307	23,943	7,800,988,054
Liabilities at fair value through profit or loss	7,183,451						7,183,451
Derivative instruments	288,115	451,132	417,059	165,296			1,321,602
Repo transactions	19,107,093						19,107,093
Other financial institutions	19,107,093						19,107,093
Other financial liabilities	995,224,520	2,944,923	3,085,342	4,811,845	9,844,731	25,596,092	1,041,507,453
Financing received from the BCRA and other financial institutions	18,564,961	16,579,495	8,149,077	95,037	183,346	174,375	43,746,291
Issued corporate bonds		95,508	104,322	15,324,335			15,524,165
Subordinated corporate bonds			13,667,842	13,667,842	438,831,767		466,167,451
Total	8,964,619,650	390,947,203	126,080,927	99,122,244	449,008,151	25,794,410	10,055,572,585

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

119	Jorge Pablo Brito Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	6,743,077,751	405,662,330	303,973,951	143,467,314	2,853,084	32,094	7,599,066,524
From the non-financial public sector	397,668,386	13,300,743	11,058,094		3,695		422,030,918
From the financial sector	43,956,527						43,956,527
From the non-financial private sector and foreign residents	6,301,452,838	392,361,587	292,915,857	143,467,314	2,849,389	32,094	7,133,079,079
Liabilities at fair value through profit or loss	30,106,856						30,106,856
Derivative instruments	894,406	3,060,108	283,931	1,941,424			6,179,869
Repo transactions	51,533,416	17	5,178	15,307			51,553,918
Other financial institutions	51,533,416	17	5,178	15,307			51,553,918
Other financial liabilities	767,623,439	3,014,733	3,671,244	6,082,818	9,579,857	27,731,852	817,703,943
Financing received from the BCRA and other financial institutions	20,161,593	8,051,656	5,410,579	4,596,603	4,807,733	135,094	43,163,258
Issued corporate bonds		185,722	30,853,066	91,120,625	12,150,986		134,310,399
Subordinated corporate bonds			23,336,511	23,336,511	46,673,023	749,262,564	842,608,609
Total	7,613,397,461	419,974,566	367,534,460	270,560,602	76,064,683	777,161,604	9,524,693,376

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

120	Jorge Pablo Brito Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effect generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2024
Provisions for eventual commitments	4,588,756	7,238,847	75,883	299,790	(3,586,727)	7,865,203
For administrative, disciplinary and criminal penalties	1,089	16,240		16,240	(589)	500
Other	14,450,319	9,489,294	257,508	5,876,201	(8,601,041)	9,204,863
Total provisions	19,040,164	16,744,381	333,391	6,192,231	(12,188,357)	17,070,566

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effect generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2023
Provisions for eventual commitments	4,725,003	4,160,783		318,026	(3,979,004)	4,588,756
For administrative, disciplinary and criminal penalties	3,395				(2,306)	1,089
Contingencies with the BCRA		2,613		2,613
Other	13,669,869	23,003,526	345,240	9,342,491	(12,535,345)	14,450,319
Total provisions	18,398,267	27,166,922	345,240	9,663,130	(16,516,655)	19,040,164

121	Jorge Pablo Brito Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS

AS OF DECEMBER 31,2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	12/31/2024					12/31/2023
	Total parent company and	Total per currency
Item	local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	2,044,847,264	2,015,766,362	26,354,112	196,014	2,530,776	2,439,756,634
Debt securities at fair value through profit or loss (1)	131,708,020	131,708,020				3,783,387,733
Other financial assets	78,066,976	78,005,252	61,724			172,428,654
Loans and other financing	1,127,076,701	1,123,843,398	90,100		3,143,203	391,933,914
Other financial institutions	51,787	51,787
Non-financial private sector and foreign residents	1,127,024,914	1,123,791,611	90,100		3,143,203	391,933,914
Other debt securities	82,871,494	82,871,494				193,039,126
Financial assets delivered as guarantee	26,123,811	26,059,608	64,203			121,433,166
Equity instruments at fair value through profit or loss	305,542	305,542				749,124
Total assets	3,490,999,808	3,458,559,676	26,570,139	196,014	5,673,979	7,102,728,351
Liabilities
Deposits	2,760,806,206	2,744,259,844	16,546,362			2,228,736,122
Non-financial public sector	94,820,867	94,820,867				74,765,958
Financial sector	11,363,253	11,363,253				15,474,347
Non-financial private sector and foreign residents	2,654,622,086	2,638,075,724	16,546,362			2,138,495,817
Liabilities at fair value through profit or loss						30,089,947
Other financial liabilities	161,895,080	159,126,686	2,304,493	72	463,829	188,087,215
Financing from the BCRA and other financial institutions	43,201,108	39,462,513	595,392		3,143,203	33,478,146
Issued corporate bonds						117,268,047
Subordinated corporate bonds	417,675,451	417,675,451				714,760,748
Other non-financial liabilities	4,167,977	4,167,977				21,377,336
Total liabilities	3,387,745,822	3,364,692,471	19,446,247	72	3,607,032	3,333,797,561

(1)	Includes Argentine Treasury Bonds linked to the US dollar for 612,831.

122	Jorge Pablo Brito Chairperson

EXHIBIT N

CONSOLIDATED CREDIT ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Item	In normal situation	12/31/2024	12/31/2023
Loans and other financing
Overdrafts	30,689,972	30,689,972	3,158,890
Without senior collateral or counter-collateral	30,689,972	30,689,972	3,158,890
Documents	1,258,965	1,258,965	25,130,692
With senior “A” collateral and counter-collateral			2,797,148
Without senior collateral or counter-collateral	1,258,965	1,258,965	22,333,544
Mortgage and pledge	2,947,905	2,947,905	2,601,948
With senior “B” collateral and counter-collateral	614,453	614,453	892,482
Without senior collateral or counter-collateral	2,333,452	2,333,452	1,709,466
Personal	8,636	8,636	40,193
Without senior collateral or counter-collateral	8,636	8,636	40,193
Credit cards	1,304,385	1,304,385	1,874,043
Without senior collateral or counter-collateral	1,304,385	1,304,385	1,874,043
Other	24,226,181	24,226,181	11,891,274
With senior “A” collateral and counter-collateral	1,178	1,178	85,995
With senior “B” collateral and counter-collateral	34,213	34,213	169,154
Without senior collateral or counter-collateral	24,190,790	24,190,790	11,636,125
Total loans and other financial	60,436,044	60,436,044	44,697,040
Eventual commitments	11,412,205	11,412,205	19,407,238
Total	71,848,249	71,848,249	64,104,278
Allowances	540,164	540,164	386,182

123	Jorge Pablo Brito Chairperson

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	416,058,887
Financial institutions	2,219,786,919
Other	54,792,752
Debt securities at fair value through profit or loss			842,993,411	802,765,675	36,844,120	3,383,616
Derivative financial instruments			19,283,771	33,492	19,250,279
Other financial assets	501,979,459		46,163,784	45,978,629		185,155
Loans and other financing
To the non-financial government sector	69,936,579
Other financial institutions (1)	63,132,416
To the non-financial private sector and foreign residents
Overdrafts	541,134,853
Documents	1,021,239,445
Mortgage loans	504,071,972
Pledge loans	122,617,082
Personal loans	1,153,204,936
Credit cards	1,378,563,049
Financial leases	16,448,771
Other (1)	931,330,407
Other debt securities	2,687,768,166	438,703,737		438,703,737
Financial assets delivered as guarantee	246,158,423		942,189	942,189
Equity instruments at fair value through profit or loss			8,721,010	2,128,616		6,592,394
TOTAL FINANCIAL ASSETS	11,928,224,116	438,703,737	918,104,165	1,290,552,338	56,094,399	10,161,165

(1)	Includes total provisions of the sector.

124	Jorge Pablo Brito Chairperson

EXHIBIT P

(continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	643,700,325
From the financial sector	12,022,826
From the non-financial private sector and foreign residents
Checking accounts	1,030,746,073
Savings accounts	3,958,813,403
Time deposits and investment accounts	2,049,617,546
Other	727,805,714
Liabilities at fair value through profit or loss			7,183,451	7,183,451
Derivative financial instruments			1,321,602	92,978	1,228,624
Repo transactions
Other financial institutions	18,956,694
Other financial liabilities	1,031,875,594
Financing received from Central Bank and other financial institutions	43,472,692
Issued corporate bonds	14,789,758
Subordinated corporate bonds	417,675,451
TOTAL FINANCIAL LIABILITIES	9,949,476,076		8,505,053	7,276,429	1,228,624

125	Jorge Pablo Brito Chairperson

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	865,299,956
Financial institutions	1,754,503,315
Other	122,030
Debt securities at fair value through profit or loss			3,815,466,650	3,770,471,313	44,980,059	15,278
Derivative financial instruments			28,621,262	1,429	28,619,833
Repo transactions
BCRA	1,340,514,525
Other financial assets	381,065,428		57,469,988	57,331,923		138,065
Loans and other financing
To the non-financial government sector	10,271,322
Other financial institutions (1)	21,700,303
To the non-financial private sector and foreign residents
Overdrafts	626,939,697
Documents	736,778,932
Mortgage loans	359,589,458
Pledge loans	61,251,124
Personal loans	518,869,616
Credit cards	1,055,651,798
Financial leases	20,662,718
Other (1)	581,327,091
Other debt securities	305,095,435	635,193,336		629,197,694	5,995,642
Financial assets delivered as guarantee	234,451,717		54,939,285	54,939,285
Equity instruments at fair value through profit or loss			6,998,576	2,473,814		4,524,762
TOTAL FINANCIAL ASSETS	8,874,094,465	635,193,336	3,963,495,761	4,514,415,458	79,595,534	4,678,105

(1)	Includes total provisions of the sector.

126	Jorge Pablo Brito Chairperson

EXHIBIT P

(continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	407,437,205
From the financial sector	43,956,526
From the non-financial private sector and foreign residents
Checking accounts	1,109,772,817
Savings accounts	3,114,083,306
Time deposits and Investment accounts	2,282,679,207
Other	381,229,139
Liabilities at fair value through profit or loss		30,106,856	30,106,856
Derivative financial instruments		6,179,869	87,955	6,091,914
Repo transactions
Other financial institutions	51,395,109
Other financial liabilities	815,507,243
Financing received from Central Bank and other financial institutions	43,115,043
Issued corporate bonds	128,184,411
Subordinated corporate bonds	714,760,748
TOTAL FINANCIAL LIABILITIES	9,092,120,754	36,286,725	30,194,811	6,091,914

127	Jorge Pablo Brito Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	12/31/2024	12/31/2023
For measurement of financial assets at fair value through profit or loss
Gain from government securities	2,205,246,237	1,885,569,872
Gain from private securities	35,637,254	151,149,338
Gain from derivative financial instruments
Forward transactions	16,383,402	39,280,093
Gain from other financial assets	5,889,719	2,606,092
Gain from equity instruments at fair value through profit or loss	5,184,595	7,594,841
(Loss) / gain from sales or decreases of financial assets at fair value (1)	(4,389,259)	43,659,699
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(42,816,842)	(17,013,432)
Total	2,221,135,106	2,112,846,503

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the fiscal year.

128	Jorge Pablo Brito Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

Interest and adjustment for the application of the effective interest rate of	Net financial Income / (Loss)
financial assets and financial liabilities measured at amortized cost	12/31/2024	12/31/2023
Interest income
for cash and bank deposits	16,134,726	14,911,339
for government securities	802,700,355	2,128,729,467
for private securities	2,522,442	3,016,226
for loans and other financing
Non-financial public sector	13,357,942	41,659,745
Financial sector	7,831,744	7,146,854
Non-financial private sector
Overdrafts	304,066,183	380,497,484
Documents	221,498,786	341,550,529
Mortgage loans	357,554,176	317,514,110
Pledge loans	16,303,760	21,575,511
Personal loans	542,273,917	532,001,990
Credit cards	290,079,302	433,483,007
Financial leases	14,322,896	7,501,441
Other	337,224,867	386,777,964
for repo transactions
Central Bank of Argentina	294,479,638	427,260,740
Other financial institutions	3,204,524	1,556,014
Total	3,223,555,258	5,045,182,421
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(164,511,489)	(242,131,030)
Saving accounts	(42,111,236)	(39,457,939)
Time deposits and investments accounts	(1,628,352,891)	(3,164,180,264)
Other		(30)
for financing received from Central Bank of Argentina and other financial institutions	(5,061,148)	(4,636,367)
for repo transactions
Other financial institutions	(8,268,119)	(30,211,753)
for other financial liabilities	(12,977,964)	(15,504,529)
for issued corporate bonds	(16,308,042)	(3,597,839)
for other subordinated corporate bonds	(29,428,813)	(30,880,107)
Total	(1,907,019,702)	(3,530,599,858)

Jorge Pablo Brito
129	Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

Interest and adjustment for the application of the effective interest rate of financial assets measured at	Income for the fiscal year	Other comprehensive income	Income for the fiscal year	Other comprehensive income
fair value through other comprehensive income	12/31/2024	12/31/2024	12/31/2023	12/31/2023
for debt government securities	301,590,825	(99,074,735)	291,436,878	102,629,907
Total	301,590,825	(99,074,735)	291,436,878	102,629,907

	Income for the fiscal year
Item	12/31/2024	12/31/2023
Commissions income
Commissions related to obligations	292,895,949	299,801,347
Commissions related to credits	14,494,755	3,286,386
Commissions related to loans commitments and financial guarantees	5,191,319	1,194,708
Commissions related to securities value	21,116,874	17,511,970
Commissions for credit cards	178,431,291	174,502,371
Commissions for insurances	32,070,531	26,591,082
Commissions related to trading and foreign exchange transactions	20,900,195	12,184,697
Total	565,100,914	535,072,561

Commissions expenses
Commissions related to debt securities trading	(532,266)	(887,755)
Commissions related to trading and foreign exchange transactions	(5,797,270)	(3,305,593)
Other
Commissions paid ATM exchange	(54,626,184)	(33,339,818)
Checkbooks commissions and clearing houses	(13,416,450)	(10,607,852)
Credit cards and foreign trade commissions	(4,813,394)	(6,177,686)
Total	(79,185,564)	(54,318,704)

Jorge Pablo Brito
130	Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2024
Other financial assets	1,296,294	(336,814)	751	39	(680,354)	279,916
Loans and other financing	116,825,353	36,966,510	11,712,483	24,521,446	(66,689,880)	123,335,912
Other financial institutions	50,578	7,114	226		(28,204)	29,714
To the non-financial private sector and foreign residents
Overdrafts	15,686,829	4,703,796	(1,372,126)	1,902,799	(8,771,672)	12,149,626
Documents	7,106,664	1,826,965	(96,671)	755,990	(4,043,390)	5,549,558
Mortgage loans	10,652,810	1,290,596	862,024	1,952,975	(6,008,385)	8,750,020
Pledge loans	761,613	1,141,336	227,486	37,810	(466,809)	1,701,436
Personal loans	21,810,202	15,086,837	6,722,244	11,254,246	(13,022,832)	41,850,697
Credit cards	23,281,815	7,889,171	5,864,894	12,295,927	(13,752,395)	35,579,412
Financial leases	232,733	236,674	35,026	73,149	(136,491)	441,091
Other	37,242,109	4,784,021	(530,620)	(3,751,450)	(20,459,702)	17,284,358
Eventual commitments	4,588,756	5,357,645	657,861	(444)	(2,738,615)	7,865,203
Other debt securities	26,154	(5,127)		(150)	(15,061)	5,816
Total of allowances	122,736,557	41,982,214	12,371,095	24,520,891	(70,123,910)	131,486,847

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2023
Other financial assets	617,375	1,429,579			(750,660)	1,296,294
Loans and other financing	74,610,444	40,454,205	27,864,233	65,780,132	(91,883,661)	116,825,353
Other financial institutions	55,208	72,703			(77,333)	50,578
To the non-financial private sector and foreign residents
Overdrafts	3,572,863	4,704,047	8,973,974	5,467,492	(7,031,547)	15,686,829
Documents	3,839,410	5,014,399	2,375,573	1,859,148	(5,981,866)	7,106,664
Mortgage loans	8,096,335	(241,772)	2,320,859	8,866,229	(8,388,841)	10,652,810
Pledge loans	1,286,003	(52,263)	533,238	57,485	(1,062,850)	761,613
Personal loans	28,126,676	12,166,789	1,389,635	8,656,951	(28,529,849)	21,810,202
Credit cards	18,755,689	12,970,757	3,895,604	11,825,645	(24,165,880)	23,281,815
Financial leases	146,720	155,729	61,065	29,551	(160,332)	232,733
Other	10,731,540	5,663,816	8,314,285	29,017,631	(16,485,163)	37,242,109
Eventual commitments	4,725,003	4,094,413	214,401	1,169	(4,446,230)	4,588,756
Other debt securities	5,394	36,173		377	(15,790)	26,154
Total of allowances	79,958,216	46,014,370	28,078,634	65,781,678	(97,096,341)	122,736,557

Jorge Pablo Brito
131	Chairperson

SEPARATE STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2024	12/31/2023 (1)
ASSETS
Cash and deposits in banks	11	P	2,616,967,892	2,532,673,657
Cash			416,044,072	865,285,033
Central Bank of Argentina			1,873,887,706	1,123,543,196
Other local and foreign entities			272,243,362	543,723,398
Other			54,792,752	122,030
Debt securities at fair value through profit or loss	11	A and P	575,391,677	3,655,742,066
Derivative financial instruments	5 and 11	P	19,283,771	28,621,262
Repo transactions	6 and 11	P		1,340,514,525
Other financial assets	7, 9 and 11	P and R	444,470,704	233,190,570
Loans and other financing	8, 9 and 12	B, C, D, P and R	5,774,866,487	3,934,581,725
Non-financial public sector			69,936,579	10,271,322
Other financial entities			63,132,416	21,700,303
Non-financial private sector and foreign residents			5,641,797,492	3,902,610,100
Other debt securities	9 and 11	A, P and R	3,049,742,526	836,641,871
Financial assets delivered as guarantee	10, 12 and 35	P	234,445,766	256,097,327
Current income tax assets	24		83,642,892	289,336
Equity instruments at fair value through profit or loss	11	A and P	7,736,916	5,710,264
Investments in subsidiaries, associates and joint ventures	12 and 13	E	276,733,811	229,055,530
Property, plant and equipment		F	787,160,279	775,702,910
Intangible assets		G	143,933,701	162,220,968
Other non-financial assets	14		94,982,220	111,222,065
Non-current assets held for sale			69,587,048	82,369,140
TOTAL ASSETS			14,178,945,690	14,184,633,216

(2)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 3 to the consolidated Financial Statements.

Jorge Pablo Brito
132	Chairperson

SEPARATE STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2024	12/31/2023 (1)
LIABILITIES
Deposits	11 and 16	H, I and P	8,404,894,601	7,232,833,196
Non-financial public sector			643,700,325	407,437,205
Financial sector			11,609,878	43,956,526
Non-financial private sector and foreign residents			7,749,584,398	6,781,439,465
Liabilities at fair value through profit or loss			38,403	16,909
Derivative financial instruments	5 and 11	I and P	1,321,602	6,179,869
Repo transactions	11	I and P	18,956,694	51,395,109
Other financial liabilities	11 and 17	I and P	809,323,141	586,918,881
Financing received from the BCRA and other financial institutions	11	I and P	43,472,382	43,115,043
Issued corporate bonds	11 and 39	I and P	14,789,758	134,466,854
Current income tax liabilities	24			437,358,457
Subordinated corporate bonds	11 and 39	I and P	419,379,179	716,731,761
Provisions	19	J and R	16,904,776	18,835,175
Deferred income tax liabilities	24		79,100,671	97,596,402
Other non-financial liabilities	20		321,246,931	419,260,204
TOTAL LIABILITIES			10,129,428,138	9,744,707,860

SHAREHOLDERS’ EQUITY
Capital stock	32	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Capital adjustments			1,250,693,939	1,250,693,939
Earnings reserved			2,481,383,467	1,819,736,221
Unappropriated retained earnings			(10,029,265)	1,327,925
Accumulated other comprehensive income			(9,742,839)	87,683,564
Net income for the fiscal year			324,143,056	1,267,414,513
TOTAL SHAREHOLDERS’ EQUITY			4,049,517,552	4,439,925,356
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			14,178,945,690	14,184,633,216

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 3 to the consolidated Financial Statements.

Notes 1 to 46 to the separate Financial Statements and exhibits A to L and N to R are an integral part of these separate Financial Statements.

Jorge Pablo Brito
133	Chairperson

SEPARATE STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2024	12/31/2023 (1)
Interest income		Q	3,513,607,220	5,312,548,673
Interest expense		Q	(1,896,064,539)	(3,517,674,015)
Net interest income			1,617,542,681	1,794,874,658
Commissions income	25	Q	546,866,816	520,711,950
Commissions expense		Q	(58,470,726)	(41,362,625)
Net commissions income			488,396,090	479,349,325
Subtotal (Net interest income plus Net commissions income)			2,105,938,771	2,274,223,983
Net gain from measurement of financial instruments at fair value through profit or loss		Q	2,086,761,917	1,959,933,789
Profit from sold or derecognized assets at amortized cost			992,190	745,473
Differences in quoted prices of gold and foreign currency	26		137,350,742	1,696,516,077
Other operating income	27		117,399,290	118,405,243
Credit loss expense on financial assets			(109,135,361)	(99,779,143)
Net operating income			4,339,307,549	5,950,045,422
Employee benefits	28		(676,543,291)	(586,632,157)
Administrative expenses	29		(349,898,154)	(342,166,917)
Depreciation and amortization of fixed assets		F and G	(135,412,105)	(124,002,506)
Other operating expenses	30		(653,320,178)	(675,366,682)
Operating income			2,524,133,821	4,221,877,160
Income from subsidiaries, associates and joint ventures	13		72,126,356	396,037,501
Loss on net monetary position			(2,268,700,132)	(2,779,435,825)
Income before tax on continuing operations			327,560,045	1,838,478,836
Income tax on continuing operations	24		(3,416,989)	(571,064,323)
Net income from continuing operations			324,143,056	1,267,414,513
Net income for the fiscal year			324,143,056	1,267,414,513

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 3 to the consolidated Financial Statements.

Jorge Pablo Brito
134	Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

Items	12/31/2024	12/31/2023 (1)
Net profit attributable to parent’s shareholders	324,143,056	1,267,414,513
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	324,143,056	1,267,414,513
Weighted average of outstanding common shares of the fiscal year	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the fiscal year adjusted for dilution	639,413	639,413
Basic earnings per share (in pesos)	506.9385	1,982.1532

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 3 to the consolidated Financial Statements.

Jorge Pablo Brito
135	Chairperson

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2024	12/31/2023 (1)
Net income for the fiscal year			324,143,056	1,267,414,513
Items of Other Comprehensive Income that will be reclassified to profit or loss for the fiscal year
Foreign currency translation differences from Financial Statements conversion			(28,277,535)	21,251,236
Foreign currency translation differences for the fiscal year			(28,277,535)	21,251,236
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(76,333,079)	67,346,677
Profit or loss for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(106,258,946)	103,757,098
Reclassification for the fiscal year			(11,176,560)	(146,829)
Income tax	24.b)		41,102,427	(36,263,592)
Interest in other comprehensive income / (loss) of associates and joint ventures accounted for using the participation method			7,184,211	(1,127,191)
Income / (loss) for the fiscal year from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method			7,184,211	(1,127,191)
Total other comprehensive (loss) / income that will be reclassified to profit or loss			(97,426,403)	87,470,722
Total other comprehensive (loss) / income			(97,426,403)	87,470,722
Total comprehensive income for the fiscal year			226,716,653	1,354,885,235

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 3 to the consolidated Financial Statements.

Notes 1 to 46 to the separate Financial Statements and exhibits A to L and N to R are an integral part of these separate Financial Statements.

Jorge Pablo Brito
136	Chairperson

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,250,693,939	24,303,265	63,380,299	746,307,107	1,073,429,114	1,268,742,438	4,439,925,356
Total comprehensive income for the fiscal year
- Net income for the fiscal year									324,143,056	324,143,056
- Other comprehensive loss for the fiscal year					(28,277,535)	(69,148,868)				(97,426,403)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 12, 2024
- Legal reserve							255,786,944		(255,786,944)
- Reserve for dividends pending Central Bank of Argentina’s authorization (1)								1,020,691,459	(1,020,691,459)
- Dividends (1)								(614,831,157)		(614,831,157)
- Personal assets tax on shares and equity interests									(2,293,300)	(2,293,300)
Amount at the end of the fiscal year		639,413	12,429,781	1,250,693,939	(3,974,270)	(5,768,569)	1,002,094,051	1,479,289,416	314,113,791	4,049,517,552

(1)	See Note 33 to the consolidated Financial Statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity (1)
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,250,693,939	3,052,029	(2,839,187)	687,935,463	1,230,125,220	292,784,585	3,474,821,243
Total comprehensive income for the fiscal year
- Net income for the fiscal year									1,267,414,513	1,267,414,513
- Other comprehensive income for the fiscal year					21,251,236	66,219,486				87,470,722
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 25, 2023
- Legal reserve							58,371,644		(58,371,644)
- Reserve for dividends pending Central Bank of Argentina’s authorization								228,930,208	(228,930,208)
- Dividends								(385,626,314)		(385,626,314)
- Personal assets tax on shares and equity interests									(4,154,808)	(4,154,808)
Amount at the end of the fiscal year		639,413	12,429,781	1,250,693,939	24,303,265	63,380,299	746,307,107	1,073,429,114	1,268,742,438	4,439,925,356

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 3 to the consolidated Financial Statements.

Notes 1 to 46 to the separate Financial Statements and exhibits A to L and N to R are an integral part of these separate Financial Statements.

Jorge Pablo Brito
137	Chairperson

SEPARATE STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2024	12/31/2023 (1)
Cash flows from operating activities
Income for the fiscal year before income tax		327,560,045	1,838,478,836
Adjustment for the total monetary effect of the fiscal year		2,268,700,132	2,779,435,825
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		135,412,105	124,002,506
Credit loss expense on financial assets		109,135,361	99,779,143
Difference in quoted prices of foreign currency		(229,486,715)	(1,050,382,168)
Other adjustments		(1,739,988,100)	274,949,521
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		4,773,293,663	(1,924,191,734)
Derivative financial instruments		9,337,491	20,010,125
Repo transactions		1,340,514,525	(364,050,204)
Loans and other financing
Non-financial public sector		(59,665,257)	4,694,626
Other financial entities		(41,432,113)	(15,411,739)
Non-financial private sector and foreign residents		(1,848,322,753)	666,912,382
Other debt securities		(4,219,815,228)	529,572,577
Financial assets delivered as guarantee		21,651,561	36,635,141
Equity instruments at fair value through profit or loss		(2,026,652)	(508,520)
Other assets		(241,938,312)	32,569,232
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		236,263,120	(338,184,848)
Financial sector		(32,346,648)	32,743,962
Non-financial private sector and foreign residents		968,144,933	(2,657,249,305)
Liabilities at fair value through profit or loss		21,494	(44,290,461)
Derivative financial instruments		(4,858,267)	(12,517,212)
Repo transactions		(32,438,415)	51,395,109
Other liabilities		137,571,380	(313,711,515)
Income tax payments		(301,386,794)	(42,328,765)
Total cash from (used in) operating activities (A)		1,573,900,556	(271,647,486)

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 3 to the consolidated Financial Statements.

Jorge Pablo Brito
138	Chairperson

SEPARATE STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2024	12/31/2023 (1)
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(120,653,380)	(111,861,505)
Obtaining control of subsidiaries or other businesses		(8,526,251)	(47,813,256)
Other payments related to investing activities			(1,356,167)
Collections:
Other collections related to investing activities			350,545,498
Total cash used in investing activities (B)		(129,179,631)	189,514,570
Cash flows from financing activities
Payments:
Dividends	42	(466,782,308)	(67,708)
Non-subordinated corporate bonds		(82,463,383)	(1,848,387)
Financing to local financial entities			(11,874,445)
Subordinated corporate bonds		(28,369,186)	(27,001,535)
Other payments related to financing activities		(8,221,337)	(7,975,014)
Collections / Incomes:
Non-subordinated corporate bonds			56,883,600
Total cash used in financing activities (C)		(585,836,214)	8,116,511
Effect of exchange rate fluctuations (D)		364,726,222	1,898,748,126
Monetary effect on cash and cash equivalents (E)		(1,323,966,035)	(3,966,980,732)
Net decrease in cash and cash equivalents (A+B+C+D+E)		(100,355,102)	(2,142,249,011)
Cash and cash equivalents at the beginning of the fiscal year	31	2,818,520,812	4,960,769,823
Cash and cash equivalents at the end of the fiscal year	31	2,718,165,710	2,818,520,812

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 3 to the consolidated Financial Statements.

Notes 1 to 46 to the separate Financial Statements and exhibits A to L and N to R are an integral part of these separate Financial Statements.

Jorge Pablo Brito
139	Chairperson

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU and Fintech SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE, for its acronym in Spanish).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. During the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on October 1, 2021, the Bank acquired the control of Fintech SGR that, as explained in Note 3 to the consolidated Financial Statements, is a structured entity in which the Bank has control.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU (formerly known as Comercio Interior SAU). The main purpose of this company is grain brokerage. See also Note 9.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see Note 1 to the consolidated Financial Statements.

On the other hand, on November 19, 2024, the BCRA authorized Banco Macro SA, under the terms of section 7 of the Financial Institutions Law, to merge by absorption, as absorbing entity, with Banco BMA SAU.

On February 26, 2025, the Board of Directors approved the issuance of these separate Financial Statements. Even when the shareholders’ meeting has the power to amend these separate Financial Statements after issuance, in Management’s opinion it will not happen.

2.	OPERATIONS OF THE BANK

Note 2 to the consolidated Financial Statements includes a detailed description of the agreements that relate the Bank with the provincial and municipal Governments.

140

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These separate Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the regulatory provisions established by the BCRA, which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

The transitory exceptions established by BCRA to the application of effective IFRS Accounting Standards as issued by the IASB that affect the preparation of these separate Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS Accounting Standards as issued by the IASB, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by Communiqué “A” 6847. As of the date of issuance of these separate Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Through Communiqué “A 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the consolidated Financial Statements).

If IFRS 9 had been applied, and according an estimation calculated by the Bank, the Statement of income for the fiscal year ended December 31, 2024, would have recorded an increase in “Interest income” for an amount of 88,918 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 94,587 and, on the other hand, a decrease in “Loss on net monetary position” for an amount of 7,191, and as a counterpart an increase in “Other comprehensive income” for that fiscal year. In addition, it would have been recorded in the Statement of income for the fiscal year ended December 31, 2023 a decrease in “Interest income” for an amount of 9,396,363 and, on the other hand, an increase in “Loss on net monetary position” for an amount of 299,118 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 8,857,767, and as a counterpart an increase in “Other comprehensive income” for that fiscal year. These changes would not have resulted into modifications to the total shareholder equity as of those dates nor the total comprehensive income for the fiscal years ended December 31, 2024 and 2023.

Applicable Accounting Policies

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS Accounting Standards as issued by the IASB as currently approved and are applicable to the preparation of these separate Financial Statements in accordance with the IFRS Accounting Standards as issued by the IASB as adopted by the BCRA through Communiqué “A” 8164. Generally, the BCRA does not allow the anticipated application of any IFRS Accounting Standards, unless otherwise expressly stated.

Note 3 to the consolidated Financial Statements presents further detailed descriptions of the basis for the presentation of such Financial Statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these separate Financial Statements, except for the goodwill generated by the business combination, as mentioned in Note 12, which according to BCRA Communiqué “A” 6618, in the separate Financial Statements, is included in the net investment of the subsidiary.

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these separate Financial Statements were prepared on the going concern basis.

141

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

Subsidiaries

As mentioned in Note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investments in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “Income from subsidiaries, associates and joint ventures” in the separate statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) for the fiscal year from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the equity method”, in the separate statement of other comprehensive income.

Transcription into books

As of the date of issuance of these separate Financial Statements, the analytical detail is in the process of being transcribed into the Bank’s inventory book (“Libro Inventario”), the general ledger and the separate Financial Statements into the Bank’s balance book (“Libro Balances”).

Standards amendments adopted in the fiscal year

Standards amendments adopted are described in Note 3 to the consolidated Financial Statements.

New pronouncements

New pronouncements are described in Note 3 to the consolidated Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of December 31, 2024 and 2023, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	12/31/2024	12/31/2023
Undrawn commitments of credit cards and checking accounts	4,006,933,173	3,015,330,004
Guarantees granted (1)	186,443,599	390,575,624
Overdraft and unused agreed commitments (1)	46,404,145	79,663,599
Responsibilities for foreign trade operations		87,345,788
Subtotal	4,239,780,917	3,572,915,015
Less: Allowance for ECL	(7,699,413)	(4,523,473)
Total	4,232,081,504	3,568,391,542

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 827,767 and 1,423,732, as of December 31, 2024 and 2023, respectively. The Overdraft and unused agreed commitments include an amount of 795,029 and 25,479, as of December 31, 2024 and 2023, respectively.

142

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 44 to the consolidated Financial Statements.

5.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes through Futures and Forwards. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Forward contracts are customized contracts traded on an over-the-counter market. Future contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and, generally, subject to daily cash margin requirements. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have a higher settlement risk than future contracts that, unless they are chosen to be performed by delivery, are settled on a net basis. Both types of contracts expose the Bank to market risk.

At the beginning, derivatives often imply only a mutual exchange of promises with little or no investment. Nevertheless, these instruments frequently imply high levels of leverage and are quite volatile. A relatively small movement in the value of the underlying asset could have a significant impact in profit or loss. Furthermore, over-the-counter derivatives may expose the Bank to risks related to the absence of an exchange market in which to close an open position. The Bank’s exposure for derivative contracts is monitored on a regular basis as part of its general risk management framework. Information on the Bank’s credit risk management objectives and policies is included in Note 44 to the consolidated Financial Statements.

Notional values indicate the amount of the underlying pending transactions at year end and are not indicative of either the market risk or the credit risk. The fair value of the derivative financial instruments recognized as assets or liabilities in the consolidated statement of financial position is presented as follows. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in exhibit Q “Breakdown of statement of income”.

		12/31/2024		12/31/2023
Derivative financial Assets	Underlying notional value	Notional value (in thousands)	Fair value	Notional value (in thousands)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	82,701	2,500,969	113,653	28,621,262
Put options taken (1)	Argentine pesos	2,304,282,735	16,782,802
Total derivatives held for trading		2,304,365,436	19,283,771	113,653	28,621,262

(1)	Corresponds to the premium to be earned on the options acquired by the Bank that give it the opportunity to sell the underlying asset (government security) at a value determined by the applicable regulations of the BCRA. In this operation, the options can be exercised up to one day before the expiration of the underlying asset. Considering the terms and conditions of these put options established by the BCRA, they are considered "out of the money" with a fair value equal to zero.

143

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

		12/31/2024		12/31/2023
Derivative financial liabilities	Underlying notional value	Notional value (in thousands)	Fair value	Notional value (in thousands)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	70,650	1,278,065	132,179	6,179,869
Put options taken	Argentine pesos	275,020	43,537
Total derivatives held for trading		345,670	1,321,602	132,179	6,179,869

Derivatives held for trading are generally related to products offered by the Bank to its customers. The Bank shall also take positions expecting to benefit from favorable changes in prices, rates or indexes, i.e. take advantage of the high level of leverage of these contracts to obtain yields, assuming at the same time high market risk. Additionally, they may be held for arbitrage, i.e. to obtain a benefit free of risk for the combination of a derivative product and a portfolio of financial assets, trying to benefit from anomalous situations in the prices of assets in the markets.

6.	REPURCHASE AGREEMENTS

As of December 31, 2024 and 2023, the Bank has repurchase agreements of government and private securities, in absolute value, for 18,956,694 and 1,391,909,634, respectively. Maturity of the repurchase agreements as of December 2024 will occur during the month of January 2025. Furthermore, the securities received guarantee repurchase agreements as of December 31, 2023, total 1,479,609,206, and are recognized as an off balance sheet transaction, while the securities delivered that guarantee repurchase agreements as of December 31, 2024 and 2023 amount to 23,031,652 and 66,304,450, respectively, and are recorded as “Financial assets delivered in guarantee” of the Financial Statements.

Profit generated by the Bank as a result of its repurchase agreements arranged during the fiscal years ended on December 31, 2024 and 2023, total 297,684,163 and 428,812,085, respectively, and were accounted for in “Interest income” in the statement of income. In addition, losses generated by the Bank as a result of its repurchase agreements arranged during the fiscal years ended on December 31, 2024 and 2023 total 8,268,119 and 30,211,754, respectively, and are recognized as “Interest expense” in the Statement of income.

7.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Receivables from spot sales of government securities pending settlement	285,734,398	44,912
Sundry debtors	156,556,735	230,123,660
Private securities	185,155	138,064
Receivables from spot sales of foreign currency pending settlement		2,862,416
Debtors from operations		24,716
Other	2,244,858	1,293,096
Subtotal	444,721,146	234,486,864
Less: Allowances for ECL	(250,442)	(1,296,294)
Total	444,470,704	233,190,570

144

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

Disclosures related to allowance for ECL are detailed in Note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

8.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Non-financial public sector (1)	69,936,579	10,271,322
Other financial entities	63,132,416	21,700,303
Other financial entities	63,162,130	21,750,881
Less: allowance for ECL	(29,714)	(50,578)
Non-financial private sector and foreign residents	5,641,797,492	3,902,610,100
Overdrafts	541,134,853	626,939,698
Documents	1,018,361,177	732,432,669
Mortgage loans	504,071,972	359,589,458
Pledge loans	122,617,082	61,251,124
Personal loans	1,153,204,936	518,869,616
Credit cards	1,378,563,049	1,055,651,798
Financial leases	16,449,015	20,730,172
Other	1,030,452,928	643,576,834
Less: allowance for ECL	(123,057,520)	(116,431,269)
Total	5,774,866,487	3,934,581,725

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

9.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Exhibit P discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards”. Additionally, Note 11 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards, checking account advance agreements and letter of credits, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and off balance items are as follows.

145

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

9.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	12/31/2024	12/31/2023
Loans and other financing	5,897,953,721	4,051,063,572
Individual assessment	1,500,148,974	897,086,209
Collective assessment	4,397,804,747	3,153,977,363
Less: Allowance for ECL (1)	(123,087,234)	(116,481,847)
Total	5,774,866,487	3,934,581,725

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

Internal rating		12/31/2024
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		5,602,841,904	107,331,873		5,710,173,777	96.82
High grade	0.00% - 3.50%	5,023,192,947	27,078,504		5,050,271,451	85.63
Standard grade	3.51% - 7.00%	338,414,728	24,728,616		363,143,344	6.16
Sub-standard grade	7.01% - 33.00%	241,234,229	55,524,753		296,758,982	5.03
Past due but not impaired (1)	33.01% - 99.99%	57,069,647	64,085,088		121,154,735	2.05
Impaired	100%			66,625,209	66,625,209	1.13
	Total	5,659,911,551	171,416,961	66,625,209	5,897,953,721	100
	%	95.96	2.91	1.13	100

Internal rating		12/31/2023
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		3,792,693,041	107,415,587		3,900,108,628	96.27
High grade	0.00% - 3.50%	3,549,282,187	38,375,336		3,587,657,523	88.56
Standard grade	3.51% - 7.00%	161,454,681	24,164,485		185,619,166	4.58
Sub-standard grade	7.01% - 33.00%	81,956,173	44,875,766		126,831,939	3.13
Past due but not impaired (1)	33.01% - 99.99%	20,818,792	86,657,976		107,476,768	2.66
Impaired	100%			43,478,176	43,478,176	1.07
	Total	3,813,511,833	194,073,563	43,478,176	4,051,063,572	100
	%	94.14	4.79	1.07	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

146

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

9.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of corporate loans by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 44 section “Credit risk” to the consolidated Financial Statements.

Internal rating		12/31/2024
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,467,617,978	15,149,753		1,482,767,731	98.84
High grade	0.00% - 3.50%	1,452,583,515	12,098,069		1,464,681,584	97.63
Standard grade	3.51% - 7.00%	4,451,091	3,051,684		7,502,775	0.50
Sub-standard grade	7.01% - 33.00%	10,583,372			10,583,372	0.71
Past due but not impaired	33.01% - 99.99%
Impaired	100%			17,381,243	17,381,243	1.16
	Total	1,467,617,978	15,149,753	17,381,243	1,500,148,974	100
	%	97.83	1.01	1.16	100

Internal rating		12/31/2023
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		827,718,616	15,455,160		843,173,776	93.99
High grade	0.00% - 3.50%	749,309,375	9,304,513		758,613,888	84.57
Standard grade	3.51% - 7.00%	44,696,724	3,182		44,699,906	4.98
Sub-standard grade	7.01% - 33.00%	33,712,517	6,147,465		39,859,982	4.44
Past due but not impaired	33.01% - 99.99%		38,587,859		38,587,859	4.30
Impaired	100%			15,324,574	15,324,574	1.71
	Total	827,718,616	54,043,019	15,324,574	897,086,209	100
	%	92.27	6.02	1.71	100

9.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 44 section “Credit risk” to the consolidated Financial Statements.

147

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

Internal rating		12/31/2024
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		4,135,223,926	92,182,120		4,227,406,046	96.13
High grade	0.00% - 3.50%	3,570,609,432	14,980,435		3,585,589,867	81.53
Standard grade	3.51% - 7.00%	333,963,637	21,676,932		355,640,569	8.09
Sub-standard grade	7.01% - 33.00%	230,650,857	55,524,753		286,175,610	6.51
Past due but not impaired (1)	33.01% - 99.99%	57,069,647	64,085,088		121,154,735	2.75
Impaired	100%			49,243,966	49,243,966	1.12
	Total	4,192,293,573	156,267,208	49,243,966	4,397,804,747	100
	%	95.33	3.55	1.12	100

Internal rating		12/31/2023
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,964,974,425	91,960,427		3,056,934,852	96.93
High grade	0.00% - 3.50%	2,799,972,812	29,070,823		2,829,043,635	89.70
Standard grade	3.51% - 7.00%	116,757,957	24,161,303		140,919,260	4.47
Sub-standard grade	7.01% - 33.00%	48,243,656	38,728,301		86,971,957	2.76
Past due but not impaired (1)	33.01% - 99.99%	20,818,792	48,070,117		68,888,909	2.18
Impaired	100%			28,153,602	28,153,602	0.89
	Total	2,985,793,217	140,030,544	28,153,602	3,153,977,363	100
	%	94.67	4.44	0.89	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

9.2	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up the financial trusts or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	6,332,597			6,332,597	82.85
Financial trusts	1,310,610			1,310,610	17.15
Total	7,643,207			7,643,207	100
%	100			100

148

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	22,473,671			22,473,671	93.95
Financial trusts	1,448,430			1,448,430	6.05
Other private securities			312	312
Total	23,922,101		312	23,922,413	100
%	100			100

The related ECL for Corporate Bonds as of December 31, 2024 and 2023 amounted to 4,117 and 25,541, respectively. The ECL related to Financial trusts as of December 31, 2024 and 2023 amounted to 1,699 and 301, respectively. The ECL related to Other private securities as of December 31, 2023 amounted to 312.

9.3	Government securities at amortized cost or fair value through OCI

This group includes local government securities, provincial securities or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters is performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL is calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A.

9.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	444,535,991			444,535,991	100
Total	444,535,991			444,535,991	100
%	100			100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	234,261,038			234,261,038	100
Total	234,261,038			234,261,038	100
%	100			100

The ECL related to these types of instruments amounted to 250,442 and 1,296,294 as of December 31, 2024 and 2023, respectively.

In exhibit R “Value adjustment for credit losses – Allowances for uncollectibility risk”, the ECL movements at sector and product level are also disclosed.

149

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

9.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	3,984,550,273	22,320,115	62,785	4,006,933,173	94.54
Guarantees granted	185,290,822	325,010		185,615,832	4.38
Overdraft and unused agreed commitments	45,557,863	51,253		45,609,116	1.08
Total	4,215,398,958	22,696,378	62,785	4,238,158,121	100
%	99.46	0.54		100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	2,992,085,586	23,238,765	5,653	3,015,330,004	84.42
Guarantees granted	389,151,892			389,151,892	10.90
Responsibilities for foreign trade operations	87,345,788			87,345,788	2.45
Overdraft and unused agreed commitments	79,566,816	71,304		79,638,120	2.23
Total	3,548,150,082	23,310,069	5,653	3,571,465,804	100
%	99.35	0.65		100

The related ECL for undrawn commitments of credit cards and checking accounts as of December 31, 2024 and 2023 amounted to 7,386,764 and 3,039,468, respectively. The ECL related to guarantees granted as of December 31, 2024 and 2023 amounted to 279,055 and 1,390,713, respectively. The ECL related to overdraft and unused agreed commitments as of December 31, 2024 and 2023 amounted to 33,594 and 93,292, respectively.

In exhibit R “Value adjustment for credit losses – Allowances for uncollectibility risk”, the ECL movements at sector and product level are also disclosed.

10.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

The composition of financial assets delivered as guarantee as of December 31, 2024 and 2023 is as follows:

	Carrying amount
Composition	12/31/2024	12/31/2023
For transactions with the BCRA	138,595,967	148,335,239
For guarantee deposits	72,818,147	41,457,638
For repo transactions	23,031,652	66,304,450
Total	234,445,766	256,097,327

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

150

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

11.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 11 to the consolidated Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these separate Financial Statements.

In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each fiscal year.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Exhibit P “Categories of financial liabilities for residual terms”, presents the hierarchy in the Bank’s financial asset and liability at fair value measurement.

Below is the reconciliation between the amounts at the beginning and the end of the fiscal year for the financial assets recognized at fair value, categorized as level 3:

	As of December 31, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	15,278	138,065	4,482,787
Profit and loss	518,980	(215,154)	5,362,145
Recognition and derecognition	3,212,353	451,596
Monetary effect	(362,995)	(189,352)	(3,326,023)
Amount at the end of the fiscal year	3,383,616	185,155	6,518,909

151

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	6,997,410	335,099	4,645,092
Transfers from level 3 (1)			(306,237)
Profit and loss	5,078,117	81,143	4,900,032
Recognition and derecognition	(7,524,345)
Monetary effect	(4,535,904)	(278,177)	(4,756,100)
Amount at the end of the fiscal year	15,278	138,065	4,482,787

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices observable in active markets as of December 31, 2023.

Note 11 to the consolidated Financial Statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each year end.

Except for the foregoing, as of December 31, 2024 and 2023, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of December 31, 2024 and 2023:

	12/31/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,616,967,892	2,616,967,892			2,616,967,892
Other financial assets	444,285,549	444,285,549			444,285,549
Loans and other financing	5,774,866,487			5,432,217,583	5,432,217,583
Other debt securities	2,687,768,166	2,470,198,227	61,476,176		2,531,674,403
Financial assets delivered as guarantee	233,503,577	233,503,577			233,503,577
Total	11,757,391,671	5,764,955,245	61,476,176	5,432,217,583	11,258,649,004

Financial liabilities
Deposits	8,404,894,601	5,525,059,399		2,896,392,407	8,421,451,806
Repo transactions	18,956,694	18,956,694			18,956,694
Other financial liabilities	809,323,141	786,070,682	27,767,664		813,838,346
Financing received from the BCRA and other financial institutions	43,472,382	41,572,590	1,899,792		43,472,382
Issued corporate bonds	14,789,758		14,789,758		14,789,758
Subordinated corporate bonds	419,379,179		404,066,809		404,066,809
Total	9,710,815,755	6,371,659,365	448,524,023	2,896,392,407	9,716,575,795

152

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,532,673,657	2,051,832,827			2,051,832,827
Repo transactions	1,340,514,525	1,148,724,776			1,148,724,776
Other financial assets	232,964,744	199,574,028			199,574,028
Loans and other financing	3,934,581,725			3,240,930,799	3,240,930,799
Other debt securities	305,095,437	92,161,432	121,001,588	106,073,948	319,236,968
Financial assets delivered as guarantee	186,359,926	160,013,955			160,013,955
Total	8,532,190,014	3,652,307,018	121,001,588	3,347,004,747	7,120,313,353

Financial liabilities
Deposits	7,232,833,196	3,608,265,703		2,403,606,179	6,011,871,882
Repo transactions	51,395,109	51,395,108			51,395,108
Other financial liabilities	586,849,255	536,810,501	22,860,381		559,670,882
Financing received from the BCRA and other financial institutions	43,115,043	16,001,363	480,704		16,482,067
Issued corporate bonds	134,466,854		125,373,465		125,373,465
Subordinated corporate bonds	716,731,761		606,781,258		606,781,258
Total	8,765,391,218	4,212,472,675	755,495,808	2,403,606,179	7,371,574,662

12.	BUSINESS COMBINATIONS

12.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU). Detailed information on this transaction is included in Note 12.1 to the consolidated Financial Statements.

12.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participações SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase. Detailed information on this transaction is included in Note 12.2 to the consolidated Financial Statements.

13.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

The Bank’s interests in associates and joint ventures are disclosed in Note 13 to the consolidated Financial Statements. For further information on the Bank’s interest in subsidiaries, associates and joint ventures, see also Exhibit E “Detailed information on interest in other companies”.

153

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

14.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Investment property (see Exhibit F)	61,457,681	58,391,290
Advanced prepayments	23,498,213	20,013,675
Tax advances	9,547,685	31,005,807
Other	478,641	1,811,293
Total	94,982,220	111,222,065

15.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

- has control or joint control of the Bank;

- has significant influence over the Bank;

- is a member of the key management personnel of the Bank or of a parent of the Bank;

- members of the same group;

- one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of December 31, 2024 and 2023, amounts balances and profit or loss related to transactions generated with related parties are as follows:

	As of December 31, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	8,738								8,738
Derivative instruments								12,057	12,057
Other financial assets				24,906,035					24,906,035
Loans and other financing (3)
Documents								513,202	513,202
Overdrafts						3,810	585	30,793,756	30,798,151
Credit cards						3,443	641,496	252,806	897,745
Financial leases					244			35,980	36,224
Personal loans							10,071		10,071
Mortgage loans							722,901		722,901
Other (4)							2,448,491	15,280,546	17,729,037
Guarantees granted								28,913,080	28,913,080
Total assets	8,738			24,906,035	244	7,253	3,823,544	75,801,427	104,547,241

154

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Liabilities
Deposits		72,405,682	1,442,672	3,407	5,577,942	316,811	19,255,279	10,908,712	109,910,505
Other financial liabilities							5,184	675,777	680,961
Subordinated corporate bonds		157,267		1,389,194	157,267				1,703,728
Other non-financial liabilities				159,996				3,224,075	3,384,071
Total liabilities		72,562,949	1,442,672	1,552,597	5,735,209	316,811	19,260,463	14,808,564	115,679,265

Income / (loss)
Interest income		85,005			10,931	235,074	1,866,620	13,201,010	15,398,640
Interest expense		(229,720)			(442,496)	(78,030)	(394,262)	(1,385,825)	(2,530,333)
Commissions income		168,533		9,150		3,532	959	120,310	302,484
Commissions expense				(183,217)		(201,201)	(341)	(518)	(385,277)
Net gain from measurement of financial instruments at fair value through profit or loss								(790,808)	(790,808)
Other operating income			89	8,019,956	15,702	40,384	85,737	88,724	8,250,592
Administrative expense						(4,281,996)		(3,237,144)	(7,519,140)
Other operating expense								(1,178,114)	(1,178,114)
Total income / (loss)		23,818	89	7,845,889	(415,863)	(4,282,237)	1,558,713	6,817,635	11,548,044

(1)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for Loans and other financing as of December 31, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 12,464,865, 53,200, 901,801, 6,202,228 and 162,093,836, respectively.
(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

	As of December 31, 2023
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	14,107								14,107
Other financial assets				18,131,257					18,131,257
Loans and other financing (3)
Documents								2,797,148	2,797,148
Overdrafts							549,233	5,797,077	6,346,310
Credit cards							1,062,107	280,586	1,342,693
Financial leases					67,454			112,370	179,824
Personal loans							10,039		10,039
Mortgage loans							2,748,033		2,748,033
Other (4)							755,905	10,358,628	11,114,533
Guarantees granted								57,396,800	57,396,800
Total assets	14,107			18,131,257	67,454		5,125,317	76,742,609	100,080,744

155

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2023
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Liabilities
Deposits		34,374,006	563,037	53,746	24,324	662,700	10,911,010	32,521,820	79,110,643
Other financial liabilities							6,019	116,373	122,392
Issued corporate bonds		6,282,441							6,282,441
Subordinated corporate bonds				1,702,239	268,775				1,971,014
Other non-financial liabilities								5,491,426	5,491,426
Total liabilities		40,656,447	563,037	1,755,985	293,099	662,700	10,917,029	38,129,619	92,977,916

Income / (loss)
Interest income		517,247			31,201		4,097,575	11,661,595	16,307,618
Interest expense						(199,589)	(430,769)	(242,353)	(872,711)
Commissions income		168,351		124,700		2,591	1,023	143,933	440,598
Commissions expense				(100,215)			(229)	(176)	(100,620)
Other operating income		468,825	70	20,386,064	6,729	847		132,019	20,994,554
Administrative expense						(2,060,562)	(1,152)	(3,337,513)	(5,399,227)
Other operating expense		(22)						(1,170,416)	(1,170,438)
Total income / (loss)		1,154,401	70	20,410,549	37,930	(2,256,713)	3,666,448	7,187,089	30,199,774

(1)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for Loans and other financing as of December 31, 2023 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Key management personnel and Other related parties amounted to 47,118,241, 149,172, 7,511,928 and 112,163,466, respectively.
(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2024 and 2023 amounted to 6,632,659 and 6,028,649, respectively.

In addition, fees received by the Directors as of December 31, 2024 and 2023 amounted to 32,812,133 and 13,874,951, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	12/31/2024	12/31/2023
Board of Directors	13	12
Senior managers of the key management personnel	9	11
Total	22	23

156

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

16.	DEPOSITS

The composition of deposits as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Non-financial public sector	643,700,325	407,437,205
Financial sector	11,609,878	43,956,526
Non-financial private sector and foreign residents	7,749,584,398	6,781,439,465
Checking accounts	944,085,580	978,965,568
Saving accounts	4,022,515,454	3,144,275,169
Time deposits	2,055,177,650	2,276,969,589
Investment accounts	623,032,936	272,672,783
Other	104,772,778	108,556,356
Total	8,404,894,601	7,232,833,196

17.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Credit and debit card settlement - due to merchants	611,331,052	428,605,251
Amounts payable for spot purchases of foreign currency pending settlement	55,149,470	2,888,745
Payment orders pending settlement foreign trade	42,635,994	73,742,638
Collections on account and behalf of others	38,139,961	22,765,765
Finance leases liabilities	13,958,912	20,342,662
Amounts payable for spot purchases of government securities pending settlement	4,885,095	44,912
Amounts payable for other spot purchases pending settlement		24,715
Other	43,222,657	38,504,193
Total	809,323,141	586,918,881

18.	LEASES

18.1	The Bank as a lessee

As explained in Note 18.1 to the consolidated Financial Statements, the Bank has lease arrangements mainly for real properties recognized in the item “Property, plant and equipment”.

The carrying amounts of lease liabilities and the movements during the fiscal year are as follows:

Movements	2024	2023
At the beginning of the fiscal year	20,342,662	13,259,375
Additions	9,057,317	12,887,249
Accretion of interest	2,592,887	1,857,866
Difference in foreign currency	2,470,829	15,792,173
Payments	(7,473,974)	(8,428,367)
Monetary effect	(13,030,809)	(15,025,634)
At the end of the fiscal year (see Note 17)	13,958,912	20,342,662

157

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

The short term leases were recognized as expense for an amount of 645,775 and 91,378 for the years ended December 31, 2024 and 2023, respectively.

The table below shows the maturity of the lease liabilities as of December 31, 2024 and 2023:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Balances as of 12/31/2024	1,321,201	1,162,668	1,515,111	2,340,473	6,339,453	2,999,332	4,620,127	7,619,459
Balances as of 12/31/2023	1,074,796	1,406,206	1,850,632	3,259,357	7,590,991	4,497,734	8,253,937	12,751,671

18.1	The Bank as a lessor

The Bank, as lessor, entered into financial lease contracts, under the usual characteristics of this kind of transactions, without there being any issues that may differentiate them in any aspect from those performed in the Argentine financial market in general. The lease contracts in force do not represent significant balances with respect to the total financing granted by the Bank.

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	12/31/2024		12/31/2023
	Current value of minimum payments	Total gross investment	Current value of minimum payments	Total gross investment
Up to 1 year	5,973,498	13,939,303	6,945,009	26,154,470
From 1 to 5 years	10,475,517	17,364,678	13,781,633	40,302,984
Over 5 years		561	3,530	4,299
Total	16,449,015	31,304,542	20,730,172	66,461,753

Income for non-accrued interests amounted to 14,855,527 and 45,731,581, for the years ended December 31, 2024 and 2023, respectively.

19.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of December 31, 2024 and 2023.

158

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

The expected terms to settle these obligations are as follows:

	12/31/2024
Composition	Within 12 months	Over 12 months	12/31/2024	12/31/2023
For administrative, disciplinary and criminal penalties		500	500	1,089
Letters of credits, guarantees and other commitments (1)	7,699,413		7,699,413	4,523,473
Commercial claims in progress (2)	1,563,403	2,847,783	4,411,186	6,002,517
Labor lawsuits	957,791	436,917	1,394,708	1,379,432
Pension funds - reimbursement	1,316,111	257,918	1,574,029	2,655,270
Other		1,824,940	1,824,940	4,273,394
Total	11,536,718	5,368,058	16,904,776	18,835,175

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 41.2.

20.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Salaries, bonuses and payroll taxes payables	121,887,743	110,831,241
Withholdings and collections	88,534,665	96,704,307
Taxes payables	55,154,699	73,438,416
Miscellaneous payables - provisions of goods and services	39,578,079	90,690,473
Retirement pension payment orders pending settlement	7,851,128	3,458,899
Directors’ and syndics’ fees payable	5,703,732	34,844,358
Dividends payable (1)		174,519
Other	2,536,885	9,117,991
Total	321,246,931	419,260,204

(1)	See Note 33 to the consolidated Financial Statements.

21.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2024 and 2023:

Composition	12/31/2024	12/31/2023
Vacation accrual	101,596,166	76,232,341
Salaries, bonuses and payroll taxes payables	20,291,577	34,598,900
Total	121,887,743	110,831,241

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2024 and 2023.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

22.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2024 and 2023:

12/31/2024	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	2,616,967,892
Debt securities at fair value through profit or loss		3,428,686	103,577,366	412,162,714	8,826,547	527,995,313	35,115,497	12,280,867	47,396,364
Derivative financial instruments		17,589,940	817,939	875,892		19,283,771
Repo transactions
Other financial assets	74,356,287	315,277,175	98,792	8,426,028		323,801,995		46,312,422	46,312,422
Loans and other financing (1)	1,440,603	2,229,026,275	596,862,426	676,269,045	671,504,237	4,173,661,983	643,678,478	956,085,423	1,599,763,901
Other debt securities		4,285,758	422,116,704	69,385,324	64,415,998	560,203,784	27,731,738	2,461,807,004	2,489,538,742
Financial assets delivered as guarantee	211,414,114	23,031,652				23,031,652
Equity instruments at fair value through profit or loss	7,736,916
Total assets	2,911,915,812	2,592,639,486	1,123,473,227	1,167,119,003	744,746,782	5,627,978,498	706,525,713	3,476.485,716	4,183,011,429

Liabilities
Deposits	5,476,206,366	2,412,235,081	359,993,288	93,798,896	62,521,235	2,928,548,500	127,992	11,743	139,735
Liabilities at fair value through profit or loss		38,403				38,403
Derivative financial instruments		288,116	451,131	417,060	165,295	1,321,602
Repo transactions		18,956,694				18,956,694
Other financial liabilities		786,441,794	2,327,809	1,864,502	2,826,466	793,460,571	4,600,584	11,261,986	15,862,570
Financing received from the BCRA and other financial institutions		18,535,607	16,520,632	7,963,385	95,037	43,114,661	183,346	174,375	357,721
Issued corporate bonds			49,843		14,739,915	14,789,758
Subordinated corporate bonds				6,379,179		6,379,179	413,000,000		413,000,000
Total liabilities	5,476,206,366	3,236,495,695	379,342,703	110,423,022	80,347,948	3,806,609,368	417,911,922	11,448,104	429,360,026

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2023	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	2,532,673,657
Debt securities at fair value through profit or loss		28,065	519,271,595	1,295,426,211	1,794,026,600	3,608,752,471	12,189,656	34,799,939	46,989,595
Derivative financial instruments		17,285,994	7,375,073	3,960,195		28,621,262
Repo transactions		1,340,514,525				1,340,514,525
Other financial assets	74,625,792	31,800,848	33,575	6,472,209		38,306,632	75,152	120,182,994	120,258,146
Loans and other financing (1)	17,082,454	1,933,682,577	479,259,305	376,563,750	342,261,313	3,131,766,945	291,331,550	494,400,776	785,732,326
Other debt securities		272,753	594,433	96,537,749	123,475,647	220,880,582	549,298,802	66,462,487	615,761,289
Financial assets delivered as guarantee	189,792,877	66,304,450				66,304,450
Equity instruments at fair value through profit or loss	5,710,264
Total assets	2,819,885,044	3,389,889,212	1,006,533,981	1,778,960,114	2,259,763,560	8,435,146,867	852,895,160	715,846,196	1,568,741,356

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

12/31/2023	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	3,554,864,117	3,192,745,138	300,540,316	97,200,197	87,058,861	3,677,544,512	415,201	9,366	424,567
Liabilities at fair value through profit or loss		16,909				16,909
Derivative financial instruments		1,681,314	2,273,199	283,932	1,941,424	6,179,869
Repo transactions		51,395,109				51,395,109
Other financial liabilities		561,026,596	2,321,484	2,208,642	3,908,756	569,465,478	5,855,529	11,597,874	17,453,403
Financing received from the BCRA and other financial institutions		20,043,552	7,862,916	966,976		28,873,444	13,913,188	328,411	14,241,599
Issued corporate bonds			6,923	29,479,027	93,077,729	122,563,679	11,903,175		11,903,175
Subordinated corporate bonds				12,498,736		12,498,736		704,233,025	704,233,025
Total liabilities	3,554,864,117	3,826,908,618	313,004,838	142,637,510	185,986,770	4,468,537,736	32,087,093	716,168,676	748,255,769

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

23.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in Note 23 to the consolidated Financial Statements.

24.	INCOME TAX

a)	Inflation adjustment on income tax and corporate income tax rate

Note 24 to the consolidated Financial Statements summarizes the legal aspects of the inflation adjustment on income tax and the corporate income tax rate.

b)	The main items of deferred income tax:

Composition	12/31/2024	12/31/2023
Deferred tax assets
Loans and other financing	37,587,031	55,845,713
Provisions and employee benefits	11,717,401	12,089,895
Allowances for contingencies	3,111,028	3,724,577
Leases	2,261,915	3,955,143
Investments in other companies	1,010,385	1,356,082
Tax losses	65,349,185
Other	3,748,878	9,556,914
Total deferred tax assets	124,785,823	86,528,324
Deferred tax liabilities
Property, plant and equipment and other non-financial assets	85,263,323	88,371,696
Intangible assets	50,376,795	49,946,912
Tax effects on forward sales	9,404,692	34,121,590
Government securities	55,142,897
Other	3,698,787	11,684,528
Total deferred tax liabilities	203,886,494	184,124,726
Net deferred tax liabilities	79,100,671	97,596,402

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

Changes in net deferred tax liabilities as of December 31, 2024 and 2023 are summarized as follows:

Composition	12/31/2024	12/31/2023
Net deferred tax liabilities at the beginning of the fiscal year	97,596,402	94,189,046
(Profit) / expense from deferred taxes recognized in the statement of income	(18,495,731)	3,407,356
Net deferred tax liabilities at fiscal year end	79,100,671	97,596,402

The income tax charge exposed in the Statement of income and Other Comprehensive Income differs from the income tax charge that would result if all profits had been taxed at the current tax rate.

The main items of income tax expense in the consolidated Financial Statements are as follows:

Composition	12/31/2024	12/31/2023
Current income tax charge (1)	21,912,720	567,656,967
(Profit) / expense from deferred income tax	(18,495,731)	3,407,356
Charge from income tax recognized in the statement of income	3,416,989	571,064,323
(Profit) / expense from income tax recognized in other comprehensive income	(41,102,427)	36,263,592
Total	(37,685,438)	607,327,915

(1)	Includes the restatement in constant currency of the current tax charge generated during the year, the adjustments recognized in the current year for previous periods and the effects of including in the OCI the applicable portion of the current tax.

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	12/31/2024	12/31/2023
Income carrying amount before income tax	327,560,045	1,838,478,836
Applicable income tax rate	35%	35%
Income tax on income carrying amount	114,646,016	643,467,593
Net permanent differences and other tax effects including the fiscal inflation adjustment	(111,229,027)	(72,403,270)
Total income tax	3,416,989	571,064,323

As of December 31, 2024 and 2023, the effective income tax rate is 1% and 30.9%, respectively.

Note 24 to the consolidated Financial Statements describes the reimbursement actions filed by the Bank with the former AFIP, referred to income tax, for previous fiscal periods.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

25.	COMMISSIONS INCOME

Composition	12/31/2024	12/31/2023
Performance obligations satisfied at a point in time
Commissions related to obligations	288,878,684	298,031,444
Commissions related to credit cards	175,788,358	172,235,847
Commissions related to insurance	32,070,531	26,591,082
Commissions related to trading and foreign exchange transactions	16,938,543	11,089,619
Commissions related to loans	14,199,151	2,972,625
Commissions related to securities value	7,039,536	5,065,460
Commissions related to financial guarantees granted	5,191,319	1,194,708
Performance obligations satisfied over certain time period
Commissions related to trading and foreign exchange transactions	3,961,652	1,095,078
Commissions related to credit cards	2,642,933	2,266,524
Commissions related to loans	154,094	161,472
Commissions related to obligations	2,015	8,091
Total	546,866,816	520,711,950

26.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	12/31/2024	12/31/2023
Translation of foreign currency assets and liabilities into pesos	124,097,735	1,690,125,260
Income from foreign currency exchange	13,253,007	6,390,817
Total	137,350,742	1,696,516,077

27.	OTHER OPERATING INCOME

Composition	12/31/2024	12/31/2023
Adjustments and interest from other receivables	34,075,175	43,369,812
Services	31,166,786	26,286,698
Adjustments from other receivables with CER clauses	18,964,893	16,964,556
Other receivables from financial intermediation	6,344,717	11,391,183
Other	26,847,719	20,392,994
Total	117,399,290	118,405,243

28.	EMPLOYEE BENEFITS

Composition	12/31/2024	12/31/2023
Remunerations	464,696,451	401,737,398
Payroll taxes	115,054,859	100,897,482
Compensations and bonuses to employees	73,070,676	65,219,149
Employee services	23,721,305	18,778,128
Total	676,543,291	586,632,157

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

29.	ADMINISTRATIVE EXPENSES

Composition	12/31/2024	12/31/2023
Taxes	69,922,916	56,925,435
Maintenance, conservation and repair expenses	53,916,091	45,874,813
Armored truck, documentation and events	38,380,845	33,509,184
Other fees	37,391,096	34,776,716
Security services	30,443,699	25,912,720
Electricity and communications	29,501,910	22,549,986
Advertising and publicity	21,838,264	19,659,484
Software	20,753,028	20,683,112
Fees to directors and syndics	15,611,917	53,559,979
Hired administrative services	9,583,321	6,575,002
Representation, travel and transportation	5,791,588	5,338,338
Insurance	3,816,269	2,509,949
Stationery and office supplies	1,938,677	2,311,677
Leases	1,420,711	1,021,716
Other	9,587,822	10,958,806
Total	349,898,154	342,166,917

30.	OTHER OPERATING EXPENSES

Composition	12/31/2024	12/31/2023
Turnover tax	363,457,761	407,948,508
From credit cards	146,103,465	133,470,001
Other adjustments and interests for miscellaneous obligations	28,630,993	4,436,992
Charges for other provisions	15,902,917	19,028,538
Insurance claims	11,989,522	12,429,670
Loss from sale or impairment of investment in properties and other non-financial assets	11,261,409	3,008,783
Mischance	7,559,826	5,596,608
Donations	1,847,343	2,711,771
Taxes	562,702	704,568
Loss on sale or impairment of property, plant and equipment	216,751
Charges for administrative, disciplinary and criminal sanctions	432
Other	65,787,057	86,031,243
Total	653,320,178	675,366,682

31.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the fiscal year. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Description	12/31/2024	12/31/2023	12/31/2022
Cash and deposits in banks	2,616,967,892	2,532,673,657	1,627,601,906
Debt securities at fair value through profit or loss	101,197,818	285,847,155
Other debt securities			3,333,167,917
Total	2,718,165,710	2,818,520,812	4,960,769,823

32.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to December 31, 2024, amounted to 639,413. See also Exhibit K.

33.	DEPOSIT GUARANTEE INSURANCE

Note 34 to the consolidated Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 9.2699% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12755 issued on March 4, 2024.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

34.	RESTRICTED ASSETS

As of December 31, 2024 and 2023 the following Bank’s assets are restricted:

Composition		12/31/2024	12/31/2023
Debt securities at fair value through profit or loss and Other debt securities

•	Discount Bonds in pesos governed by Argentine Law due in 2033, used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	2,015,954	2,065,708
•	Discount Bonds in pesos governed by Argentine Law expired in 2033 for the minimum consideration required for the performance of Agents in the new categories provided for by Resolution No. 622/13 and amendments of the CNV.	1,085,302	596,289
•	National Treasury Bonds in pesos with CER adjustment of 2% due on 11/09/2026 used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	371,593	515,995
•	National Treasury Bonds in pesos adjusted by CER 4.25% due on 02/14/2025 as of December 31, 2024 and Argentine Nation Bonds in dual currency due on 02/28/2024, as of December 31, 2023, for the contribution to the Guarantee Fund II in BYMA in accordance with art. 45 of Law 26,831 and its complementary regulations established in the CNV Rules (NT 2013 and amendments)	20,298	2,767,575
•	Discount Bonds in pesos governed by Argentine Law maturing in 2033, affected as collateral for the Sectoral Credit Program of the Province of San Juan, a productive investment financing fund.		310,622
•	Discount Bonds in pesos governed by Argentine Law maturing in 2033 as of December 31, 2023, affected as collateral for the Regional Economies Competitiveness Program - IDB Loan No. 3174/OC-AR.		32,763
•	Other.	6,878
	Subtotal Debt securities at fair value through profit or loss and Other debt securities	3,500,025	6,288,952

Other financial assets

•	Interests derived from contributions made as protector partner (1).	27,188,239	17,794,084
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,801
	Subtotal Other financial assets	27,189,066	17,795,885

Financial assets delivered as a guarantee

•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	138,595,967	148,335,239
•	Guarantee deposits related to credit and debit card transactions.	68,314,367	18,506,425
•	For securities forward contracts.	23,031,652	66,304,449
•	Other guarantee deposits.	4,503,780	22,951,214
	Subtotal Financial assets delivered as guarantee	234,445,766	256,097,327

Other non-financial assets

•	Real property related to a call option sold.		16,202,079
	Subtotal Other non-financial assets		16,202,079
Total		265,134,857	296,384,243

(1)	As of December 31, 2024 and 2023, it corresponds to contributions to the Fintech SGR, Alianza SGR and Innova SGR risk fund. In order to maintain the tax benefits generated by these contributions, they must remain between two and three years from the date of their making.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

35.	TRUST ACTIVITIES

Note 36 to the consolidated Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

35.1	Financial trusts for investment purposes

As of December 31, 2024 and 2023, the debt securities with investment purposes and certificates of participation in financial trusts with investment purposes amounted to 4,859,563 and 1,586,495, respectively.

According to the latest accounting information available as of the date of issuance of these separate Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

35.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of December 31, 2024 and 2023, considering the latest available accounting information as of the date of issuance of these separate Financial Statements, the assets managed through Macro Fiducia SAU of this type of trusts amounted to 5,220 and 5,740, respectively.

35.3	Trusts guaranteeing loans granted by the Bank

As of December 31, 2024 and 2023, considering the latest accounting information available as of the date of issuance of these separate Financial Statements, the assets managed by the Bank amounted to 4,732,462 and 1,746,420, respectively.

35.4	Trusts in which the Bank acts as Trustee (Management)

As of December 31, 2024 and 2023, considering the latest available accounting information as of the date of issuance of these separate Financial Statements, the assets managed by the Bank amounted to 15,809,279 and 15,068,237, respectively.

36.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) - Depositary Company, Clearing and Settlement Agent and Trading Agent - comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of authorized companies to guarantee capital market instruments”, as described in Note 37.1.1 to the consolidated Financial Statements. Note 37.3 to the mentioned Financial Statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of December 31, 2024 stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 3,112,978,093 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 34 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, Note 37.2 to the consolidated Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

37.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2024 are described in Note 38 to the consolidated Financial Statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

38.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 39 to the consolidated Financial Statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.

-	Penalties applied by the BCRA.

-	Penalties applied by the UIF.

-	Summary proceedings before the CNV and the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

39.	CORPORATE BONDS ISSUANCE

Note 40 to the consolidated Financial Statements describes liabilities for corporate bonds issued by the Bank. The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 12/31/2024		12/31/2024	12/31/2023
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	419,379,179	716,731,761
Non-subordinated – Class E	USD	17,000,000	USD	17,000,000		29,964,468
Non-subordinated – Class F	USD	53,000,000	USD	53,000,000		93,640,297
Non-subordinated – Series XXXII		1,000,000		1,000,000	14,789,758	10,862,089
Total					434,168,937	851,198,615

40.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of December 31, 2024 and 2023 is as follows:

Composition	12/31/2024	12/31/2023
Custody of government and private securities and other assets held by third parties	8,827,195,801	6,012,962,303
Preferred and other collaterals received from customers (1)	1,882,559,194	1,705,016,083
Checks already deposited and pending clearance	253,128,917	237,394,262
Outstanding checks not yet paid	181,059,707	172,261,267

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

41.	TAX AND OTHER CLAIMS

41.1	Tax claims

Note 42.1 to the consolidated Financial Statements describes the most relevant claims filed by the former AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those already disclosed.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

41.2	Other claims

Note 42.2 to the consolidated Financial Statements describes the most relevant claims filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those already disclosed.

42.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 43 to the consolidated Financial Statements describes the main legal provisions regulating the restriction on dividends distribution and the decisions made by the Shareholders’ Meeting held on April 12, 2024.

43.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 44 to the consolidated Financial Statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

Minimum capital:

The table below details the minimum capital requirement of the Bank, effective for the month of December 2024, along with its integration (computable equity liability) at the end of such month:

Item	12/31/2024
Minimum capital requirement	912,762,873
Computable equity	3,685,902,839
Capital surplus	2,773,139,966

44.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in Note 45 to the consolidated Financial Statements.

45.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the fiscal year and the issuance of these separate Financial Statements that may materially affect the financial position or the profit and loss of the fiscal year, not disclosed in these separate Financial Statements.

46.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These separate Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

Jorge Pablo Brito
169	Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2024			12/31/2023	12/31/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

- Local
Government securities
Argentine Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 06-30-2025	9244		1	410,772,009		410,772,009		410,772,009
Argentine Treasury Bonds at a discount in pesos adjustable by CER 4.25% – Maturity: 02-14-2025	9180		1	99,830,314	107,773	100,488,140		100,488,140
Treasury Bills of the Province of Neuquén S01 C01 – Maturity: 04-19-2026	42753		2	10,738,000	19,965,007	10,738,000		10,738,000
Argentine Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 12-15-2026	9249		1	10,437,421		10,437,421		10,437,421
Argentine Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 12-15-2027	9250		1	8,480,499		8,480,499		8,480,499
Argentine Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 09-11-2025	5925		1	4,890,687	5,142,875	4,890,687		4,890,687
Argentine Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 03-31-2026	9257		1	3,498,404		3,498,404		3,498,404
Argentine Treasury Bills capitalizable in pesos - Maturity 03-31-2025	9256		1	3,031,795		3,101,958		3,101,958
Argentine Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 10-30-2026	9213		1	2,015,848		2,015,848		2,015,848
Argentine Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 06-30-2028	9242		1	1,402,530		1,402,530		1,402,530
Other				6,385,646	3,608,771,761	6,599,846	(17,973,945)	(11,374,099)

Subtotal local government securities (1)				561,483,153	3,633,987,416	562,425,342	(17,973,945)	544,451,397
Private securities
YPF SA C025 Negotiable Obligations – Maturity: 02-13-2026	57118		2	10,524,314	21,223,111	10,524,314		10,524,314
Fiduciary Debt Securities Confibono Financial Trust			3	2,632,564		2,632,564		2,632,564
Fiduciary Debt Securities Secubono Financial Trust			3	731,234		731,234		731,234
Utility Company Securities			3	19,818	15,278	19,818		19,818
Vista Energy Argentina SAU C20 Negotiable Obligations – Maturity: 07-20-2025	57081		1	594	1,104	594		594
Newsan SA C014 Negotiable Obligations – Maturity: 02-14-2024	56847				515,157

Subtotal local private securities (1)				13,908,524	21,754,650	13,908,524		13,908,524
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				575,391,677	3,655,742,066	576,333,866	(17,973,945)	558,359,921

(1)	In March and June 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,145,882,575.

•	Argentine government discount bonds in dual currency – Maturity: 07-21-2023 (TDL23) for a face value of 344,498,105.

•	Argentine government discount Treasury bills in pesos – Maturity: 05-31-2023 (S31Y3) for a face value of 295,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 04-28-2023 (S28A3) for a face value of 210,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 03-31-2023 (S31M3) for a face value of 200,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 159,305,395.

Additionally, with almost all the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options can be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered "out of the money" with a fair value equal to zero. As of December 31, 2024, all of the operations were exercised. As of December 31, 2023, the notional value of these options was 2,435,250,848.

In addition, in August 2024, the Bank entered again into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The security involved in such exchange transaction was as follows:

•	Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025 (T2X5) for a face value of 2,000,000,000.

During July 2023, the Bank decided to enter into an exchange of the following instrument: Aeropuertos Argentina 2000 US dollars 4% class 3 - Maturity: 09-08-2023 (AER3D) for a total face value of 4,555,434.

Jorge Pablo Brito
170	Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2024			12/31/2023	12/31/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES

Measured at fair value through other comprehensive income
- Local
Government securities
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	9180		1	361,931,363	428,113,929	361,931,363		361,931,363
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	5921		1	42,997	40,211	42,997		42,997
Argentine Treasury Bonds in pesos adjustable by CER 3.75% - Maturity: 04-14-2024	9178				72,426,440
Argentine government Treasury Bonds in pesos - Maturity 05-23-2027	9132				14,520,409
Argentine government Treasury Bonds in pesos - Maturity 08-23-2025	9196				5,995,642
Argentine government Treasury Bonds in pesos BADLAR for 0.7 - Maturity 11-23-2027	9166				5,657,479
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	9179				4,792,324

Subtotal local government securities (2)				361,974,360	531,546,434	361,974,360		361,974,360
Total Other debt securities measured at fair value through other comprehensive income				361,974,360	531,546,434	361,974,360		361,974,360
Measured at amortized cost
- Local
Government securities
Argentine Treasury Bonds in pesos adjustable by CER – Maturity: 06-30-2027	9241	2,282,247,204	1	2,435,440,396		2,457,529,859	(2,286,308,790)	171,221,069
Argentine Treasury Bonds in pesos – Maturity: 08-23-2025	9196	168,340,000	1	171,404,610	97,916,589	171,404,610		171,404,610
Argentine Treasury Bonds in pesos – Maturity: 05-23-2027	9132	35,337,120	2	35,419,626	76,809,027	35,419,626		35,419,626
Debt securities of the Province of Buenos Aires variable rate - Maturity 05-12-2027	42868	10,700,000	1	10,653,551		10,653,551		10,653,551
Argentine Treasury Bonds in pesos BADLAR for 0.7 – Maturity: 11-23-2027	9166	8,184,061	2	8,201,432	30,664,378	8,201,432		8,201,432
Debt securities of the Province of Córdoba in pesos C04 - Maturity 05-12-2027	42876	7,271,600	2	7,188,560		7,188,560		7,188,560
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	4,706,869	1	5,925,895	3,255,823	5,925,895		5,925,895
Letters of the Municipality of Córdoba Series L – Maturity: 03-16-2025	42808	3,106,095	2	3,038,915		3,038,915		3,038,915
Public Title of the municipality of Córdoba S01 – Maturity: 09-09-2026	42850	2,603,384	2	2,607,882		2,607,882		2,607,882
BADLAR bonds of the municipality of Rosario – Maturity: 07-05-2026	42836	248,606	2	249,908		249,908		249,908
Other					545,535

Subtotal local government securities				2,680,130,775	209,191,352	2,702,220,238	(2,286,308,790)	415,911,448

(2)	In January and March 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine government discount Treasury bills in pesos – Maturity: 06-30-2023 (S3OJ3) for a face value of 26,640,975,851.

•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 02-17-2023 (X17F3) for a face value of 20,900,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 02-28-2023 (S28F3) for a face value of 12,893,000,000.

•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 4,516,000,000.

•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,759,369,713.

•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 01-20-2023 (X20E3) for a face value of 290,000,000.

With almost all of the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options can be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered "out of the money" with a fair value equal to zero.

Jorge Pablo Brito
171	Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2024			12/31/2023	12/31/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)
BCRA bills
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-03-2024					22,007,277
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-18-2024					15,845,244
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-19-2024					8,802,914
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-15-2024					7,218,390
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-06-2024					4,929,631
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-08-2024					4,225,398
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-13-2024					3,697,224
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-20-2024					3,169,049
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-18-2024					1,760,582
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-03-2024					352,117
Subtotal BCRA bills					72,007,826
Private securities
Corporate bonds Vista Energy Argentina SAU C20 - Maturity: 07-20-2025 (3)	57081	4,204,154	1	3,291,441	5,616,457	3,291,441		3,291,441
Corporate bonds Vista Oil y Gas Argentina SAU C15 - Maturity: 01-20-2025 (3)	56637	3,182,419	2	2,807,679	4,779,528	2,807,679		2,807,679
Fiduciary Debt Securities Financial Trust Red Surcos S033 CL.A - Maturity 05-07-2025		775,074	2	787,300		787,300		787,300
Fiduciary Debt Securities Secubono Financial Trust S237 CL.A - Maturity 07-28-2025	58318	506,740	2	504,278		504,278		504,278
Corporate bonds SME Liliana SRL Guaranteed S01 - Maturity: 04-18-2025	57457	242,787	2	229,360	914,764	229,360		229,360
Fiduciary Debt Securities Financial Trust Payway Collection Acel S01 CL.B – Maturity: 04-15-2025	57771	18,290	2	17,333		17,333		17,333
Vista Energy Argentina SAU C13 Negotiable Obligations – Maturity: 08-08-2024 (3)	56207				5,181,048
Corporate bonds Volkswagen Financial Services C010 - Maturity: 10-12-2024	57447				4,189,179
Corporate bonds MSU SA C06 - Maturity: 11-02-2024	56530				1,767,156
Fiduciary Debt Securities Financial Trust Confibono S73 CL.A - Maturity 05-20-2024	57520				1,033,125
Other					415,002
Subtotal local private securities				7,637,391	23,896,259	7,637,391		7,637,391
Total Other debt securities measured at amortized cost (4)				2,687,768,166	305,095,437	2,709,857,629	(2,286,308,790)	423,548,839
TOTAL OTHER DEBT SECURITIES				3,049,742,526	836,641,871	3,071,831,989	(2,286,308,790)	785,523,199

(3)	Fair value obtained from the use of quotes in pesos.

(4)	As of December 31, 2024, the Bank maintains put options with the BCRA on government securities with a total notional value of 2,286,308,790.

Jorge Pablo Brito
172	Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2024			12/31/2023	12/31/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA			3	5,151,280	3,635,456	5,151,280		5,151,280
C.O.E.L.S.A			3	952,842	527,911	952,842		952,842
Matba Rofex SA	30023		1	949,778	909,359	949,778		949,778
Sedesa			3	136,485	81,961	136,485		136,485
AC Inversora SA			3	134,368	85,324	134,368		134,368
Mercado a Término Rosario SA			3	86,496	55,970	86,496		86,496
Provincanje SA			3	15,290	33,296	15,290		15,290
Argencontrol SA			3	4,388	1,864	4,388		4,388
San Juan Tennis Club SA			3	437	952	437		437
Garantizar SGR			3	10	22	10		10
Acindar SA					3,147
Subtotal local				7,431,374	5,335,262	7,431,374		7,431,374
- Foreign
Banco Latinoamericano de Comercio Exterior SA	80033		1	268,229	318,118	268,229		268,229
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	80034		3	37,313	56,884	37,313		37,313
Subtotal foreign				305,542	375,002	305,542		305,542
Total measured at fair value through profit or loss				7,736,916	5,710,264	7,736,916		7,736,916
TOTAL EQUITY INSTRUMENTS				7,736,916	5,710,264	7,736,916		7,736,916
TOTAL GOVERNMENT AND PRIVATE SECURITIES				3,632,871,119	4,498,094,201	3,655,902,771	(2,304,282,735)	1,351,620,036

Jorge Pablo Brito
173	Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	12/31/2024	12/31/2023
In normal situation	1,718,455,874	1,889,640,692
With senior “A” collateral and counter-collateral	88,590,489	149,444,725
With senior “B” collateral and counter-collateral	153,633,954	150,736,175
Without senior collateral or counter-collateral	1,476,231,431	1,589,459,792

Subject to special monitoring	3,051,684
In observation
With senior “B” collateral and counter-collateral	3,051,684

Troubled		10,365,556
With senior “B” collateral and counter-collateral		7,937,735
Without senior collateral or counter-collateral		2,427,821

With high risk of insolvency	5,165,530	8,655,879
With senior “A” collateral and counter-collateral		706,538
With senior “B” collateral and counter-collateral	4,582,710	5,906,753
Without senior collateral or counter-collateral	582,820	2,042,588

Irrecoverable	10,349,650	4,732,820
With senior “B” collateral and counter-collateral	4,655,113
Without senior collateral or counter-collateral	5,694,537	4,732,820

Subtotal commercial	1,737,022,738	1,913,394,947

Jorge Pablo Brito
174	Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	12/31/2024	12/31/2023
Performing	4,301,341,270	2,688,627,267
With senior “A” collateral and counter-collateral	326,773,220	195,893,176
With senior “B” collateral and counter-collateral	247,528,048	164,312,012
Without senior collateral or counter-collateral	3,727,040,002	2,328,422,079

Low risk	48,174,818	22,681,403
With senior “A” collateral and counter-collateral	932,904	553,742
With senior “B” collateral and counter-collateral	3,032,659	587,095
Without senior collateral or counter-collateral	44,209,255	21,540,566

Low risk - in special treatment	453,572	168,804
Without senior collateral or counter-collateral	453,572	168,804

Medium risk	32,923,835	15,251,883
With senior “A” collateral and counter-collateral	168,960	290,701
With senior “B” collateral and counter-collateral	658,509	346,307
Without senior collateral or counter-collateral	32,096,366	14,614,875

High risk	22,522,436	14,610,885
With senior “A” collateral and counter-collateral	229,321	417,965
With senior “B” collateral and counter-collateral	149,397	196,699
Without senior collateral or counter-collateral	22,143,718	13,996,221

Irrecoverable	7,846,953	7,178,852
With senior “A” collateral and counter-collateral	2,700	7,363
With senior “B” collateral and counter-collateral	495,717	754,052
Without senior collateral or counter-collateral	7,348,536	6,417,437

Subtotal consumer and mortgage	4,413,262,884	2,748,519,094
Total	6,150,285,622	4,661,914,041

Jorge Pablo Brito
175	Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the separate Statements of financial position is listed below:

	12/31/2024	12/31/2023
Loans and other financing	5,774,866,487	3,934,581,725
Added:
Allowances for loans and other financing	123,087,234	116,481,847
Adjustment amortized cost and fair value	15,465,059	32,222,724
Debt securities of financial trust - Measured at amortized cost	1,310,610	1,448,430
Corporate bonds	6,332,597	22,473,671
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(2,001,313)	(1,430,156)
Guarantees provided and contingent liabilities	231,224,948	556,135,800
Total computable items	6,150,285,622	4,661,914,041

Jorge Pablo Brito
176	Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

	12/31/2024		12/31/2023
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	518,033,113	8.42	608,304,569	13.05
50 next largest customers	539,038,863	8.76	682,315,841	14.64
100 next largest customers	306,044,231	4.98	371,692,896	7.97
Other customers	4,787,169,415	77.84	2,999,600,735	64.34
Total (1)	6,150,285,622	100.00	4,661,914,041	100.00

(1)	See reconciliation in Exhibit B.

Jorge Pablo Brito
177	Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector		5,116,929	12,846,907	13,291,156	32,391,066	34,618,331		98,264,389
Financial sector		62,559,826	175,590	243,096	8,383,578	1,587,714	3,882	72,953,686
Non-financial private sector and foreign residents	33,223,161	2,274,014,809	818,834,697	956,037,245	1,085,543,229	1,183,453,866	1,310,219,106	7,661,326,113
Total	33,223,161	2,341,691,564	831,857,194	969,571,497	1,126,317,873	1,219,659,911	1,310,222,988	7,832,544,188

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector	235	6,861,636	3,086,386	237,839	396,354	457,441		11,039,891
Financial sector		16,932,594	813,452	5,688,866	8,538,159	4,721,603	1,851,895	38,546,569
Non-financial private sector and foreign residents	32,915,978	2,177,241,575	812,922,246	751,736,644	793,386,547	697,987,930	727,175,056	5,993,365,976
Total	32,916,213	2,201,035,805	816,822,084	757,663,349	802,321,060	703,166,974	729,026,951	6,042,952,436

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
178	Chairperson

EXHIBIT E

DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

							Information of the issuer
	Shares of interest							Data from latest Financial Statements
Detail	Class	Unit face value	Votes per share	Number	Amount 12/31/2024	Amount 12/31/2023	Main business activity	Year-end date period / year	Capital stock	Shareholders' equity	Income for the period / year
In financial entities - Controlled Foreign
Macro Bank Limited	Common	1	1	39,816,899	45,602,531	59,620,178	Banking entity	12/31/2024	86,501	45,602,533	7,075,679
Subtotal foreign					45,602,531	59,620,178
Total in controlled financial entities					45,602,531	59,620,178
Total in financial entities					45,602,531	59,620,178

In complementary service companies- Controlled Local
Macro Securities SAU	Common	1	1	12,885,683	176,778,429	120,900,432	Stock market services	12/31/2024	12,886	176,574,310	55,136,247
Macro Fondos SGFCISA	Common	1	1	327,183	7,568,943	4,126,481	Managing Partner of FCI	12/31/2024	1,713	39,698,480	29,526,298
Macro Fiducia SAU	Common	1	1	47,387,236	1,415,049	1,313,541	Services	12/31/2024	47,387	1,423,507	(213,467)
Argenpay SAU	Common	1	1	1,001,200,000	15,165,993	15,110,808	Electronic payment services	12/31/2024	1,001,200	15,176,497	60,726
Fintech SGR	Common	1	1	119,993	543,155	338,163	Mutual guarantee company	12/31/2024	480	2,172,676	1,690,825
Macro Agro SAU (formerly known as Comercio Interior SAU)	Common	1	1	615,519	3,100,812	2,425,122	Grain brokerage	12/31/2024	616	2,374,506	1,358,549
BMA Asset Management SA	Common	10	1	91,950	16,243,707	15,821,263	Managing Partner of FCI	12/31/2024	920	16,243,707	422,440
BMA Valores SA	Common	1	1	52,419,500	5,713,373	5,729,984	Stock market services	12/31/2024	52,420	5,713,373	(16,608)
Subtotal local					226,529,461	165,765,794
Total in controlled complementary services companies					226,529,461	165,765,794
- Associates and joint ventures Local
Uniones Transitorias de Empresas					2,775,857	1,804,192	Management of tax services
Play Digital SA	Common	1	1	518,193,951	1,505,724	1,627,696	Electronic, technological and computer services	09/30/2024	5,429,001	10,335,770	(15,706,484)
Finova SA	Common	1	1	225,000	176,225	205,896	Informatics services	09/30/2024	450	352,450	(278,782)
Alianza SGR	Common	1	1	599,955	117,708	6,555	Mutual guarantee company	09/30/2024	2,400	470,868	447,819
Subtotal local					4,575,514	3,644,339
Total in complementary services associates companies and joint ventures					4,575,514	3,644,339
Total in complementary services companies					231,104,975	169,410,133

In other associates - Associates and joint ventures Local
Macro Warrants SA	Common	1	1	50,000	26,305	25,219	Issue of warrants	09/30/2024	1,000	526,094	(247,061)
Subtotal local					26,305	25,219
Total in other associates and joint ventures					26,305	25,219
Total investments in other companies					276,733,811	229,055,530

Jorge Pablo Brito
179	Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	733,254,730	50	8,419,607	32,981,451	6,240,470	113,333,266	17,419	37,391,643	20,640,973	96,600,015	618,333,341
Furniture and facilities	128,712,673	10	3,383,521	30,102,472	3,412,639	73,323,687	(426)	28,861,026	8,746,522	53,208,757	52,197,604
Machinery and equipment	212,859,426	5	23,911,488	123,091,177	765,112	159,808,258	(1,334)	122,635,409	19,960,380	57,131,895	57,312,954
Vehicles	23,021,021	5	2,375,567	1,895,341		16,462,719		1,212,414	2,446,060	17,696,365	5,804,882
Other	16,249,720			16,249,720		16,152,357		16,152,357
Work in progress	18,611,532		23,756,323	312,766	(9,659,447)						32,395,642
Right of use real property	75,671,426	5	10,301,628	14,783,666	(1,605,439)	58,090,090	(857,214)	14,133,108	10,106,038	53,205,806	16,378,143
Right of use furniture	5,425,812	5			1,605,438	933,053	857,214		503,270	2,293,537	4,737,713
Total property, plant and equipment	1,213,806,340		72,148,134	219,416,593	758,773	438,103,430	15,659	220,385,957	62,403,243	280,136,375	787,160,279

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	645,607,014	50	85,681,066	936,239	2,902,889	98,071,687	(77,560)	195,610	15,534,749	113,333,266	619,921,464
Furniture and facilities	99,207,982	10	26,609,292	1,003,213	3,898,612	64,194,566	1,688,072	1,001,018	8,442,067	73,323,687	55,388,986
Machinery and equipment	145,380,722	5	82,342,767	15,645,543	781,480	151,650,629	81,294	13,396,213	21,472,548	159,808,258	53,051,168
Vehicles	19,060,921	5	5,778,913	1,798,930	(19,883)	15,609,830	142,847	1,458,829	2,168,871	16,462,719	6,558,302
Other					16,249,720	16,132,886	19,471			16,152,357	97,363
Work in progress	8,791,431		21,487,086	1,866,223	(9,800,762)						18,611,532
Right of use real property	54,831,707	5	27,291,452	6,461,156	9,423	54,927,736	(1,508)	5,259,031	8,422,893	58,090,090	17,581,336
Right of use furniture		5	5,425,812						933,053	933,053	4,492,759
Total property, plant and equipment	972,879,777		254,616,388	27,711,304	14,021,479	400,587,334	1,852,616	21,310,701	56,974,181	438,103,430	775,702,910

Jorge Pablo Brito
180	Chairperson

EXHIBIT F

(continued)

CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	2,689,602	50			(1)	464,710			52,362	517,072	2,172,529
Other investment properties	56,940,511	50	3,222,592	(18,886)	1	774,113	7,788		114,937	896,838	59,285,152
Total investment property	59,630,113		3,222,592	(18,886)		1,238,823	7,788		167,299	1,413,910	61,457,681

CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	2,689,603	50			(1)	406,615	7,715		50,380	464,710	2,224,892
Other investment properties	51,940,458	50	2,450,948	243,547	2,792,652	266,587	467,859	3,249	42,916	774,113	56,166,398
Total investment property	54,630,061		2,450,948	243,547	2,792,651	673,202	475,574	3,249	93,296	1,238,823	58,391,290

Jorge Pablo Brito
181	Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	96,183,465	5	6,927,904	52,404,300	21,433,761	66,574,452	22,355,273	51,564,224	12,265,704	49,631,205	22,509,625
Other intangible assets	421,105,922	5	51,661,202	165,841,876	(21,412,634)	288,493,967	(21,497,826)	163,483,462	60,575,859	164,088,538	121,424,076
Total intangible assets	517,289,387		58,589,106	218,246,176	21,127	355,068,419	857,447	215,047,686	72,841,563	213,719,743	143,933,701

CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	75,691,583	5	20,492,892		(1,010)	53,004,638	(2,274)		13,572,088	66,574,452	29,609,013
Other intangible assets	262,476,959	5	169,039,691	10,399,431	(11,297)	228,788,022	9,248,613	2,905,609	53,362,941	288,493,967	132,611,955
Total intangible assets	338,168,542		189,532,583	10,399,431	(12,307)	281,792,660	9,246,339	2,905,609	66,935,029	355,068,419	162,220,968

Jorge Pablo Brito
182	Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

	12/31/2024		12/31/2023
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,223,354,664	14.56	882,230,340	12.20
50 next largest customers	1,004,384,377	11.95	711,951,556	9.84
100 next largest customers	356,567,828	4.24	298,748,026	4.13
Other customers	5,820,587,732	69.25	5,339,903,274	73.83

Total	8,404,894,601	100.00	7,232,833,196	100.00

Jorge Pablo Brito
183	Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	7,906,440,224	370,876,145	100,657,285	65,057,889	148,307	23,943	8,443,203,793
From the non-financial public sector	584,644,593	20,423,020	275,265	42,661,321			648,004,199
From the financial sector	11,609,878						11,609,878
From the non-financial private sector and foreign residents	7,310,185,753	350,453,125	100,382,020	22,396,568	148,307	23,943	7,783,589,716
Liabilities at fair value through profit or loss	38,403						38,403
Derivative instruments	288,115	451,132	417,059	165,296			1,321,602
Repo transactions	18,975,567						18,975,567
Other financial institutions	18,975,567						18,975,567
Other financial liabilities	772,837,233	2,932,389	3,072,308	4,808,737	9,839,765	25,596,092	819,086,524
Financing received from the BCRA and other financial institutions	18,564,651	16,579,495	8,149,077	95,037	183,346	174,375	43,745,981
Issued corporate bonds		95,508	104,322	15,324,335			15,524,165
Subordinated corporate bonds			13,717,795	13,717,795	440,435,590		467,871,180
Total	8,717,144,193	390,934,669	126,117,846	99,169,089	450,607,008	25,794,410	9,809,767,215

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
184	Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	6,635,312,150	405,662,330	303,973,951	143,467,314	2,853,084	32,094	7,491,300,923
From the non-financial public sector	397,668,386	13,300,743	11,058,094		3,695		422,030,918
From the financial sector	43,956,527						43,956,527
From the non-financial private sector and foreign residents	6,193,687,237	392,361,587	292,915,857	143,467,314	2,849,389	32,094	7,025,313,478
Liabilities at fair value through profit or loss	16,909						16,909
Derivative instruments	894,406	3,060,108	283,931	1,941,424			6,179,869
Repo transactions	51,533,416						51,533,416
Other financial institutions	51,533,416						51,533,416
Other financial liabilities	545,761,311	2,979,359	3,627,459	6,071,860	9,568,556	27,721,038	595,729,583
Financing received from the BCRA and other financial institutions	20,161,593	8,051,656	5,410,579	4,596,603	4,807,733	135,094	43,163,258
Issued corporate bonds		191,103	32,445,008	95,826,253	12,150,986		140,613,350
Subordinated corporate bonds			23,391,100	23,391,100	46,782,199	751,015,224	844,579,623
Total	7,253,679,785	419,944,556	369,132,028	275,294,554	76,162,558	778,903,450	9,173,116,931

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
185	Chairperson

EXHIBIT J

CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effect generated by provisions	12/31/2024
Provisions for eventual commitments	4,523,473	7,071,968	75,883	299,790	(3,520,355)	7,699,413
For administrative, disciplinary and criminal penalties	1,089	16,240		16,240	(589)	500
Other	14,310,613	9,489,294	214,329	5,839,128	(8,541,587)	9,204,863
Total provisions	18,835,175	16,577,502	290,212	6,155,158	(12,062,531)	16,904,776

CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effect generated by provisions	12/31/2023
Provisions for eventual commitments	4,655,545	4,093,153		318,026	(3,907,199)	4,523,473
For administrative, disciplinary and criminal penalties	3,395				(2,306)	1,089
Contingencies with the BCRA		2,613		2,613
Other	13,669,869	22,837,913	345,240	9,342,491	(12,509,438)	14,310,613
Total provisions	18,328,809	26,933,679	345,240	9,663,130	(16,418,943)	18,835,175

Jorge Pablo Brito
186	Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

Jorge Pablo Brito
187	Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS

AS OF DECEMBER 31, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in constant currency)

	12/31/2024					12/31/2023
		Total per currency
Item	Total parent company and local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	1,971,180,992	1,942,156,458	26,297,744	196,014	2,530,776	2,352,508,789
Debt securities at fair value through profit or loss (1)	21,910,875	21,910,875				3,634,527,612
Other financial assets	56,119,346	56,057,622	61,724			134,969,709
Loans and other financing	1,109,636,180	1,106,402,877	90,100		3,143,203	334,724,305
Other financial institutions	51,787	51,787
Non-financial private sector and foreign residents	1,109,584,393	1,106,351,090	90,100		3,143,203	334,724,305
Other debt securities	6,142,117	6,142,117				89,392,226
Financial assets delivered as guarantee	24,687,291	24,687,291				113,587,650
Equity instruments at fair value through profit or loss	305,542	305,542				375,002
Investments in subsidiaries, associates and joint ventures	45,602,531	45,602,531				59,620,178
Total assets	3,235,584,874	3,203,265,313	26,449,568	196,014	5,673,979	6,719,705,471

Liabilities
Deposits	2,727,208,878	2,710,718,801	16,490,077			2,116,122,723
Non-financial public sector	94,820,867	94,820,867				74,765,958
Financial sector	10,950,305	10,950,305				15,474,347
Non-financial private sector and foreign residents	2,621,437,706	2,604,947,629	16,490,077			2,025,882,418
Other financial liabilities	67,985,449	65,217,055	2,304,493	72	463,829	108,607,193
Financing from the BCRA and other financial institutions	43,201,108	39,462,513	595,392		3,143,203	33,478,146
Issued corporate bonds						123,550,490
Subordinated corporate bonds	419,379,179	419,379,179				716,731,761
Other non-financial liabilities	3,810,093	3,810,093				20,617,667
Total liabilities	3,261,584,707	3,238,587,641	19,389,962	72	3,607,032	3,119,107,980

(1)	Includes Argentine Treasury Bonds linked to the US dollar for 612,831.

Jorge Pablo Brito
188	Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

	In normal
Item	situation	12/31/2024	12/31/2023
Loans and other financing
Overdrafts	30,689,972	30,689,972	3,091,192
Without senior collateral or counter-collateral	30,689,972	30,689,972	3,091,192
Documents	1,258,965	1,258,965	25,130,692
With senior “A” collateral and counter-collateral			2,797,148
Without senior collateral or counter-collateral	1,258,965	1,258,965	22,333,544
Mortgage and pledge	2,947,905	2,947,905	2,601,948
With senior “B” collateral and counter-collateral	614,453	614,453	892,482
Without senior collateral or counter-collateral	2,333,452	2,333,452	1,709,466
Personal	8,636	8,636	40,193
Without senior collateral or counter-collateral	8,636	8,636	40,193
Credit cards	1,304,385	1,304,385	1,874,043
Without senior collateral or counter-collateral	1,304,385	1,304,385	1,874,043
Other	16,902,314	16,902,314	11,891,274
With senior “A” collateral and counter-collateral	1,178	1,178	85,995
With senior “B” collateral and counter-collateral	34,213	34,213	169,154
Without senior collateral or counter-collateral	16,866,923	16,866,923	11,636,125
Total loans and other financial	53,112,177	53,112,177	44,629,342
Eventual commitments	11,412,205	11,412,205	19,407,238
Total	64,524,382	64,524,382	64,036,580
Allowances	466,925	466,925	385,504

Jorge Pablo Brito
189	Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter -party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	2	2	1	48,880,984
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina – Non-financial sector	4	2	30	64,668,045
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other local markets	1	1		23,031,652
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter – Residents in Argentina – Non-financial sector	20	12		275,020
Options (3)	Intermediation - own account	Local government securities	With delivery of underlying asset	Over The Counter – Residents in Argentina - financial sector	40	30		2,304,282,735

(1)	Related to the valuation of the underlying traded, disclosed in absolute values.

(2)	Related to compensated operations forward (OCT, for its acronym in Spanish).

(3)	See Exhibit A.

Jorge Pablo Brito
190	Chairperson

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	416,044,072
Financial institutions	2,146,131,068
Other	54,792,752
Debt securities at fair value through profit or loss			575,391,677	549,516,137	22,491,924	3,383,616
Derivative financial instruments			19,283,771	33,492	19,250,279
Other financial assets	444,285,549		185,155			185,155
Loans and other financing
To the non-financial government sector	69,936,579
Other financial institutions (1)	63,132,416
To the non-financial private sector and foreign residents
Overdrafts	541,134,853
Documents	1,018,361,177
Mortgage loans	504,071,972
Pledge loans	122,617,082
Personal loans	1,153,204,936
Credit cards	1,378,563,049
Financial leases	16,449,015
Other (1)	907,395,408
Other debt securities	2,687,768,166	361,974,360		361,974,360
Financial assets delivered as guarantee	233,503,577		942,189	942,189
Equity instruments at fair value through profit or loss			7,736,916	1,218,007		6,518,909
TOTAL FINANCIAL ASSETS	11,757,391,671	361,974,360	603,539,708	913,684,185	41,742,203	10,087,680

(1)	Includes total provisions of the sector.

Jorge Pablo Brito
191	Chairperson

EXHIBIT P
(continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	643,700,325
From the financial sector	11,609,878
From the non-financial private sector and foreign residents
Checking accounts	944,085,580
Savings accounts	4,022,515,454
Time deposits and investment accounts	2,055,177,650
Other	727,805,714
Liabilities at fair value through profit or loss			38,403	38,403
Derivative financial instruments			1,321,602	92,978	1,228,624
Repo transactions
Other financial institutions	18,956,694
Other financial liabilities	809,323,141
Financing received from Central Bank and other financial institutions	43,472,382
Issued corporate bonds	14,789,758
Subordinated corporate bonds	419,379,179
TOTAL FINANCIAL LIABILITIES	9,710,815,755		1,360,005	131,381	1,228,624

Jorge Pablo Brito
192	Chairperson

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	865,285,033
Financial institutions	1,667,266,594
Other	122,030
Debt securities at fair value through profit or loss			3,655,742,066	3,635,188,364	20,538,424	15,278
Derivative financial instruments			28,621,262	1,429	28,619,833
Repo transactions
BCRA	1,340,498,678
Other financial institutions	15,847
Other financial assets	232,964,744		225,826	87,761		138,065
Loans and other financing
To the non-financial government sector	10,271,322
Other financial institutions (1)	21,700,303
To the non-financial private sector and foreign residents
Overdrafts	626,939,698
Documents	732,432,669
Mortgage loans	359,589,458
Pledge loans	61,251,124
Personal loans	518,869,616
Credit cards	1,055,651,798
Financial leases	20,730,172
Other (1)	527,145,565
Other debt securities	305,095,437	531,546,434		480,766,796	50,779,638
Financial assets delivered as guarantee	186,359,926		69,737,401	65,176,294	4,561,107
Equity Instruments at fair value through profit or loss			5,710,264	1,227,477		4,482,787
TOTAL FINANCIAL ASSETS	8,532,190,014	531,546,434	3,760,036,819	4,182,448,121	104,499,002	4,636,130

(1)	Includes total provisions of the sector.

Jorge Pablo Brito
193	Chairperson

EXHIBIT P
(continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	407,437,205
From the financial sector	43,956,526
From the non-financial private sector and foreign residents
Checking accounts	978,965,568
Savings accounts	3,144,275,169
Time deposits and investment accounts	2,276,969,589
Other	381,229,139
Liabilities at fair value through profit or loss			16,909	16,909
Derivative financial instruments			6,179,869	87,955	6,091,914
Repo transactions
Other financial institutions	51,395,109
Other financial liabilities	586,849,255		69,626	69,626
Financing received from Central Bank and other financial institutions	43,115,043
Issued corporate bonds	134,466,854
Subordinated corporate bonds	716,731,761
TOTAL FINANCIAL LIABILITIES	8,765,391,218		6,266,404	174,490	6,091,914

Jorge Pablo Brito
194	Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	12/31/2024	12/31/2023
For measurement of financial assets at fair value through profit or loss
Gain from government securities	2,110,055,918	1,893,832,605
Gain / (loss) from private securities	2,814,016	(275,656)
Gain from derivative financial instruments
Forward transactions	16,575,171	39,280,093
Loss from other financial assets	(9,354)	(575,742)
Gain from equity instruments at fair value through profit or loss	3,241,764	789,696
(Loss) / gain from sales or decreases of financial assets at fair value (1)	(3,098,756)	43,896,225
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(42,816,842)	(17,013,432)
Total	2,086,761,917	1,959,933,789

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the fiscal year.

Jorge Pablo Brito
195	Chairperson

EXHIBIT Q
(continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

Interest and adjustment for the application of the effective interest rate of	Net financial Income / (Loss)
financial assets and financial liabilities measured at amortized cost	12/31/2024	12/31/2023
Interest income
for cash and bank deposits	15,658,008	14,906,854
for government securities	802,765,361	2,128,729,467
for private securities	2,522,236	3,015,150
for loans and other financing
Non-financial public sector	13,357,942	41,659,746
Financial sector	7,831,744	7,146,854
Non-financial private sector
Overdrafts	304,091,258	381,043,409
Documents	219,829,755	341,041,598
Mortgage loans	357,554,176	317,514,110
Pledge loans	16,303,760	21,575,511
Personal loans	542,273,917	532,001,990
Credit cards	290,079,302	433,483,007
Financial leases	13,851,695	6,806,223
Other	333,864,892	383,741,444
for repo transactions
Central Bank of Argentina	294,479,638	427,260,740
Other financial institutions	3,204,524	1,551,345
Total	3,217,668,208	5,041,477,448
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(164,330,179)	(242,131,030)
Saving accounts	(42,111,236)	(39,457,939)
Time deposits and investments accounts	(1,629,080,328)	(3,164,169,140)
Other		(30)
for Financing received from Central Bank of Argentina and other financial institutions	(5,061,130)	(4,535,948)
for repo transactions
Other financial institutions	(8,268,119)	(30,211,754)
for other financial liabilities	(1,476,692)	(2,699,302)
for issued corporate bonds	(16,308,042)	(3,588,765)
for other subordinated corporate bonds	(29,428,813)	(30,880,107)
Total	(1,896,064,539)	(3,517,674,015)

Jorge Pablo Brito
196	Chairperson

EXHIBIT Q
(continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair	Income for the fiscal year	Other comprehensive income	Income for the fiscal year	Other comprehensive income
value through other comprehensive income	12/31/2024	12/31/2024	12/31/2023	12/31/2023
for debt government securities	295,939,012	(106,258,946)	271,071,225	103,757,098
Total	295,939,012	(106,258,946)	271,071,225	103,757,098

	Income for the fiscal year
Item	12/31/2024	12/31/2023
Commissions income
Commissions related to obligations	288,800,302	298,039,535
Commissions related to credits	14,433,642	3,134,097
Commissions related to loans commitments and financial guarantees	5,191,319	1,194,708
Commissions related to securities value	7,039,536	5,065,460
Commissions for credit cards	178,431,291	174,502,371
Commissions for insurances	32,070,531	26,591,082
Commissions related to trading and foreign exchange transactions	20,900,195	12,184,697
Total	546,866,816	520,711,950

Commissions expenses
Commissions related to debt securities trading	(1,422)	(162,559)
Commissions related to trading and foreign exchange transactions	(5,790,681)	(3,304,679)
Other
Commissions paid ATM exchange	(34,829,872)	(21,299,459)
Checkbooks commissions and clearing houses	(13,416,450)	(10,607,876)
Credit cards and foreign trade commissions	(4,432,301)	(5,988,052)
Total	(58,470,726)	(41,362,625)

Jorge Pablo Brito
197	Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2024
Other financial assets	1,296,294	(369,516)	751	39	(677,126)	250,442
Loans and other financing	116,481,847	36,838,506	11,712,483	24,552,177	(66,497,779)	123,087,234
Other financial institutions	50,578	7,114	226		(28,204)	29,714
To the non-financial private sector and foreign residents
Overdrafts	15,686,827	4,703,712	(1,372,126)	1,902,799	(8,771,587)	12,149,625
Documents	7,088,631	1,829,052	(96,671)	755,990	(4,032,568)	5,544,434
Mortgage loans	10,652,810	1,290,596	862,024	1,952,975	(6,008,386)	8,750,019
Pledge loans	761,613	1,141,336	227,486	37,810	(466,810)	1,701,435
Personal loans	21,810,205	15,086,837	6,722,244	11,254,246	(13,022,834)	41,850,698
Credit cards	23,281,815	7,889,171	5,864,894	12,295,927	(13,752,393)	35,579,414
Financial leases	232,733	236,674	35,026	73,149	(136,491)	441,091
Other	36,916,635	4,654,014	(530,620)	(3,720,719)	(20,278,506)	17,040,804
Eventual commitments	4,523,473	5,214,387	657,861	(444)	(2,695,864)	7,699,413
Other debt securities	26,154	(5,127)		(150)	(15,061)	5,816
Total allowances	122,327,768	41,678,250	12,371,095	24,551,622	(69,885,830)	131,042,905

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2023
Other financial assets	617,375	1,359,503			(680,584)	1,296,294
Loans and other financing	74,525,923	39,791,070	25,827,326	60,477,251	(84,139,723)	116,481,847
Other financial institutions	55,208	72,298			(76,928)	50,578
To the non-financial private sector and foreign residents
Overdrafts	3,571,942	4,646,947	7,593,409	4,870,693	(4,996,164)	15,686,827
Documents	3,802,114	5,000,820	2,374,850	1,835,057	(5,924,210)	7,088,631
Mortgage loans	8,096,335	(266,423)	2,277,703	8,866,229	(8,321,034)	10,652,810
Pledge loans	1,286,003	(52,263)	533,238	57,485	(1,062,850)	761,613
Personal loans	28,126,673	12,090,933	1,342,896	8,615,605	(28,365,902)	21,810,205
Credit cards	18,755,689	12,887,554	3,845,061	11,778,064	(23,984,553)	23,281,815
Financial leases	146,720	126,307	55,767	29,551	(125,612)	232,733
Other	10,685,239	5,284,897	7,804,402	24,424,567	(11,282,470)	36,916,635
Eventual commitments	4,655,545	3,747,810	188,278	976	(4,069,136)	4,523,473
Other debt securities	5,394	34,720		314	(14,274)	26,154
Total allowances	79,804,237	44,933,103	26,015,604	60,478,541	(88,903,717)	122,327,768

Jorge Pablo Brito
198	Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 27, 2025

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name:	Jorge Francisco Scarinci
Title:	Chief Financial Officer